As filed with the Securities and Exchange Commission on October 21, 2002
Registration No. 333-99051

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WELLCHOICE, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	6324	71-0901607
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
11 West 42nd Street
New York, New York 10036
(212) 476-7800
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael A. Stocker, M.D.
Chief Executive Officer
WellChoice, Inc.
11 West 42nd Street
New York, New York 10036
(212) 476-7800
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Ira M. Millstein, Esq.	Linda V. Tiano, Esq.	Serge Benchetrit, Esq.
Matthew Bloch, Esq.	Seth I. Truwit, Esq.	Willkie Farr & Gallagher
Weil, Gotshal & Manges LLP	WellChoice, Inc.	787 Seventh Avenue
767 Fifth Avenue	11 West 42nd Street	New York, New York 10019
New York, New York 10153	New York, New York 10036	(212) 728-8000
(212) 310-8000	(212) 476-7800

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 2002

13,861,053 Shares

WellChoice, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $21.00 and $24.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “WC.”

The shares of common stock are being sold by The New York Public Asset Fund, or the Fund, and The New York Charitable Asset Foundation, or the Foundation. We will not receive any of the proceeds from the shares of common stock sold by the Fund and the Foundation. The Fund and the Foundation will own 95% and 5%, respectively, of our common stock immediately preceding the completion of the offering and will own approximately 79% and 4.2%, respectively, of our common stock immediately after the offering, including one share of Class B common stock owned by the Fund.

Our certificate of incorporation prohibits any institutional investor from owning 10% or more of our outstanding voting securities, any noninstitutional investor from owning 5% or more of our outstanding voting securities and any person or entity from owning equity securities representing a 20% or more ownership interest in our company. These ownership restrictions will apply to the shares sold in this offering but will not apply to the Fund. See “Description of Capital Stock” on page 108 for a more detailed discussion of these restrictions.

The New York State Superintendent of Insurance has neither approved nor disapproved of these securities or determined if this prospectus is truthful or complete.

The underwriters have an option to purchase a maximum of 2,079,158 additional shares from us and the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 9.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to the Selling Stockholders
Per Share	$		$		$
Total		$		$		$

Delivery of the shares of common stock will be made on or about            , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

UBS Warburg	Bear, Stearns & Co. Inc.	Morgan Stanley
Goldman, Sachs & Co.	JPMorgan	Salomon Smith Barney
Blaylock & Partners, L.P.	The Williams Capital Group, L.P.

The date of this prospectus is             , 2002

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

New York and New Jersey insurance laws and New York health regulations require the prior approval of the New York and New Jersey insurance regulators and the New York health regulators for any acquisition of control of WellChoice, where “control” is presumed to exist if a person owns 10% or more of voting common stock. See “Description of Capital Stock—New York and New Jersey Insurance Laws.”

In addition, unless otherwise indicated, all financial data presented in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. You should be aware that the New York State Department of Insurance recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York insurance laws and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Department of Insurance to financial statements prepared in accordance with GAAP in making such determinations. See note 10 to our consolidated financial statements.

Dealer Prospectus Delivery Obligation

Until                    , 2002 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors,” before making an investment decision. In this prospectus, “WellChoice,” “company,” “we,” “us,” and “our” refer to WellChoice, Inc., a Delaware corporation, and, as the context requires, its subsidiaries including Empire HealthChoice, Inc. following that entity’s conversion from a not-for-profit health service corporation to a for-profit accident and health insurer under the New York insurance laws in a series of transactions described in this prospectus under the caption “The Plan of Conversion.”

Our Company

We are the largest health insurance company in the State of New York based on PPO and HMO membership. We serve over 4.6 million members in our service areas which include the New York City metropolitan area, where we hold a leading market position covering over 20% of the population, upstate New York and New Jersey. We have the exclusive right to use the Blue Cross and Blue Shield names and marks throughout the New York City metropolitan area and one or both of these names and marks in selected counties in upstate New York.

We have a long tradition of serving health insurance needs in New York, having operated in the state for 68 years. New York is the third most populous state in the United States, with a total population of approximately 19.0 million, according to the most recent U.S. census. We believe we can significantly increase our market share through focused market efforts on a cost effective basis, given the high population density in selected markets, such as the New York City metropolitan area. Moreover, the New York marketplace presents a diverse customer base which requires a broad range of product offerings and which we believe we are well positioned to serve.

We have the largest hospital and physician networks of any health insurer or HMO in our New York State service areas. Our provider networks consist of many of the most well recognized provider organizations and include more physicians listed on New York Magazine’s June 2002 list of Best Doctors than any other health benefits provider.

We offer a broad range of products and services to our members, including managed care products and traditional indemnity products, positioning us well to respond to shifts in customer needs and marketplace trends. Our managed care product offerings include health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and exclusive provider organizations, or EPOs. We offer our products to a broad range of customers, including large groups of more than 500 employees; middle-market groups, ranging from 51 to 500 employees; small groups, ranging from two to 50 employees, and individuals. Over one million of our members are employees of national accounts, including Fortune 500 companies.

Since 1995, our current management team has helped reverse reductions in membership and profitability that we experienced between 1988 and 1995, and has delivered an extended period of growth and profitability. Since 1998, we have experienced 15 consecutive quarters of underwriting gain (which we define as premiums earned plus administrative service fees, less cost of benefits provided and administrative expenses). As of June 30, 2002, we had total assets of $2.5 billion and total reserves for policyholders’ protection, or GAAP surplus, of $964.9 million. For the six months ended June 30, 2002, our total revenue was $2.6 billion and our net income was $138.7 million. In May 2002, Standard & Poor’s, or S&P, raised the financial strength and counterparty credit rating of Empire HealthChoice, Inc., or HealthChoice, to “A-,” which represents the third highest of nine S&P ratings categories and is within the “strong” category (“A+,” “A,” and “A-”). This rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by S&P at any time.

The following table illustrates the historical improvement in our operating results and financial condition:

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
	(in millions)
Total revenue	$3,424.6	$3,298.0	$3,664.9	$4,233.7	$4,631.2	$2,601.7
Income from continuing operations before income taxes	48.1	41.0	129.3	120.5	147.6	139.8
Net income	51.9	42.0	120.2	190.4	131.0	138.7
Total assets (at end of period)	1,808.1	1,837.3	1,987.4	2,252.5	2,449.6	2,482.3
GAAP surplus (at end of period)	334.0	379.5	502.7	674.7	829.3	964.9

Our Strategy

Our goal is to be the leading health insurer in the New York marketplace and surrounding areas. During the past several years, we have implemented strategic changes to achieve this goal, including shifting our membership base from purchasers of mainly traditional indemnity products to more innovative managed care products, standardizing our product offerings and consolidating our networks and claims payment systems. We plan to continue to maintain and improve our market position and financial performance by executing the following strategy:

•	Capitalize on Growth Opportunities.

—
Offer a broad spectrum of managed care products in our local markets. We intend to continue to grow our business, particularly in the profitable middle-market group, by maintaining, developing and offering the broad continuum of managed care products that the New York market demands. To accomplish this goal, we will continue to design our products based on freedom in selecting providers, cost sharing, scope of coverage and degree of medical management. We believe that our broad range of products gives us a market advantage that enables us to be the sole managed care provider to many of our customers.

—
Grow our national accounts business. We view national accounts as an attractive growth opportunity as this group represents approximately 38% of employed persons in the United States. We intend to continue to grow this part of our business by capitalizing on our position in the New York City metropolitan area where a significant number of national businesses have offices and through promotion of the BlueCard program. The BlueCard program enables our members to obtain coverage from the networks of other Blue Cross Blue Shield plans across the country, making it possible for us to compete for national accounts business with other non-“Blue” plans with nationwide networks.

—
Expand geographically. We also intend to pursue expansion opportunities, especially those in or adjacent to our current service areas. We believe that we have developed an expertise in systems migration, network development, marketing, underwriting and cost control that is transferable to attractive markets within and outside New York and which positions us to take advantage of opportunities that may arise as the consolidation of the health insurance industry continues.

•
Leverage the Strength of the Blue Cross and Blue Shield Brands. We believe that our license to use the Blue Cross and Blue Shield names and marks gives us a significant competitive advantage in New York, and we intend to continue to promote the value of these brands to attract additional customers and members.

•
Continue to Promote the Use of Medical Information to Offer Innovative Products and Services to Members and Providers. We intend to be a leader in the use of medical information to facilitate and enhance communications and delivery of service among employers, employees and other health care providers. We believe that our members will increasingly desire and demand ready access to a repository of comprehensive, accurate and secure medical and health related information that can be transmitted by the member to physicians and medical institutions. We have implemented a number of programs that position us well to establish a leadership role in this area.

•
Reduce Costs through Operational Excellence. We are seeking to achieve operational excellence by improving delivery of service, customer satisfaction and financial results through zero defects, rapid turnaround times and lower operating costs. We are executing a number of initiatives that we believe will enable us to realize medical and administrative cost savings.

Our ability to successfully execute this strategy and achieve our goals, and our business generally, is subject to a number of risks, some of which are beyond our control. These risks include those relating to our business specifically. For example, we could lose our license to use the Blue Cross and Blue Shield names and marks and we are subject to intense competition for customers and providers. Also, our industry is heavily regulated and changes in legislation or regulation may adversely affect us. For a more detailed discussion of these and other risks, see “Risk Factors” beginning on page 9 of this prospectus.

The Plan of Conversion

In January 2002, the Governor of the State of New York signed into law Chapter One of the New York Laws of 2002, which we refer to as the Conversion Legislation. Under the Conversion Legislation, HealthChoice filed an amended plan of conversion with the New York State Department of Insurance on June 18, 2002 (which was further amended and refiled on September 26, 2002), to convert from a not-for-profit health service corporation to a for-profit accident and health insurer under the New York insurance laws. Under the Conversion Legislation, the plan of conversion must be approved by the New York State Superintendent of Insurance, or Superintendent, on or prior to the effectiveness of this offering. Any such approval by the Superintendent of the plan of conversion will not constitute a recommendation to purchase our common stock. We also have requested approvals from the Superintendent and, where necessary, from the New York State Commissioner of Health, or the Commissioner, the New Jersey Department of Banking and Insurance, the Centers for Medicare and Medicaid Services, or CMS, and the Blue Cross Blue Shield Association, an association of independent Blue Cross and Blue Shield plans (which we have obtained), for certain transactions related to the plan of conversion. On August 6 and 7, 2002, public hearings took place in New York City and Albany, respectively, with respect to the plan of conversion. On October 8, 2002, the Superintendent issued an Opinion and Decision approving the plan of conversion and concluding that the conversion is in compliance with the Conversion Legislation and does not violate any applicable laws or regulations. The approval and conclusions are subject to several conditions, including the approval by the Superintendent, the Commissioner and CMS of certain of the agreements that we will enter into in connection with the conversion. Pursuant to the Conversion Legislation, the Opinion and Decision may be challenged until November 7, 2002, the 30th day following the date of the Opinion and Decision. Judicial review of any challenge to the Opinion and Decision is limited to a finding that the Superintendent acted in an arbitrary or capricious manner in reaching a determination to approve the plan of conversion.

In accordance with the plan of conversion, immediately prior to the effectiveness of this offering, HealthChoice will convert from a not-for-profit health services corporation to a for-profit accident and health insurer under the New York insurance laws and the converted HealthChoice will issue all of its authorized capital stock to the Fund and the Foundation. The Fund and the Foundation will then receive their respective shares of our common stock in exchange for the transfer of all of the outstanding shares of HealthChoice to one of our direct wholly owned subsidiaries. Empire HealthChoice Assurance, Inc., an existing, for-profit, New York licensed accident and health insurance subsidiary of HealthChoice then will merge with the converted HealthChoice, with HealthChoice surviving under the name “Empire HealthChoice Assurance, Inc.” We refer to the surviving corporation as Empire.

The Fund was established under the Conversion Legislation to receive the “public asset,” or the assets representing 95% of the fair market value of HealthChoice and its subsidiaries on the effective date of the conversion. The Foundation is a New York not-for-profit corporation established prior to the effective date of the offering pursuant to the Conversion Legislation for charitable purposes to receive the “charitable asset,” or the assets representing 5% of the fair market value of HealthChoice and its subsidiaries on the effective date of the conversion. See “The Plan of Conversion.”

WellChoice was incorporated in Delaware in August 2002. Prior to the completion of the conversion and this offering, WellChoice has not and will not engage in any operations. Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036. Our telephone number is (212) 476-7800.

Recent Developments

For the nine months ended September 30, 2002, our income from continuing operations before taxes increased 113.9% to $227.0 million, from $106.1 million for the nine months ended September 30, 2001. As of September 30, 2002, total enrollment was approximately 4.6 million and commercial managed care enrollment was 3.8 million (82.6% of total enrollment). Premium revenue increased 8.0%, or $256.0 million, to $3.5 billion for the nine months ended September 30, 2002, from $3.2 billion for the nine months ended September 30, 2001. Administrative service fee revenue increased 24.0%, or $57.8 million, to $298.5 million for the nine months ended September 30, 2002 from $240.7 million for the nine months ended September 30, 2001. See our more detailed discussion of these developments in the section of this prospectus entitled “Recent Developments.”

The Offering

Common stock offered by:
The Fund	13,168,000 shares
The Foundation	693,053 shares
Total	13,861,053 shares

Common stock outstanding after the offering
82,300,000 shares of common stock and one share of Class B common stock which will be held by the Fund and will provide the Fund with certain approval rights. See “Description of Capital Stock—Description of Common Stock and Class B Common Stock.”

Use of Proceeds
We will not receive any proceeds from the sale of shares by the Fund and the Foundation. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be $25.1 million, after deducting the underwriting discount. We would use these funds to pay offering and conversion expenses and for general corporate purposes.

Dividend Policy
We currently do not intend to pay cash dividends on our common stock. Any future dividends will be subject to our financial condition, declaration by our board of directors, statutory limitations and other factors described under “Dividend Policy.”

Risk Factors	For a discussion of factors you should consider before buying the shares, see “Risk Factors.”

New York Stock Exchange Symbol	“WC”

About this Prospectus

Unless otherwise indicated, the information in this prospectus:

•	assumes an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the front cover of this prospectus); and

•	assumes no exercise of the underwriters’ option to purchase a maximum of 2,079,158 additional shares from us and the selling stockholders to cover over-allotments.

In addition, in this prospectus:

•	“Blue Cross” and/or “Blue Shield” refers to BlueCross® and/or BlueShield®, registered service marks of the Blue Cross Blue Shield Association;

•	“BlueCard” refers to BlueCard®, a registered service mark of the Blue Cross Blue Shield Association; and

•	“SARA” refers to SARA®, our registered service mark for our Systematic Analysis Review and Assistance Program.

Summary Consolidated Financial and Additional Data

The summary consolidated financial data presented below is derived from our consolidated financial statements included elsewhere in this prospectus. The financial data as of and for the six months ended June 30, 2001 is unaudited. You should read this summary consolidated financial data together with our financial statements and the related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions)
Revenue:
Premiums earned	$2,359.8	$2,162.2	$4,246.2	$3,876.9	$3,362.3	$3,064.4	$3,152.7
Administrative service fees	194.3	160.2	322.0	264.9	238.9	171.2	138.2
Investment income, net(1)	34.4	37.3	69.3	65.5	58.7	55.6	49.0
Net realized investment gains (losses)	(0.4)	(5.5)	(12.4)	22.1	0.2	3.8	1.3
Other income, net(2)(3)	13.6	2.8	6.1	4.3	4.8	3.0	83.4

Total revenue	2,601.7	2,357.0	4,631.2	4,233.7	3,664.9	3,298.0	3,424.6

Expenses:
Cost of benefits provided	2,057.0	1,915.3	3,738.8	3,426.4	2,944.6	2,721.5	2,808.1
Administrative expenses(4)(5)	401.3	370.9	742.8	686.2	587.3	533.2	568.4
Conversion expenses	3.6	1.3	2.0	0.6	3.7	2.3	—

Total expenses	2,461.9	2,287.5	4,483.6	4,113.2	3,535.6	3,257.0	3,376.5

Income from continuing operations before income taxes	139.8	69.5	147.6	120.5	129.3	41.0	48.1
Income tax (expense) benefit(6)	—	—	(0.1)	74.5	(9.1)	1.0	3.8

Income from continuing operations	139.8	69.5	147.5	195.0	120.2	42.0	51.9
Loss from discontinued operations, net of tax(7)	(1.1)	(7.0)	(16.5)	(4.6)	—	—	—

Net income	$138.7	$62.5	$131.0	$190.4	$120.2	$42.0	$51.9

	Pro Forma Information (unaudited)(8)
	Six months ended June 30, 2002	Year ended December 31, 2001
	(in millions, except share and per share data)
Pro forma administrative expenses(9)	$422.1	$784.8
Pro forma income from continuing operations before income taxes	119.0	105.6
Pro forma income tax expense(10)	52.9	45.5
Pro forma net income	65.4	49.3
Pro forma earnings per common share	0.79	0.60
Shares used to compute pro forma earnings per share(11)	82,300,000	82,300,000

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Additional Data:
Medical loss ratio(12)	87.2%	88.6%	88.1%	88.4%	87.6%	88.8%	89.1%
Medical loss ratio, excluding New York City and New York State PPO(13)	84.4%	86.2%	86.0%	85.9%	85.1%	86.6%	87.5%
Administrative expense ratio(14)	15.9%	16.0%	16.3%	16.6%	16.4%	16.6%	17.3%
Administrative expense ratio—premium equivalent basis(15)	11.3%	11.7%	11.7%	12.6%	12.7%	N/A	N/A
Members (000’s at end of period)(16)	4,644	4,365	4,383	4,135	4,161	4,119	4,081

	As of June 30,		As of December 31,
	2002	2001	2001	2000	1999	1998	1997
			(in millions)
Balance Sheet Data:
Cash and investments	$1,593.3	$1,432.2	$1,604.3	$1,400.6	$1,330.2	$1,184.0	$1,013.1
Premium related receivables	402.7	464.5	403.5	447.5	404.7	399.3	484.3
Total assets	2,482.3	2,347.4	2,449.6	2,252.5	1,987.4	1,837.3	1,808.1
Unpaid claims and claims adjustment expense	628.1	734.7	634.1	672.4	591.0	597.2	661.7
Total liabilities	1,517.4	1,600.2	1,620.3	1,577.8	1,484.7	1,457.8	1,474.1
Total reserves for policyholders’ protection(17)	964.9	747.2	829.3	674.7	502.7	379.5	334.0

(1)	Investment income, net represents total investment income for the period, less investment expenses.
(2)
Other income includes $8.0 million and $6.8 million of gains recorded for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively, based on insurance carrier settlement offers for electronic data processing, furniture and office equipment lost at the World Trade Center.

(3)	Other income includes a $79.8 million gain from the sale of our home office building located in New York City in 1997.
(4)
Administrative expenses includes $2.4 million and $3.5 million of estimated expenses incurred as a result of the loss of our headquarters located at the World Trade Center that may or may not be reimbursed by our insurance carrier, for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively.

(5)
Administrative expenses includes $5.3 million of employee-related transition costs incurred in connection with our modernization and outsourcing agreement with IBM for the six months ended June 30, 2002.

(6)	As of December 31, 2000, we reduced our valuation allowance on our deferred tax assets by $86.9 million based on continued, current and projected positive taxable income.
(7)
Represents loss from operations of NexxtHealth, Inc., a development stage subsidiary formed in March 2000 to develop Internet portal software to market to other health benefit companies, which was discontinued in February 2002.

(8)	Following the conversion, HealthChoice will be a for-profit entity and will be subject to state and local taxes as well as federal income taxes at the statutory rate of 35%.
(9)
Includes an estimate of premium and sales and use tax expense as if HealthChoice were a for-profit company of $20.8 million and $42.0 million for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(10)
Includes an estimate of state and local income tax expense as if HealthChoice were a for-profit company of $17.3 million and $13.2 million for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively. Federal income tax expense was computed at the statutory rate of 35%.

(11)
Calculated based on number of shares that would have been held by the Fund and the Foundation as of June 30, 2002 and December 31, 2001, after giving effect to the conversion but prior to this offering.

(12)	Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.
(13)
We present medical loss ratio, excluding New York City and New York State PPO because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums relative to administrative expense and are retrospectively rated with a guaranteed administrative service fee. In addition, the size of these accounts distorts our performance when the total medical loss ratios are presented.

(14)	Administrative expense ratio represents administrative and conversion expenses as a percentage of premiums earned and administrative service fees.
(15)
Premium equivalents are obtained by adding to our administrative service fees the amount of claims attributable to these fees, which include our non-Medicare, self-funded (or ASO) health business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Administrative expense ratio—premium equivalent basis is determined by dividing administrative and conversion expenses by premium equivalents plus premiums earned for the relevant periods. Administrative expense ratio—premium equivalent is a measure that is commonly used in the health benefits industry to allow for a comparison of operating efficiency among companies.

(16)
Enrollment as of June 30, 2002 includes 172,000 New York State PPO account members who reside in New York State but outside of our service areas. Prior to this time, these members were enrolled in the New York Blue Cross Blue Shield plan licensed in the area where the members resided and, accordingly, the membership was reported by these plans and not by us. Starting in 2002, in accordance with a change to the contract with New York State, we began administering the entire plan, including those members enrolled outside of our service area, and all members were therefore enrolled in, and reported by, HealthChoice. Accordingly, New York State PPO account members who reside in New York State but outside of our service areas are excluded from enrollment totals for all other periods presented.

(17)	Total reserves for policyholders’ protection is the term used to define GAAP surplus (GAAP assets less GAAP liabilities).

RISK FACTORS

You should carefully consider the following risks and all other information set forth in this prospectus before investing. These risks and other factors could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Risks Relating to our Business

Our inability to address health care costs and implement increases in premium rates could negatively affect our profitability.

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, quality initiatives and medical management, product design and negotiation of favorable provider reimbursement rates. The following includes factors that are beyond our control and may adversely affect our ability to predict and manage health care costs:

        •     higher than expected utilization of services;

        •     an increase in the number of high-cost cases;

        •    changes in the population or demographic
              characteristics of members served, including
              aging of the population;

        •    medical cost inflation;
• changes in healthcare practices; • cost of prescription drugs and direct to consumer marketing by pharmaceutical companies; and • the introduction of new medical technology and pharmaceuticals.

In addition to the challenge of managing health care costs, we face pressure to contain prices for our products. Our customer contracts may be subject to renegotiations as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable prices. A limitation on our ability to increase or maintain our prices could result in reduced revenues and earnings which could have an adverse impact on the trading prices of our common stock and the value of your investment.

A reduction in enrollment in our health insurance programs could affect our business and profitability.

A reduction in the number of members in our health insurance programs could reduce our revenues and profitability. Factors that could contribute to a reduction in membership include:

•	failure to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	failure to successfully implement our strategy following this offering;

•	failure to provide innovative products that meet the needs of our customers or potential customers;

•	our exit from a specific market;

•	reductions in workforce by existing customers;

•	negative publicity and news coverage; and

•	a general economic downturn that results in business failures.

The termination of our license agreements to use the Blue Cross and Blue Shield names and marks would have an adverse effect on our business, financial condition and results of operations.

We are a party to license agreements with the Blue Cross Blue Shield Association, an association of independent Blue Cross Blue Shield plans, which entitle us to the exclusive use of the “Cross and Shield,” or Blue Cross and Blue Shield names and marks in ten counties in the New York City metropolitan area and in six counties in upstate New York, the non-exclusive right to use the Blue Cross and Blue Shield names and marks in one upstate New York county, the exclusive use of only the Blue Cross name and mark in seven upstate New York counties and the non-exclusive use of only the Blue Cross name and mark in an additional four upstate New York counties. We use these names and marks to identify our products and services in these licensed counties. Upon the occurrence of any event causing termination of the license agreements, we would cease to have the right to use the Blue Cross and Blue Shield names and marks or the Blue Cross Blue Shield Association’s networks of providers. Although we cannot predict with certainty what effect the loss of those licenses would have on us, we expect that we would lose a substantial portion of our membership. The loss of these licenses would significantly harm our ability to compete in our markets and may require payment of significant monetary penalties to the Blue Cross Blue Shield Association. Furthermore, the Blue Cross Blue Shield Association would be free to issue to another entity, including one of our competitors, a license to use the Blue Cross Blue Shield names and marks in the counties in New York in which we had previously used the Blue Cross and/or Blue Shield names and marks, which would have a material adverse effect on our business, financial condition and results of operations.

Events which could result in termination of our license agreements include, among others:

•	failure to maintain our total adjusted capital at 200% of authorized control level risk based capital, as defined by the National Association of Insurance Commissioners risk based capital model act;

•	failure to maintain liquidity of greater than one month of underwritten claims and administrative expenses, as defined by the Blue Cross Blue Shield Association, for two consecutive quarters;

•	failure to satisfy state-mandated statutory net worth requirements;

•	impending financial insolvency; and

•	a change of control not otherwise approved by the Blue Cross Blue Shield Association or a violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock.

We have obtained the approval of the Blue Cross Blue Shield Association for the transfer of our licenses to WellChoice that is required in connection with the conversion and this offering.

In addition, our certificate of incorporation contains restrictions on transfer and ownership limitations which correspond to the Blue Cross Blue Shield Association’s rules applicable to our licenses of the Blue Cross and Blue Shield names and marks. Our certificate of incorporation (and the Blue Cross Blue Shield Association’s ownership limits) restricts beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our certificate of incorporation, as well as ownership of equity securities representing ownership interests in our company to less than 20%. Although we believe that these limitations are enforceable under Delaware law, we are not aware of any case in which a court has specifically addressed this issue. If one of our stockholders violates the ownership limitations and a court does not enforce the provisions of our certificate of incorporation or the Fund breaches the voting trust and divestiture agreement, we could lose our licenses to use the Blue Cross and Blue Shield names and marks.

Regional concentration of our business may subject us to economic downturns in New York State and, in particular, the New York City metropolitan area.

We operate in 28 counties in New York State and substantially all of our revenue is derived from group accounts that have an office in our service areas in New York State or from individual members who reside in the state. This concentration of business in New York exposes us to potential losses resulting from a downturn in the economy of New York State and, in particular, New York City. The events of September 11, 2001 and the economic recession have had a negative economic impact on business in New York City as well as New York State. In addition, a nationwide economic downturn could have an adverse impact on our national accounts business. If economic conditions deteriorate, we may experience a reduction in existing and new business, which may have an adverse effect on our business, financial condition and results of operations.

In addition, as a high profile, diverse and highly populated city, New York City could be the target of future terrorist attacks, including bioterrorism and other public health threats, which could significantly increase the risks of our business, such as the risk of significant increases in costs of benefits provided following such an event. For example, a bioterrorism attack could cause increased utilization of healthcare services, including physician and hospital services, high-cost prescription drugs and other services.

Significant competition from other health care companies could negatively affect our ability to maintain or increase our profitability.

Our business operates in a highly competitive environment, both in the states of New York and New Jersey as well as nationally. Our largest competitors in the New York City metropolitan area include national health benefits companies, such as UnitedHealthcare and Aetna, Inc., and regional local health insurers, such as Oxford Health Plans, Inc., Health Insurance Plan of Greater New York and Group Health Incorporated. Our major competitors for national accounts customers include other “Blue” plans as well as UnitedHealthcare, Cigna Corporation and Aetna.

Competition in our industry has intensified in recent years, due to more aggressive marketing and pricing practices by other health care organizations, a customer base which focuses on quality while still being price-sensitive and the introduction of new products for which health insurance companies must compete for members. This environment has produced, and will likely continue to produce, significant pressures on the profitability of health insurance companies. Concentration in our industry also has created an increasingly competitive environment, both for customers and for potential acquisition targets, which may make it difficult for us to grow our business. Some of our competitors are larger and have greater financial and other resources than we do. We may have difficulty competing with larger health insurance companies, which can create downward price pressures on provider rates through economies of scale. We may not be able to compete successfully against current and future competitors. In addition, in recent years, the nature and means by which participants in the health care and health insurance industries market products and deliver services have changed rapidly. We believe this trend will continue, requiring us to continue to respond to new and, possibly, unanticipated competitive developments. Competitive pressures faced by us may adversely affect our business, financial condition and results of operations.

In order to distribute our products effectively, we must continue to recruit, retain and establish relationships with qualified agents and brokers. Skilled agents and brokers are in high demand and we cannot assure you that we will continue to be able to recruit, retain and establish relationships with such agents and brokers. If such agents and brokers do not help us to maintain our current customer accounts or establish new accounts, our business and profitability could be adversely affected.

We face heavy competition from other health benefits plans to enter into contracts with hospitals, physicians and other providers for our provider networks. Consolidation in our industry, both on the provider side and on the health insurer side, only exacerbates this competition.

Further, Blue Cross Blue Shield plans share their local provider networks under a BlueCard program allowing enrolled members to obtain service when they travel outside of their home plan’s service areas. Our license agreements with the Blue Cross Blue Shield Association require us to pay administrative fees to any host Blue Cross Blue Shield member plan in exchange for providing these claims and services to our members in their service area. BlueCard fees are a significant administrative expense for our business and are not incurred by non-Blue health insurers. As a result, our premium rates may not be as competitive as those of non-Blue plans, to the extent their cost savings are not offset by the expense of securing national provider networks for their members.

Future legislation at the federal and state levels also may result in increased competition in our market. While we do not anticipate that any of the current legislative proposals of which we are aware would increase the competition we face, future legislative proposals, if enacted, might do so.

Medicare premiums may not keep up with the cost of health care services we provide under our Medicare+Choice product.

We offer a Medicare+Choice product through our New York HMO operations conducted by our indirect, wholly owned subsidiary, Empire HealthChoice HMO, Inc., a New York corporation. Under the Medicare+Choice program, Medicare beneficiaries have the option of receiving their care through an HMO instead of the traditional Medicare fee-for-service program. In connection with this product, we receive a fixed per member per month capitation payment from CMS, the federal agency that administers the Medicare program. The capitation payment is established annually based on a legislatively mandated formula that, in general, provides for a 2% annual increase. In addition, we have the ability to change our program on an annual basis. These changes may include a premium payment that is charged to enrolled members and/or reductions in the level of covered services. We currently require that members in some counties contribute toward the cost of their coverage. We bear the risk that the actual cost of covered health services may exceed the amount we receive from CMS and our members. This can happen if the utilization of health care services increases at a faster rate than we expect or if our hospitals and providers demand larger increases than we anticipated. Hospitals, hospital systems and providers that render services to our Medicare+Choice members may decide to cease to participate with us in this particular program or demand increases from us in order to receive a level of reimbursement that is consistent with the reimbursement rates they receive under the traditional Medicare fee-for-service program. As these factors increase costs beyond the 2% annual increase we receive from CMS, we may need to either increase the premium rates charged to our members or decrease covered benefits. These changes may make our product less attractive to Medicare beneficiaries and, as a result, our Medicare+Choice membership could decrease. Our membership could also decrease as a result of our departure from certain counties that we currently serve. Furthermore, our operating results could be adversely affected as a result of, among other things, our inability to obtain adequate rates. In addition, this program is annually the subject of legislation in Congress and we cannot predict what additional rules and requirements may be enacted that will impact our business. The contract to participate in the Medicare+Choice program could also, under certain circumstances, be terminated by the federal government or by us.

As a Medicare fiscal intermediary, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties.

Empire is a fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program, which provide hospital and physician coverage to persons 65 years or older. As a fiscal intermediary, we serve as an administrative agent for the traditional Medicare fee-for-service program and receive reimbursement for certain costs and expenditures, which are subject to adjustment upon audit by CMS. The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. In the last five years, while we have not been required to make any payments, a number of Medicare fiscal intermediaries have made significant payments to settle issues raised by such audits or reviews, including, in one case, in excess of $100 million. Our fiscal intermediary unit includes a compliance program and we believe that we are currently in compliance with CMS standards. However, there can be no assurance that our compliance program will be adequate or that regulatory changes or other developments which occur in the future will not result in infractions of the CMS requirements.

We are dependent on the success of our relationship with IBM for a significant portion of our information system resources.

In June 2002, we entered into an agreement with International Business Machines Corporation, or IBM, pursuant to which IBM, through a relationship with deNovis, Inc., a claims payment systems developer, will develop a new claims payment system which will be licensed to us in perpetuity. deNovis, Inc. is a privately held startup company. IBM will also assist us in modernizing our information systems. In addition, under this agreement, a portion of our core applications staff and our data center operations will be outsourced to IBM for a period of ten years. We will materially rely on these developments and improvements of our core technology operations on a going-forward basis. Strategic relationships such as the one we have with IBM can be difficult to implement and maintain, and may not succeed for various reasons including:

•	changes in strategic direction by one or both companies;

•	technical obstacles to developing the technologies;

•	the insolvency, merger or change of control of one of the parties;

•	difficulties in coordinating joint development efforts;

•	difficulties in structuring and maintaining revenue sharing arrangements; and

•	operating differences between the companies and their respective employees.

If our relationship with IBM is terminated for any reason or if we are unable to successfully develop and implement the technological improvements and innovations contemplated by the agreement with IBM, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms with whom we will be able to pursue our strategy. As a result, we may not be able to meet the demands of our customers and, in turn, our business, financial condition and results of operations may be harmed.

In addition, we intend to fund the modernization expenses incurred in connection with this collaboration with IBM in part through the cost savings we expect to realize as a result of the outsourcing of this project to IBM. Any substantial increase in these expenses, or inability to achieve our anticipated cost savings, could have an adverse effect on our profitability, financial condition and results of operations. While we do not expect to realize cost savings from these improvements in the early years of the project, we anticipate that we will incur the substantial majority of the costs and expenses related to the modernization initiatives in the first four years of the agreement. If we are unsuccessful in implementing these improvements or if these improvements do not meet our customers’ requirements, we may not be able to recoup these costs and expenses and effectively compete in our industry.

Some of the risks associated with the collaboration with IBM are anticipated and covered through termination rights clauses and indemnification clauses included under our outsourcing agreement. Nevertheless, we may not be adequately indemnified against all possible losses through the terms and conditions of the agreement. In addition, some of our termination rights are contingent upon payment of a fee, which may be significant.

The success of our business depends on developing and maintaining a modernized computer and technology infrastructure.

Our business and operations may be harmed if we do not maintain our information systems and the integrity of our proprietary information. We are materially dependent on our information systems for all aspects of our business operations. Malfunctions in our information systems, security breaches or the failure to maintain effective and up-to-date information systems could disrupt our business operations, alienate customers, contribute to customer and provider disputes, result in regulatory violations, increase administrative expenses or lead to other adverse consequences. The use of patient data by all of our businesses is regulated at federal, state and local levels. These laws and rules change frequently and developments require adjustments or modifications to our technology infrastructure. These and other material changes affecting our information systems could harm our business, financial condition and results of operations. Also, we cannot assure you that the improvements that we are currently developing with IBM described in the preceding risk factor will be sufficient for us to maintain our competitive position in our industry.

In addition, to remain competitive, we must maintain an up-to-date e-business organization which enables interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology. The failure to maintain effective and up-to-date e-business systems could cause disruptions in our operations, the loss of existing customers and difficulty attracting new customers, each of which could adversely affect our business and profitability.

We may be unsuccessful in operating as a for-profit public company.

Prior to this offering and the consummation of the conversion, we have operated as a not-for-profit health services corporation. The business considerations and decisions made by us during this period may differ from those of a for-profit, publicly held corporation. In addition, prior to the conversion we have not had any stockholders and have not, therefore, been subject to state and local laws and regulations governing corporate affairs, including stockholder rights, or to reporting and filing requirements of the Commission.

As a for-profit entity, we will be subject to state and local taxes that we were not previously required to pay. These include premium taxes on most non-HMO insured business and sales and use taxes, as well as state and local income taxes. These and other factors may hinder our ability to compete effectively in our industry and maintain profitability as a public company.

We are subject to premium rate restrictions on our Medicare supplemental insurance product which may limit our ability to achieve adequate rates and could affect our profitability.

The plan of conversion provides, among other restrictions, that for a period of five years from the effective date of the conversion, we will not raise our premiums by more than 10% per year on our individual Medicare supplemental insurance product offered by Empire in the State of New York without the Superintendent’s prior approval, which may only be granted following a public hearing. In addition, we agreed that with respect to our individual Medicare supplemental policies, rate increases during the sixth, seventh and eighth years following the effective date of the conversion may be implemented upon filing using the “file and use” rate methodology, provided that we have a medical loss ratio of at least 80% (the ratio otherwise applicable to not-for-profit insurers), in contrast to the 75% minimum that is applicable to Medicare supplemental policies issued by for-profit health insurers. These limitations may make it difficult for us to cover the costs of providing these services which could reduce our overall profitability.

We are a holding company and will depend on our subsidiaries for cash and the ability of our subsidiaries to pay cash dividends to us is subject to regulatory requirements.

WellChoice is a holding company and has no business operations of any significance other than through its subsidiaries. We will depend on our operating subsidiaries for cash and working capital to pay administrative expenses, income taxes and other expenses.

The cash we receive from our subsidiaries will consist of fees for administrative and management services, tax sharing payments and dividends. A material deterioration in any of our subsidiaries’ financial condition, earnings or cash flow for any reason could limit such subsidiary’s ability to pay cash dividends or other payments to us, which, in turn, may compromise our liquidity and limit our ability to pay dividends to stockholders, satisfy financial obligations, continue our non-insurance operations or meet competitive pressures or adverse economic conditions. In that event, the value of our stock could be adversely affected.

The ability of our insurance and HMO subsidiaries to pay dividends to us is subject to regulatory requirements, including state insurance laws and health department regulations and regulatory surplus or admitted asset requirements, respectively. These laws and regulations require the approval of the applicable state insurance department or health regulators in order to pay any proposed dividend over a certain amount. Specifically, any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income will be subject to approval by the New York Department of Insurance.

The provisions of our Blue Cross and Blue Shield licenses also may limit our ability to obtain dividends or other cash payments from our subsidiaries as they require our licensed subsidiaries to retain certain levels of minimum surplus. In addition, following the conversion, Empire HealthChoice HMO will be held by WellChoice indirectly through Empire. Therefore, Empire HealthChoice HMO’s ability to pay dividends to Empire, and the ability of WellChoice to receive these dividends from Empire, will be subject to Empire and Empire HealthChoice HMO’s respective ability to meet all financial and regulatory requirements applicable to them. Dividends from Empire HealthChoice HMO to Empire in excess of 10% of the admitted assets of Empire HealthChoice HMO will be subject to review and approval by the Department of Insurance and the Department of Health.

WellChoice Insurance of New Jersey, Inc. is also owned by WellChoice indirectly through Empire. Thus, proposed dividends to Empire from WellChoice Insurance of New Jersey, which, together with other dividends paid by WellChoice Insurance of New Jersey within the preceding twelve month period, exceeds the greater of 10% of its surplus to policyholders or net income not including realized capital gains will be subject to approval by the New Jersey Department of Banking and Insurance. Dividends from both Empire and WellChoice Insurance of New Jersey are payable only out of earned surplus.

A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, results of operations and financial condition.

We are, and may in the future be, a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal and regulatory actions relating to our business operations or to our industry, including the design, management and offering of our products and services. These include, and may in the future include:

•	claims relating to the denial of health care benefits;

•	medical malpractice actions;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	disputes related to self-funded business;

•	disputes over co-payment calculations;

•	claims related to the failure to disclose certain business practices; and

•	claims relating to customer audits and contract performance.

Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. The loss of even one of these claims, if it resulted in a significant punitive damages award, could significantly worsen our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain.

We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be recovered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

In September 1999, a group of plaintiffs’ trial lawyers publicly announced that they were targeting the managed care industry by way of class action litigation. Since that time, two actions, one purporting to be a class action on behalf of providers and the other brought by the Medical Society of the State of New York, have been commenced against us generally challenging managed care practices, including cost containment mechanisms, disclosure obligations and payment methodologies. We intend to defend vigorously all of these cases. We will incur defense costs and we cannot predict the outcome of these cases. Certain potential liabilities may not be covered by insurance, and a large judgment against us or a settlement could adversely affect our business, financial condition and results of operations.

We might incur damages, fines or penalties as a result of the actions of companies to which we subcontract.

We subcontract our behavioral healthcare and pharmacy services through contracts with Magellan Behavioral Health Inc. and AdvancePCS, respectively. We could be held responsible for these subcontractors’ performance of these services and their compliance with all applicable laws and regulations in performing these services. If these third parties commit misconduct or act negligently in performing these services or in a manner that violates applicable laws or regulations, we could be exposed to lawsuits for damages, regulatory fines or penalties.

A downgrade in our ratings may adversely affect our business, financial condition and results of operations.

Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health care companies. Rating organizations routinely review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and ratings could be downgraded or placed under surveillance or review.

We believe independent credit ratings are an important factor in maintaining our financial credibility since ratings information is broadly disseminated and generally used throughout the industry. S&P’s financial strength and counterparty credit rating for HealthChoice is currently “A-.” If our rating is downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of operations. In addition, we anticipate that we will be rated by other recognized rating organizations and we could be adversely affected by ratings from any of those agencies that reflect a negative opinion of our financial strength, operating performance or ability to meet our obligations to our members.

Our profitability may be adversely affected if we are unable to maintain our current provider agreements and to enter into other appropriate agreements.

Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health benefits providers. Our agreements with these providers generally have fixed terms which require that we renegotiate them periodically. The failure to maintain or secure new cost-effective health care provider contracts may result in a loss in membership or higher costs of benefits provided. In addition, our inability to contract with providers on favorable terms, or the inability of providers to provide cost-effective care, could adversely affect our business. Large groups of physicians, hospitals and other providers have recently begun to collectively renegotiate their contracts with health insurance companies like us. In addition, in recent years physicians, hospitals and other provider groups have begun to consolidate to create hospital networks. This cooperation and/or consolidation among providers increases their bargaining positions and allows the providers to negotiate for higher reimbursement rates from us. For example, we recently reached agreement with the Long Island Hospital Network, a network of ten hospitals located in Long Island, New York that we refer to as LIHN, on the renewal of our provider contract following a controversy with LIHN. LIHN is one of two hospital networks that provide hospital services to our approximately 800,000 members who reside in the Long Island, New York area. Our new agreement with LIHN will increase our reimbursement rates to LIHN. Demands for higher reimbursement rates may lead to increased premium rates, the loss of beneficial hospitals and physicians and a disruption of service for our members, which in turn could cause a decrease in existing and new business. If this practice increases or continues for an extended period of time, it could potentially have an adverse affect on our business, financial condition and results of operations.

In addition, we have capitated arrangements for mental health and substance abuse services with Magellan Behavioral Health Inc., which has recently announced that it is exploring refinancing its debt and a comprehensive capital restructuring. The failure of Magellan to continue the current arrangement could result in increased costs for these services as well as the need to obtain another network for services outside our service area.

Loss of our New York State or New York City accounts could result in reduced membership and revenue and the need to reallocate or absorb administrative expenses.

As of June 30, 2002, our New York State account covered approximately 976,000 members, or 21% of our total membership, and our New York City account covered approximately 806,000 members, or 17.4% of our total members. Both accounts are hospital only, are subject to annual renegotiation of rates, and are subject to periodic renewal based on a competitive bid process that is open to us and to third parties and primarily involves renegotiation with respect to rates. The New York City account is currently under renegotiation based on this competitive bid process. The current rates for the New York State account expire on December 31, 2002, and are in the process of being renegotiated. The loss of one or both of these accounts could result in reduced membership and revenue and would require us to reduce, reallocate or absorb administrative expenses associated with these accounts.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation.

The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments, which would cause us to incur losses and may diminish our risk-based capital or valuations. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase resulting in the reinvestment of these funds at the then lower market rates. Our portfolio, which is largely comprised of fixed income securities, has an average credit rating of “AA.” Our marketable equity securities consist of an investment in a S&P 500 index mutual fund, an investment in non-redeemable preferred stock and a direct investment in the stock of WebMD Corp. At June 30, 2002, our investments at fair value, other long-term equity investments and cash and cash equivalents totalled $1,590.5 million. Since that date, despite adverse economic conditions, our portfolio has not changed materially. Our investment portfolio may not produce positive returns in future periods.

We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount our insurance company subsidiaries may invest in certain investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital and, in some instances, require the sale of those investments.

A substantial decline in our ceding relationships could have an adverse effect on our business.

The rules and license standards of the Blue Cross Blue Shield Association set forth procedures with respect to the provision of insurance to national accounts with employees located in numerous jurisdictions that are covered by more than one Blue Cross Blue Shield licensee. To provide insurance or administrative services to a national account with its principal place of business outside our New York service area, we are required to obtain permission, referred to as ceding, from the Blue Cross Blue Shield Association member plan with a license in the county in which the principal place of business is located. Ceding by member plans is voluntary and there is no guarantee that a member plan will continue to cede business to us. Currently approximately 427,000 national account members, or 9.2% of our total membership, through twelve national accounts, is ceded from six plans. If several of these plans terminated our ceding agreements it could have an adverse effect on our profitability, financial condition and results of operations.

If our insurance and claims reserves are inadequate our incurred claims expense would increase and our future earnings could be adversely affected.

We are required to estimate the total amount of claims for healthcare services for enrolled members that have not been reported, or received but not yet adjudicated, during any accounting period. Our results of operations depend in large part on our ability to accurately estimate the amount of these claims and effectively manage healthcare costs. These estimates, referred to as claim reserves, are recorded as liabilities on our balance sheet. We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes professional guidelines and standards for actuaries to follow. Factors we consider in estimating future payments include existing claims data, medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. To the extent the actual amount of claims expense is greater than the estimated amount of claims expense based on our underlying assumptions, our cost of benefits provided would increase and future earnings could be adversely affected.

Acquisitions or investments that we may make could turn out to be unsuccessful.

As part of our growth strategy, we may in the future pursue acquisitions of and/or investments in businesses, products and services. The negotiation of potential acquisitions or investments as well as the integration of an acquired or jointly developed business, service or product could result in a substantial diversion of management resources. We could be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence or assumption of debt and contingent liabilities, amortization of certain identifiable intangible assets, write-offs and other acquisition-related expenses. In addition, we may also fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition or investment.

Covenants in our credit agreement may restrict our operations.

On October 17, 2002, we entered into a credit and guaranty agreement with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders. The credit facility, which cannot exceed $100.0 million, will become effective upon the completion of this offering, subject to our satisfaction of customary closing conditions. The credit agreement contains covenants that will restrict our ability to, among other things, incur secured debt, issue any equity interest which we are obligated to purchase, redeem, retire or otherwise acquire in the future or engage in significant transactions such as mergers or asset sales without the consent of the lenders. The credit agreement also contains financial covenants. These covenants could restrict our operations. In addition, if we fail to make any required payment under our credit agreement or to comply with any of the financial and operating covenants included in the credit agreement, we would be in default which could result in the termination of the credit agreement.

The health benefits industry is subject to negative publicity, which can adversely affect our profitability.

The health benefits industry is subject to negative publicity concerning, among other things, the potential of managed care to limit access to care and provider complaints relating to delivery of service, rates and timing of payment for fees. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by adversely affecting our ability to market our products and services, requiring us to change our products and services, or increasing the regulatory burdens under which we operate.

Risks Relating to our Relationship with the Fund

As long as the Fund owns a significant portion of the outstanding shares of our common stock, we will need the Fund’s approval to engage in certain change of control transactions, recapitalizations, restructurings or other similar corporate actions.

Following the completion of this offering, the Fund will own 79% of the outstanding shares of our common stock and all of the Class B common stock. Under the voting trust and divestiture agreement, the Fund will deposit in a voting trust all of its shares that exceed one share less than 5% of the outstanding common stock. The Fund will have limited voting rights as to the common stock held in the voting trust, but generally the Fund will be able to direct the vote of these shares freely on a change of control transaction submitted to stockholders. If the matter concerns an employee compensation plan for which stockholder approval is sought, or a precatory stockholder proposal (that is, an advisory proposal made by a stockholder pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 that merely recommends or requests that we or our board of directors take certain actions), the Fund will be able to direct the vote of the trust shares in the same proportions as the shares voted by other holders of our common stock (other than the trustee of the voting trust, the Fund and our directors, officers, trustees of any of our employee benefit plans and those of our affiliates). In addition, the affirmative vote of the Fund, voting separately as the holder of the Class B common stock, subject to certain exceptions, will be required for the following actions that would adversely affect the financial interests, voting rights or transferability of the Fund’s shares of common stock: a recapitalization or restructuring of our capital stock, the creation of a new class of capital stock or the creation of a series of preferred stock and the issuance of additional shares of our capital stock. Consequently, for so long as the Fund owns 5% or more of our stock, the Fund may prevent or delay various significant corporate transactions.

The Fund was established under the Conversion Legislation to hold 95% of the fair market value of HealthChoice and its subsidiaries on the effective date of the conversion. The Fund is responsible for maximizing the value of the assets in the Fund and making disbursements to fund various health care initiatives of the State of New York, in accordance with the direction of the Director of the Division of the Budget. The Comptroller of the State of New York will be the sole custodian of the Fund, which will have a five-member board, three of whom will be appointed by the Governor of the State of New York and the remaining two will be appointed by the President of the State Senate and the Speaker of the State Assembly, respectively, all in accordance with the Conversion Legislation.

The Fund’s best interests may be different from your best interests and may not conform to our strategy or business goals. You should expect the Fund to vote its shares of our stock on the change of control transactions, recapitalizations, restructurings and similar corporate actions on which it may vote its shares freely in a manner that is in its best interests. Decisions made by, or on behalf of the Fund may be influenced by political or other considerations, including those resulting from future changes in government.

A majority of our independent directors will be able to control the outcome of most other matters submitted to our stockholders for a vote, as long as the Fund owns a substantial percentage of our stock.

Under the voting trust and divestiture agreement the shares deposited in the voting trust by the Fund will be voted, as to matters other than those described in the preceding risk factor, including in respect of the election and removal of our directors, consistent with the recommendations of a majority of the independent members of our board. Accordingly, as long as the Fund owns a significant percentage of our outstanding common stock, our board of directors will be able to control the outcome of most matters brought before our stockholders for a vote. While our board is required to act in a manner consistent with its fiduciary duties under applicable law, it may make recommendations with respect to stockholder voting with which you disagree. In addition, these voting restrictions may operate to make it more difficult to remove members of the board of directors and may have the effect of entrenching management, regardless of their performance.

The Fund and the Foundation’s registration rights may limit our ability to raise additional funds through common stock offerings, which could restrict our growth and inhibit our ability to make acquisitions and adversely affect our ability to compete.

We may seek to take advantage of acquisition or other investment opportunities that may arise and may desire to access the public equity markets to secure additional capital to pursue one or more of these opportunities. The registration rights agreement with the Fund and the Foundation could limit our ability or make it more difficult for us to raise funds through common stock offerings upon terms we desire or at times when we may require funds.

Our failure to raise additional capital when required could:

•	restrict our growth, both internally and through acquisitions;

•	inhibit our ability to invest in technology and other products and services that we may need; and

•	adversely affect our ability to compete in our markets.

Our agreements with the Fund and the Foundation do not prevent us from issuing our common stock as consideration to buy another company or from borrowing money or issuing or assuming debt, preferred stock or convertible securities to buy a business. If, however, we want to buy a business for cash and we need to raise money for the acquisition by selling our common stock, provisions in the registration rights agreement granting the Fund and the Foundation, as holders of our common stock, the right to have any of their securities sold at the same time may limit our flexibility.

Significant sales of our common stock by the Fund, or the expectation of these sales, could cause our stock price to fall.

Pursuant to the voting trust and divestiture agreement, the Fund, as our principal stockholder, is obligated to reduce its ownership of our common stock to certain levels by specified dates. Specifically, the Fund has agreed to reduce its ownership of our shares to less than 50% by the third anniversary of the date of this offering, to less than 20% by the fifth anniversary of the date of this offering and to less than 5% by the tenth anniversary of the date of this offering, in each case subject to extension, which must be approved by the Blue Cross Blue Shield Association, for a reasonable period of time in light of the circumstances then affecting, or expected to affect, the market price of our common stock, and other, automatic extensions as set forth in the voting trust and divestiture agreement we will enter into with the Fund. Significant sales of our common stock by the Fund, or the expectation of these sales, may cause our stock price to fall. The Fund, as our affiliate, is subject to restrictions on resales of our common stock, which may only be sold in a registered offering or in accordance with an exemption for the registration requirements under the Securities Act of 1933, as amended. The Fund has the right to require us, commencing 180 days after the date of this offering, to file registration statements covering the sale of stock by the Fund and the Foundation. Pursuant to Rule 144 under the Securities Act, the Fund and the Foundation will be able to sell limited quantities of  our common stock without a registration statement commencing one year after the date the Fund and the Foundation receive our shares. Each of the Fund and the Foundation has agreed not to offer, sell or otherwise dispose of any shares of capital stock for a period of 180 days from the date of this prospectus. However, the lead underwriter may, in its sole discretion, waive this restriction and allow the Fund and the Foundation to sell shares at any time. Shares of common stock subject to this lock-up agreement will become eligible for sale in the public market upon expiration of this agreement, subject to the limitations imposed by Rule 144. Any significant sale of common stock by the Fund, or the expectation of such sales, could cause the market price of our common stock to fall and your investment will be adversely affected.

We may not be able to sue, or otherwise enforce our rights against, the Fund due to the doctrine of sovereign immunity.

By virtue of the Conversion Legislation, the Fund may be deemed a state entity and, if sued, could invoke the doctrine of sovereign immunity, which prohibits or restricts lawsuits against government agencies, as a defense. An inability to sue the Fund could prevent or hinder us from pursuing rights and remedies for breaches by the Fund under the registration rights agreement or the voting trust and divestiture agreement or for violations of securities laws and regulations.

Risks Relating to the Regulation of Our Industry

Our business is heavily regulated and changes in state and federal regulations may adversely affect the profitability of our business, our financial condition and results of operations.

We are subject to extensive regulation and supervision by the New York State Department of Insurance, or Department of Insurance, and the New York State Department of Health, or Department of Health, with respect to our New York operations, the New Jersey Department of Banking and Insurance, with respect to our New Jersey operations, as well as to regulation by federal agencies with respect to our federal programs. These laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

Our insurance subsidiaries are also subject to insurance laws that establish supervisory agencies with broad administrative powers to grant and revoke licenses to transact business and otherwise regulate sales, policy forms and rates, financial reporting, solvency requirements, investments and other practices. Future regulatory action by state insurance authorities could have an adverse effect on the profitability or marketability of our health benefits or managed care products or on our and our subsidiaries’ business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs, such as Medicare, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Legislative or regulatory changes that could significantly harm us and our subsidiaries include:

•	new licensing requirements;

•	special rules relating to contracts to administer government programs;

•	limitations on premium levels, premium rating methodologies and underwriting rules and procedures;

•	requirements for prior approval of premium rates;

•	imposition of additional quality assurance procedures;

•	increases in minimum capital, reserves and other financial viability requirements;

•	impositions of fines or other penalties for the failure to promptly pay claims, among other things;

•	surcharges on payments to providers;

•	prohibitions or limitations on transactions with affiliates;

•	prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

•	new benefit mandates or eligibility requirements; and

•
limitations on the ability to manage care and utilization due to any “willing provider” and direct access laws that limit or eliminate product features that encourage members to seek services from contracted providers or through referral by a primary care provider.

Currently, the federal government and many states, including New York and New Jersey, are considering additional legislation and regulations related to health care plans, including, among other things:

•	requiring coverage of experimental procedures and drugs and liberalized definitions of medical necessity;

•	limiting control of the utilization review and cost management and cost control initiatives of our managed care subsidiaries;

•	requiring that mental health benefits be treated the same as medical benefits;

•	exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition;

•	changing the government programs for the uninsured or those who need assistance in paying premiums, including potential mandates that all HMOs or insurers must participate;

•	implementing a state-run single payer system that would partially or largely obviate the current role of private health insurers or HMOs; and

•	restricting or eliminating the use of formularies for prescription drugs.
Moreover, state legislatures and the United States Congress continue to focus on health care issues. Congress is considering various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including agent licensing, corporate governance, permissible investments, market conduct, provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business.

Our insurance and HMO subsidiaries are subject to minimum capital requirements. Our failure to meet these standards could subject us to regulatory actions.

Our insurance subsidiaries are subject to risk-based capital, or RBC, standards, imposed by the States of New York and New Jersey and the Blue Cross and Blue Shield Association. These rules are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of RBC calculations to the departments of insurance in the states in which they are licensed, to the NAIC and to the Blue Cross and Blue Shield Association. Our HMO is subject to minimum capital requirements under state law, based upon a percentage of premium income, and is also subject to RBC standards under the rules of the Blue Cross Blue Shield Association. Failure to maintain required levels of capital or to otherwise comply with the reporting requirements could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. In addition, failure to maintain certain levels of RBC standards could result in the revocation or loss of our Blue Cross Blue Shield license.

Compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, is expected to be costly.

HIPAA establishes standards and requirements to facilitate the electronic transmission of certain health information. This federal legislation and regulations issued under it:

•
require health plans, clearinghouses and providers to comply with various requirements and restrictions related to the use, storage and disclosure of protected health information, to adopt rigorous internal procedures to protect protected health information and to enter into specific written agreements with business associates to whom protected health information is disclosed;

•	establish a standardized coding system for medical data which must be applied by all health care plans, among others, transmitting health information in electronic form;

•	require that all health plans have the capacity to accept and/or send standard transactions electronically;

•
require uniform standards for common health care transactions including health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and payment of benefits;

•	establish standards for use of electronic signatures;

•	prohibit health plans from refusing to process or delaying the processing of a transaction that is presented in standard format; and

•	establish a civil monetary penalty for knowing misuse of unique health identifiers and individually identifiable health information.

The regulations establish significant criminal penalties and civil sanctions for noncompliance. We believe that we have adequate reserves to cover any expenses we may incur for potential violations. However, violations may occur and future legislation may be implemented or revised to impose greater requirements upon us. The costs associated with HIPAA violations may be significant and may have an adverse impact on our business, financial condition or results of operations.

Risks Relating to this Offering

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering and our stock price could be highly volatile.

The initial public offering price of our common stock is based on numerous factors and may not be indicative of the market price of our common stock after this offering. These factors include:

•	variations in actual or anticipated operating results;

•	changes in or failure to meet earnings estimates of securities analysts;

•	market conditions in the health care industry;

•	regulatory actions and general economic and stock market conditions;

•	the availability for sale, or sales, of a significant number of shares of our common stock in the public market, including by the Fund; and

•	reaction to our plan of conversion.

These and other factors may have a significant effect on the market price of our common stock after this offering. Accordingly, the market price of our common stock may decline below the initial public offering price.

State laws and regulations, provisions of our certificate of incorporation and bylaws and our agreements with the Fund could delay, deter or prevent a takeover attempt that stockholders might consider to be in their best interests and may make it more difficult to replace members of our board of directors and have the effect of entrenching management.

Provision of state laws and our certificate of incorporation and bylaws and our agreements with the Fund may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider to be in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

After the conversion, we will be regulated as an insurance holding company and will be subject to the insurance holding company acts of the states in which our subsidiaries are domiciled and licensed, presently New York and New Jersey, as well as similar provisions included in the New York health regulations. The holding company acts and regulations for the states of New York and New Jersey and the health regulations of New York restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company, insurance company or HMO. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Our license agreements with the Blue Cross Blue Shield Association require that our certificate of incorporation contain certain provisions, including ownership limitations. The Blue Cross Blue Shield Association ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our certificate of incorporation. In addition, no person may beneficially own shares of our common stock or other equity securities, or a combination thereof, representing a 20% or more ownership interest, whether voting or non-voting, in our company. (The Blue Cross Blue Shield Association has agreed to waive the ownership limitations for the Fund, provided that the Fund agrees to the terms of the voting trust and divestiture agreement described in “Certain Relationships and Related Transactions—The Fund and the Foundation.”) Our certificate of incorporation prohibits ownership of our capital stock in excess of these Blue Cross Blue Shield Association ownership limits without prior approval of the Blue Cross Blue Shield Association. This provision in our certificate of incorporation cannot be changed without the vote of holders of at least 75% of our common stock voting as a single class.

Other provisions included in our certificate of incorporation and bylaws as well as voting rights granted to the Fund, as the holder of our Class B common stock, and provisions of the voting trust and divestiture agreement, may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our stockholders might consider to be in their best interests. In particular, our certificate of incorporation and bylaws:

•	permit our board of directors to issue one or more series of preferred stock;

•	divide our board of directors into three classes serving staggered three-year terms;

•	limit the ability of stockholders to remove directors;

•	restricts the ability of our stockholders, other than the Fund as holder of the Class B common stock, to act by written consent;

•	impose restrictions on stockholders’ ability to fill vacancies on our board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at meetings of stockholders; and

•	impose restrictions on stockholders’ ability to amend our certificate of incorporation and bylaws.

In addition, under the voting trust and divestiture agreement, the Fund has agreed, in each case subject to certain exceptions, not to acquire additional shares of our common stock, not to solicit proxies from our stockholders or become a participant in any proxy solicitation, not to tender its shares in response to any tender or exchange offer that is opposed by a majority of our independent directors, and not to sell its shares to any person if, to the knowledge of the members of the board of the Fund, such person (either before or after giving effect to such sale) would hold more than the 10% (in the case of an institution) or 5% (in the case of a non-institution) of our outstanding voting stock.

These voting and other restrictions may operate to make it more difficult to replace members of our board of directors and may have the effect of entrenching management regardless of their performance.

We may lose tax benefits as a result of the conversion or this offering which could expose us to significant additional tax liability and may have an adverse impact on our cash flow and reported operating results.

We have benefited from certain favorable aspects of our tax designation over the years. Specifically, we have reported our income for tax purposes using certain beneficial rules afforded to Blue Cross Blue Shield member plans under Section 833 of the Code and, in addition, have substantial tax loss and credit carryovers. We anticipate that, after the conversion and this offering, our tax designation will remain intact. In connection therewith, on October 1, 2002 we submitted a request for a ruling from the Internal Revenue Service to the effect that our ability to utilize our tax loss and credit carryovers will not be limited by the conversion. This ruling request is currently pending and we do not anticipate receiving a response from the Internal Revenue Service before this offering is completed.

No assurance can be given, however, that this ruling will be obtained and that we will retain the availability of our tax losses and credit carryovers. In addition, no assurance can be given that we will retain our Section 833 benefits. Moreover, even if neither the conversion nor the offering results in a loss of these benefits or a limitation on the use of our tax losses and credit carryovers, subsequent sales of shares of our common stock, including sales by the Fund and/or Foundation, could result in such a limitation. Any loss of the tax benefits attributable to Section 833 of the Code or to our tax losses and credit carryovers could result in significant additional tax liability for us and, in addition, may have an adverse impact on our cash flow and reported operating results. We believe that subsequent to the conversion, our effective federal income tax rate will approximate the 35% statutory rate.

Following our conversion into a for-profit entity, we will be subject to state and local taxes that we were not previously required to pay, including premium taxes on most non-HMO insured business, sales and use taxes (recorded as administrative expenses) and state and local income taxes. If we had been a for-profit company for all of 2001, we would have incurred approximately $42.0 million in premium and sales and use taxes and approximately $13.2 million in state and local income taxes for the year ended December 31, 2001.

Risks Relating to the Plan of Conversion and the Conversion Legislation

The plan of conversion is still subject to review and challenge.

On June 18, 2002, HealthChoice submitted the plan of conversion to the New York State Department of Insurance for review by the Superintendent (and on September 26, 2002 HealthChoice further amended and refiled this plan). Pursuant to the plan of conversion, HealthChoice requested that the Superintendent approve its conversion from a not-for-profit health services corporation to a for-profit accident and health insurer, under the New York insurance laws. On August 6 and 7, 2002, a public hearing took place with respect to the plan of conversion. On October 8, 2002, the Superintendent issued an Opinion and Decision approving the plan of conversion and concluding that the conversion is in compliance with the Conversion Legislation and does not violate any applicable laws or regulations. The approval and conclusions are subject to several conditions, including the approval by the Superintendent, the Commissioner and CMS of certain of the agreements that we will enter into in connection with the conversion. Pursuant to the Conversion Legislation, the Opinion and Decision may be challenged until November 7, 2002, the 30th day following the date of the Opinion and Decision. The 30-day challenge period may not expire prior to the completion of this offering. We cannot predict whether any action (in addition to the one described below) challenging the plan of conversion or the Opinion and Decision or other aspects of the conversion will be commenced either prior to or after the completion of this offering or what aspect of the plan of conversion or the Opinion and Decision an action might challenge. In the event that the Opinion and Decision is challenged, a successful challenge could result in monetary damages, a modification of the plan or the approval of the plan being set aside in full or in part. A successful challenge would likely result in substantial uncertainty relating to the terms and effectiveness of the plan, including our conversion, the issuance of our common stock in the conversion or the sale of our common stock sold in this offering. A substantial period of time might be required to reach a determination. Such developments could seriously undermine our efforts to raise capital in order to remain competitive in our service areas and/or markets. This would have an adverse impact on our ability to conduct our business and could have an adverse impact on prevailing market prices of our common stock and the value of your investment.

Litigation challenging the Conversion Legislation could adversely affect the terms of the plan of conversion and the price of our common stock.

Litigation may be filed challenging the Conversion Legislation on the ground that the legislation is unconstitutional. The Conversion Legislation provides that any such litigation must receive expedited judicial review. However, a substantial period of time could be required to reach a determination. On August 21, 2002, Consumers Union of U.S., Inc., the New York Statewide Senior Action Council and several other groups and individuals filed a lawsuit in New York Supreme Court challenging the Conversion Legislation on several constitutional grounds, including that it impairs the plaintiffs’ contractual rights, impairs the plaintiffs’ property rights without due process of law, and constitutes an unreasonable taking of property. In addition, the lawsuit alleges that HealthChoice has violated Section 510 of the New York Not-For-Profit Corporation Law and that the directors of HealthChoice breached their fiduciary duties, among other things, in approving the plan of conversion. The complaint seeks a permanent injunction enjoining the conversion or portions of the conversion. On September 20, 2002, we responded to this complaint by moving to dismiss the plaintiffs’ complaint in its entirety on several grounds. Our motion is returnable on November 7, 2002 and we expect to orally argue the motion in the fourth quarter of 2002. If the plaintiffs are successful there could be substantial uncertainty as to the terms and effectiveness of the plan of conversion, including the conversion of HealthChoice into a for-profit corporation, the issuance of the shares of our common stock in the conversion, or the sale of our common stock sold in this offering. See “Business—Litigation.” In addition, new litigation challenging the Conversion Legislation could also be filed after the date of this offering. Such developments could have an adverse impact on our ability to conduct our business and could have an adverse impact on prevailing market prices of our common stock or the value of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that include information about possible or assumed future sales, results of operations, developments, regulatory approvals or other circumstances. These statements may be found in the sections of this prospectus entitled “Risk Factors,” “Business—Company Overview,” “—Industry Overview,” “—The New York Marketplace,” “—Our Strategy” and “—Customers,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project,” “may,” “will,” “shall,” “should” and similar expressions, whether in the positive or negative, are intended to identify forward-looking statements.

All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by very large organizations that have resulted from business combinations, aggressive marketing and pricing practices of competitors and regulatory oversight. The following is a summary of factors, the results of which, either individually or in combination, if markedly different from our planning assumptions, could cause our results to differ materially from those expressed in any forward-looking statements contained in this prospectus:

•	trends in health care costs and utilization rates;

•	ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care;

•	significant acquisition or divestitures by major competitors;

•	introduction and use of new prescription drugs and technologies;

•	a downgrade in our financial strength ratings;

•	litigation or legislation targeted at health benefits companies;

•	ability to contract with providers consistent with past practice;

•	general economic downturns;

•	major disasters; and

•	epidemics.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock being offered hereby by the Fund and the Foundation.

If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be $25.1 million, after deducting the underwriting discount. We expect to use any proceeds from the exercise of the over-allotment option to pay offering and conversion expenses and for general corporate purposes. Pending the use of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment grade investments.

We will pay all of our expenses in connection with this offering (including the expenses of the selling stockholders), which we anticipate will be approximately $5.7 million.

DIVIDEND POLICY

We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Our subsidiaries are subject to regulatory surplus requirements and additional regulatory requirements, which may restrict their ability to declare and pay dividends or distributions to us. Any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income, will be subject to approval by the Department of Insurance. Any proposed dividend to Empire from WellChoice Insurance of New Jersey, which, together with other dividends paid within the preceding twelve month period, exceeds the greater of 10% of its surplus to policyholders or net income not including realized capital gains will be subject to approval by the New Jersey Department of Banking and Insurance. Dividends from both Empire and WellChoice Insurance of New Jersey must be paid from earned surplus. Dividends from Empire HealthChoice HMO to Empire in excess of 10% of the admitted assets of Empire HealthChoice HMO will also be subject to review and approval by the New York Department of Insurance, the Department of Health and the New Jersey Department of Banking and Insurance. These dividends can only be paid from earned surplus.

HealthChoice has sought the consent of the Superintendent to pay a dividend of $225.0 million to WellChoice simultaneously with the effectiveness of this offering.

In addition, borrowings undertaken in the future may restrict our ability to pay dividends without the consent of lenders. In the event we are able to declare dividends on our common stock in the future, any such declaration would be at the discretion of our board of directors.

Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth, as of June 30, 2002, HealthChoice’s capitalization on an actual basis and WellChoice’s capitalization on an adjusted basis to give effect to the consummation of the transactions contemplated by the plan of conversion.The conversion will be accounted for as a reorganization using the historical carrying values of HealthChoice’s assets and liabilities. Immediately following the conversion, HealthChoice’s unassigned reserves will be reclassified to par value of common stock and additional paid-in capital. Concurrently, HealthChoice will become a wholly owned subsidiary of WellChoice. The costs of the conversion will be recognized as an expense.

Please read this table together with the sections of this prospectus entitled “Selected Consolidated Financial and Additional Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of HealthChoice included in this prospectus.

	As of June 30, 2002
	HealthChoice Historical	WellChoice Pro forma
	(in millions, except share data)
Long-term debt, including current portion(1)	$0.0	$ 0.0
Stockholders’ equity:(2)
Common stock, $0.01 per share value, 225,000,000 shares authorized; 82,300,000 shares issued and outstanding	—	0.8
Class B common stock, $0.01 per share value, one share authorized; one share issued and outstanding	—	0.0
Preferred stock, $0.01 per share value, 25,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	—	951.2
Retained earnings(3)	952.0	0.0
Accumulated other comprehensive income	12.9	12.9

Total stockholders’ equity(2)	$964.9	$964.9

(1)
We currently maintain letters of credit, including a $25.0 million unsecured letter of credit from a group of financial institutions to support our lease obligation for our Brooklyn, New York facility. As of June 30, 2002, there were no funds drawn against the existing letters of credit. On October 17, 2002, we entered into a $100.0 million credit facility with a syndicate of banks which will replace our existing letter of credit agreement and the existing $25.0 million letter of credit will be deemed issued under the new credit facility. The credit facility will become effective upon the completion of this offering, subject to our satisfaction of customary closing conditions.

(2)	Historically referred to as reserves for policyholders’ protection.
(3)	Historically referred to as unassigned reserves.

DILUTION

If the underwriters exercise their over-allotment option, you will experience dilution because our net tangible book value per share will decrease. Our net tangible book value as of June 30, 2002, was $964.9 million, or approximately $11.72 per share. Net tangible book value per share represents the amount of tangible assets reduced by the total liabilities, divided by the number of shares of common stock that we have assumed to be outstanding after giving effect to the conversion, but prior to the completion of this offering. After giving effect to the conversion and the sale of the 15,940,211 shares in this offering (including 1,190,477 shares sold by us) at an assumed public offering price of $22.50 per share (assuming the exercise by the underwriters of their over-allotment option in full) after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value as of June 30, 2002, would have been $984.3 million, or $11.79 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $0.07 per share and an immediate dilution in net tangible book value of $10.71 per share to new investors.

Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering (assuming the exercise by the underwriters of their over-allotment option in full). The following table illustrates this per share dilution:

Assumed initial public offering price per share		$22.50
Net tangible book value per share after giving effect to the conversion, but prior to the completion of this offering	$11.72

Increase per share attributable to new investors	0.07

Net tangible book value per share after this offering and the exercise of the over-allotment option in full		11.79

Dilution per share to new investors		$10.71

SELECTED CONSOLIDATED FINANCIAL AND ADDITIONAL DATA

We derived the following selected consolidated financial and additional data for the six months ended June 30, 2002 and the five years ended December 31, 2001 from the consolidated financial statements and related notes of HealthChoice and its subsidiaries which were audited by Ernst & Young LLP. We derived the following selected consolidated financial and additional data for the six months ended June 30, 2001 from unaudited financial statements, which include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for this period. You should read the selected consolidated financial and additional data together with the consolidated financial statements of HealthChoice and its subsidiaries and related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historically, HealthChoice was the parent company for all of our businesses.

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions)
Revenue:
Premiums earned	$2,359.8	$2,162.2	$4,246.2	$3,876.9	$3,362.3	$3,064.4	$3,152.7
Administrative service fees	194.3	160.2	322.0	264.9	238.9	171.2	138.2
Investment income, net(1)	34.4	37.3	69.3	65.5	58.7	55.6	49.0
Net realized investment gains (losses)	(0.4)	(5.5)	(12.4)	22.1	0.2	3.8	1.3
Other income, net(2)(3)	13.6	2.8	6.1	4.3	4.8	3.0	83.4

Total revenue	2,601.7	2,357.0	4,631.2	4,233.7	3,664.9	3,298.0	3,424.6

Expenses:
Cost of benefits provided	2,057.0	1,915.3	3,738.8	3,426.4	2,944.6	2,721.5	2,808.1
Administrative expenses(4)(5)	401.3	370.9	742.8	686.2	587.3	533.2	568.4
Conversion expenses	3.6	1.3	2.0	0.6	3.7	2.3	—

Total expenses	2,461.9	2,287.5	4,483.6	4,113.2	3,535.6	3,257.0	3,376.5

Income from continuing operations before income taxes	139.8	69.5	147.6	120.5	129.3	41.0	48.1
Income tax (expense) benefit(6)	—	—	(0.1)	74.5	(9.1)	1.0	3.8

Income from continuing operations	139.8	69.5	147.5	195.0	120.2	42.0	51.9
Loss from discontinued operations, net of tax(7)	(1.1)	(7.0)	(16.5)	(4.6)	—	—	—

Net income	$138.7	$62.5	$131.0	$190.4	$120.2	$42.0	$51.9

	Pro forma Information (unaudited)(8)
	Six months ended June 30, 2002	Year ended December 31, 2001
	(in millions, except share and per share data)
Pro forma administrative expenses(9)	$422.1	$784.8
Pro forma income from continuing operations before income taxes	119.0	105.6
Pro forma income tax expense(10)	52.9	45.5
Pro forma net income	65.4	49.3
Pro forma earnings per common share	0.79	0.60
Shares used to compute pro forma earnings per share(11)	82,300,000	82,300,000

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Additional Data:
Medical loss ratio(12)	87.2%	88.6%	88.1%	88.4%	87.6%	88.8%	89.1%
Medical loss ratio, excluding New York City and New York State PPO(13)	84.4%	86.2%	86.0%	85.9%	85.1%	86.6%	87.5%
Administrative expense ratio(14)	15.9%	16.0%	16.3%	16.6%	16.4%	16.6%	17.3%
Administrative expense ratio—premium equivalent basis(15)	11.3%	11.7%	11.7%	12.6%	12.7%	N/A	N/A
Members (000’s at end of period)(16)	4,644	4,365	4,383	4,135	4,161	4,119	4,081

	As of June 30,		As of December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions)
Balance Sheet Data:
Cash and investments	$1,593.3	$1,432.2	$1,604.3	$1,400.6	$1,330.2	$1,184.0	$1,013.1
Premium related receivables	402.7	464.5	403.5	447.5	404.7	399.3	484.3
Total assets	2,482.3	2,347.4	2,449.6	2,252.5	1,987.4	1,837.3	1,808.1
Unpaid claims and claims adjustment expense	628.1	734.7	634.1	672.4	591.0	597.2	661.7
Total liabilities	1,517.4	1,600.2	1,620.3	1,577.8	1,484.7	1,457.8	1,474.1
Total reserves for policyholders’ protection(17)	964.9	747.2	829.3	674.7	502.7	379.5	334.0

(1)	Investment income, net represents total investment income for the period, less investment expenses.
(2)
Other income includes $8.0 million and $6.8 million of gains recorded for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively, based on insurance carrier settlement offers for electronic data processing, furniture and office equipment lost at the World Trade Center.

(3)	Other income includes a $79.8 million gain from the sale of our home office building located in New York City in 1997.
(4)
Administrative expenses includes $2.4 million and $3.5 million of estimated expenses incurred as a result of the loss of our headquarters located at the World Trade Center that may or may not be reimbursed by our insurance carrier, for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively.

(5)
Administrative expenses includes $5.3 million of employee-related transition costs incurred in connection with our modernization and outsourcing agreement with IBM for the six months ended June 30, 2002.

(6)	As of December 31, 2000, we reduced our valuation allowance on our deferred tax assets by $86.9 million based on continued, current and projected positive taxable income.
(7)
Represents loss from operations of NexxtHealth, Inc., a development stage subsidiary formed in March 2000 to develop Internet portal software to market to other health benefit companies, which was discontinued in February 2002.

(8)	Following the conversion, HealthChoice will be a for-profit entity and will be subject to state and local taxes as well as federal income taxes at the statutory rate of 35%.
(9)
Includes an estimate of premium and sales and use tax expense as if HealthChoice were a for-profit company of $20.8 million and $42.0 million for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(10)
Includes an estimate of state and local income tax expense as if HealthChoice were a for-profit company of $17.3 million and $13.2 million for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively. Federal income tax expense was computed at the statutory rate of 35%.

(11)
Calculated based on number of shares that would have been held by the Fund and the Foundation as of June 30, 2002 and December 31, 2001, after giving effect to the conversion but prior to this offering.

(12)	Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.
(13)
We present medical loss ratio, excluding New York City and New York State PPO because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums relative to administrative expense and are retrospectively rated with a guaranteed administrative service fee. In addition, the size of these accounts distorts our performance when the total medical loss ratios are presented.

(14)	Administrative expense ratio represents administrative and conversion expenses as a percentage of premiums earned and administrative service fees.
(15)
Premium equivalents are obtained by adding to our administrative service fees the amount of claims attributable to these service fees, which include our non-Medicare, self-funded (or ASO) health business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Administrative expense ratio—premium equivalent basis is determined by dividing administrative and conversion expenses by premium equivalents plus premiums earned for the relevant periods. Administrative expense ratio—premium equivalent is a measure that is commonly used in the health benefits industry to allow for a comparison of operating efficiency among companies.

(16)
Enrollment as of June 30, 2002 includes 172,000 New York State PPO account members who reside in New York State but outside of our service areas. Prior to this time, these members were enrolled in the New York Blue Cross Blue Shield plan licensed in the area where the members resided and, accordingly, the membership was reported by these plans and not by us. Starting in 2002, in accordance with a change to the contract with New York State, we began administering the entire plan, including those members enrolled outside of our service area, and all members were therefore enrolled in, and reported by, HealthChoice. New York State PPO account members who reside in New York State but outside of our service areas are excluded from enrollment totals for all other periods presented.

(17)	Total reserves for policyholders’ protection is the term used to define GAAP surplus (GAAP assets less GAAP liabilities).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are the largest health insurance company in the State of New York based on total PPO and HMO membership which includes members under our insured and ASO plans. We offer managed care and traditional indemnity products to over 4.6 million members. We have licenses with the Blue Cross Blue Shield Association which entitle us to the exclusive use of the Blue Cross and Blue Shield names and marks in ten counties in the New York City metropolitan area and in six counties in upstate New York, the non-exclusive right to use the Blue Cross and Blue Shield names and marks in one upstate New York county, the exclusive right to only the Blue Cross name and mark in seven upstate New York counties and the non-exclusive right to only the Blue Cross name in four upstate New York counties. We market our products and services using these names and marks in our New York service areas. We also market our managed care products in 16 counties in New Jersey under the WellChoice brand.

Our revenue primarily consists of premiums earned and administrative service fees derived from the sale of managed care and traditional indemnity health benefits products to employer groups and individuals. Premiums are derived from insured contracts and administrative service fees are derived from self-funded contracts, under which we provide a range of customer services, including claims administration and billing and membership services. Revenue also includes administrative service fees earned under the BlueCard program for providing members covered by other Blue Cross Blue Shield plans with access to our network providers, reimbursements under our government contract with the Centers for Medicare and Medicaid Services, or CMS, to act as a fiscal intermediary for Medicare Part A program beneficiaries and a carrier for Medicare Part B program beneficiaries, and investment income.

Our cost of benefits provided expense consists primarily of claims paid and claims in process and pending to physicians, hospital and other healthcare providers and includes an estimate of amounts incurred but not yet reported. Administrative expenses consist primarily of compensation expenses, commission payments to brokers and other overhead business expenses.

We report our operating results as two business segments: commercial managed care and other insurance products and services. Our commercial managed care segment accounted for 79.4% of our membership as of June 30, 2002. Our commercial managed care segment includes group PPO, HMO (including Medicare+Choice) and EPO products as well as our New York City and New York State PPO business. Our other insurance products and services segment consists of our indemnity and individual products. Our indemnity products include traditional indemnity products and government contracts with CMS to act as a fiscal intermediary. Our individual products include Medicare supplemental, state sponsored plans, government mandated individual plans and individual hospital-only. We allocate administrative expenses, investment income and other income, but not assets, to our segments. Except when otherwise specifically stated or where the context requires, all references in this prospectus to our membership include both our insured and ASO membership. Our New York City and New York State members are covered under insured plans.

Critical Accounting Policies and Estimates

The following is an explanation of our accounting policies considered most significant by management. These accounting policies require us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information is known. Actual results could differ materially from those estimates.

Revenue Recognition

Our membership contracts generally have one year terms and are subject to cancellation upon 60 days written notice. Premiums are generally due monthly and are recognized as revenue during the period in which we are obligated to provide services to our members. We record premiums received prior to such periods as unearned premiums. We record premiums earned net of an allowance for doubtful accounts. Premiums recorded for groups with certain funding arrangements are based upon the actual and estimated claim experience of these groups. Future adjustments to the claims experience of these groups will result in changes in premium revenue. Our estimated claim experience is based on a number of factors, including our prior claims experience. These estimates are continually reviewed and adjusted based on actual claims experience. Any changes in these estimates are included in current period results. Funds received from these groups in excess of premiums recorded are reflected as liabilities on our balance sheet.

We recognize administrative service fees during the period the related services are performed. Administrative service fees consists of revenues from the performance of administrative services for self-funded contracts, reimbursements from our contract with CMS under which we serve as an intermediary for the Medicare Part A program and a carrier for the Medicare Part B program and fees earned under the BlueCard program. The revenue earned under our contract with CMS is recorded net of an allowance for an estimate of disallowed expenses.

Cost of Benefits Provided

Cost of benefits provided includes claims paid, claims in process and pending, and an estimate for unreported claims for charges for healthcare services for enrolled members during the period. We are required to estimate the total amount of claims that have not been reported or that have been received, but not yet adjudicated, during any accounting period. These estimates, referred to as unpaid claims on our balance sheet, are recorded as liabilities on our balance sheet.

We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes professional guidelines and standards for actuaries to follow. Factors we consider in estimated future payments include existing claims data, medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. To the extent the actual amount of these claims is greater than the estimated amount based on our underlying assumptions, such differences would be recorded as additional cost of benefits provided in subsequent accounting periods and our future earnings would be adversely affected. To the extent the claims experience is less than estimated based on our underlying assumptions, such differences would be recorded as a reduction in cost of benefits provided in subsequent accounting periods.

Taxes

We account for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial reporting and tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax asset to the amount we believe is more likely than not to be realized. This determination, which requires considerable judgment, is based on a number of assumptions including an estimate of future taxable income. If future taxable income or other factors are not consistent with our expectations, an adjustment to our deferred tax asset may be required in the future. Any such adjustment would be charged or credited to income in the period such determination was made.

Impact of Conversion

The historical financial statements included in this prospectus reflect HealthChoice as the parent company of all of our subsidiaries. In the conversion, immediately prior to the effectiveness of this offering, HealthChoice will have:

•	converted from a not-for-profit health services corporation to a for-profit accident and health insurer under the New York insurance laws;

•
issued 95% and 5% of its capital stock to the Fund and the Foundation, respectively, which in turn will have transferred those shares to a direct, wholly owned subsidiary of WellChoice in exchange for a corresponding amount of shares of WellChoice common stock; and

•	merged with the converted HealthChoice’s existing wholly owned accident and health insurance subsidiary, with HealthChoice surviving as “Empire HealthChoice Assurance, Inc.”

As a result, immediately prior to the completion of this offering, the Fund and the Foundation will own all of our capital stock and WellChoice will be the parent holding company of all of its direct and indirect subsidiaries.

The conversion will be accounted for as a reorganization using the historical carrying values of HealthChoice’s assets and liabilities. Immediately following the conversion, HealthChoice’s unassigned reserves will be reclassified to par value of common stock and additional paid-capital. See “Capitalization.” Concurrently, HealthChoice will become a wholly owned subsidiary of WellChoice. The costs of the conversion will be recognized as an expense. We started incurring conversion-related expenses in 1998 when HealthChoice first began paying fees and expenses of advisors to the Superintendent in connection with the New York State Department of Insurance’s consideration of our original draft plan of conversion. Through June 30, 2002, we incurred conversion expenses of $13.5 million. We estimate that we will incur an additional $5.7 million of conversion and offering expenses through completion of the conversion.

As part of the plan of conversion we have agreed to several temporary premium rate restrictions for certain categories of our individual members that could impact our future financial results. For example, we agreed that, with respect to premium rates applicable to our individual Medicare supplemental policies and our individual Direct Pay voluntary indemnity policies, we will comply with certain provisions of the New York insurance laws in effect on December 31, 1999, relating to rate increases for persons covered under policies issued by Article 43 insurers, for a period of five years and three years, respectively, following the effective date of the conversion. Our individual Medicare supplemental policies covered approximately 126,000 of our members at June 30, 2002 and accounted for approximately $122.4 million of revenue for the six months ended June 30, 2002, and $257.8 million of revenue for the year ended December 31, 2001. Our individual Direct Pay voluntary indemnity policies covered approximately 21,000 of our members at June 30, 2002 and accounted for approximately $16.5 million of revenue for the six months ended June 30, 2002, and $36.1 million of revenue for the year ended December 31, 2001. Under the provisions of the New York insurance laws in effect on December 31, 1999, rate increases of up to 10% annually may be implemented upon filing, so long as we have a medical loss ratio of at least 80%. Additional increases will require the prior approval of the Superintendent following a public hearing. There is no assurance that the Superintendent would approve any such rate approval request and the failure to obtain such approvals could impact our results of operations. Under the plan of conversion, we have also agreed that with respect to individual Medicare supplemental policies, rate increases during the sixth, seventh and eighth years following the effective date of conversion may be implemented upon filing under the “file and use” methodology, provided we have a medical loss ratio of at least 80% (the ratio otherwise applicable to not-for-profit insurers) in contrast to the 75% minimum that is applicable to Medicare supplemental policies issued by for-profit health insurers. See “The Plan of Conversion” for a further discussion of the plan of conversion.

Upon completion of this offering, as a public company, our expenses will increase as we will be subject to a number of rules and regulations to which we were not subject as a not-for-profit health services corporation. For example, we will have to prepare and file periodic reports with the Securities and Exchange Commission, mail reports and proxy statements to our stockholders and hold annual stockholder meetings. We also will incur additional costs, such as stock exchange listing fees, and it is also likely that certain existing costs, such as directors’ and officers’ insurance, will increase when we are a public company. In addition, we will become subject to state and local taxes, including state premium tax as described below.

We have benefited from certain favorable tax attributes over the years. HealthChoice has reported its income for tax purposes using certain beneficial rules afforded Blue Cross and Blue Shield plans under Section 833 of the Internal Revenue Code, or the Code. Among other provisions of the Code, these plans were granted a special deduction, the 833(b) deduction, for regular tax calculation purposes. As a result of this deduction, HealthChoice currently incurs no regular tax liability but, in profitable years, pays taxes at the alternative minimum tax rate of 20%. The 833(b) deduction is calculated as the excess of 25% of the incurred claim and claim adjustment expenses for the tax year over adjusted surplus, as defined, but limited to taxable income. The amount of 833(b) deductions utilized in each tax year is accumulated in an adjusted surplus balance. Once the cumulative adjusted surplus balance exceeds the 833(b) deduction for the current taxable year, the deduction is eliminated. Based on HealthChoice’s 2001 federal income tax return, HealthChoice could reduce regular taxable income in future years by approximately $315 million as a result of the 833(b) deduction. The availability of this deduction, however, will depend on future claim and claim adjustment expenses. We anticipate that after the conversion and this offering, our tax status under Section 833 will remain intact, but no assurance can be given that HealthChoice will retain its Section 833 benefits after the conversion. We believe that subsequent to the conversion, our effective federal income tax rate will approximate the 35% statutory rate.

We have substantial tax loss and credit carryovers. At June 30, 2002, our regular tax loss carryforwards were approximately $524 million and our alternative minimum tax credit carryforward was approximately $96 million. We anticipate that, after the conversion and this offering, such carryovers will continue to be available. In connection therewith, we are seeking a ruling from the Internal Revenue Service to confirm that our ability to utilize our tax loss and credit carryovers will not be limited by the conversion. No assurance can be given, however, that this ruling will be obtained or that we will retain the availability of our tax losses and credit carryovers. Moreover, even if neither the conversion nor the offering results in a loss of these benefits or a limitation on the use of our tax losses and credit carryovers, subsequent sales of shares of our common stock, including sales by the Fund and/or the Foundation, could result in such a limitation, which would have an adverse impact on our cash flow and reported operating results.

The tax consequences if we were to lose one or all of these tax attributes is difficult to estimate because they are interdependent and rely heavily on our future taxable income. For further discussion of tax considerations in connection with the conversion and the offering, see the section titled “Material U.S. Federal Income Tax Consequences of the Conversion to WellChoice” and “Risk Factors—We may lose tax benefits as a result of the conversion or this offering which could expose us to significant additional tax liability and may have an adverse impact on our cash flow and reported operating results.”

Additional State and Local Taxes

Following the conversion, we will become a for-profit entity and we will be subject to state and local taxes that we were not previously required to pay. These include premium taxes on most non-HMO insured business and sales and use taxes (which are recorded as administrative expenses), as well as state and local income taxes.

If we had been a for-profit company for all of 2001, we would have incurred approximately $42.0 million in premium and sales and use taxes and approximately $13.2 million in state and local income taxes for the year ended December 31, 2001. These estimates do not include recoupment of premium taxes through premium rate increases or the benefit from any effort to convert accounts from insured to self-funded arrangements. We intend to maintain our insurance contracts as competitively priced and, accordingly, the market for our products will determine the extent to which we can recover these additional expenses after the conversion.

Long Island Hospital Network

As noted previously, we recently reached agreement with the Long Island Hospital Network, which provides medical services to many of our approximately 800,000 members who reside in the Long Island, New York area, on the renewal of our provider contract with LIHN. Under the renewed agreement, we will reimburse LIHN for services at higher rates than were in effect previously. In addition, the publicity that surrounded the negotiations with LIHN resulted in a decline in our membership enrollment in this area. However, we believe that the resolution of this uncertainty will enable us to recapture our market position and that the impact of the renewal of our agreement with LIHN will not be material to our overall financial results.

Discontinued Operations

In February 2002, we discontinued the operations of NexxtHealth, Inc., a development stage subsidiary formed in March 2000 to develop Internet portal software to market to other health benefit companies. We discontinued these operations as part of our overall strategy to outsource certain technology functions.

Capitated Provider Arrangements

Our costs of benefits provided under capitated arrangements are not significant. Payments under capitated arrangements totaled $74.3 million and $50.2 million for the year ended December 31, 2001 and six months ended June 30, 2002, respectively, representing 2.0% and 2.4% of total cost of benefits provided for each period, respectively.

We currently maintain a single global capitation arrangement to provide hospital and medical benefits for approximately 1,000 members enrolled in our Medicare+Choice product. Payments made under this arrangement totaled $7.0 million and $3.8 million for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively. The net income earned under this arrangement was approximately $1.4 million and $0.7 million for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

We also have capitated arrangements with service providers for certain disease management programs and utilization management services. At June 30, 2002, we had approximately 56,000 members under a capitated utilization management program for eye care services and 4,000 members under capitated disease management programs.

Other capitated arrangements are in place to manage and assume risk for certain benefits covered under specific products. The following sets forth the membership and respective benefits under these capitated arrangements at June 30, 2002:

Benefit	Membership
(in thousands)
Mental health	1,626
Laboratory services	402
Vision	354
Hearing	136
Dental	87

Approximately 35% of our membership is provided one or more benefits under a capitated program.

Selected Membership Data and Results of Operations

The following table sets forth selected membership data as of the dates set forth below:

	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Members in thousands)
Products and services:
Commercial managed care:
Group PPO, HMO, EPO and other(1)(2)	1,903	1,691	1,752	1,432	1,167
New York City and New York State PPO(3)	1,782	1,556	1,563	1,512	1,470

Total commercial managed care	3,685	3,247	3,315	2,944	2,637

Other insurance products and services:
Indemnity	707	852	804	906	1,231
Individual	252	266	264	285	293

Total other insurance products and services	959	1,118	1,068	1,191	1,524

Overall total	4,644	4,365	4,383	4,135	4,161

Customers:
Large group(3)	2,907	2,706	2,695	2,686	2,881
Small group and middle market	406	322	366	272	225
Individuals	309	325	323	326	323
National accounts	1,022	1,012	999	851	732

Overall total	4,644	4,365	4,383	4,135	4,161

Funding type:
Insured(3)	3,242	3,163	3,132	3,150	3,191
Self-funded	1,402	1,202	1,251	985	970

Overall total	4,644	4,365	4,383	4,135	4,161

(1)	Our HMO product includes Medicare+Choice. As of June 30, 2002, we had approximately 57,000 members enrolled in Medicare+Choice.
(2)	“Other” principally consists of our members enrolled in dental only coverage. As of June 30, 2002, we had approximately 68,000 members enrolled in dental only coverage.
(3)
Enrollment as of June 30, 2002 includes 172,000 New York State PPO account members who reside in New York State but outside of our service areas. Prior to this time, these members were enrolled in the New York Blue Cross Blue Shield plan licensed in the area where the members resided, and, accordingly, the membership was reported by these plans and not by us. Starting in 2002, in accordance with a change to the contract with New York State, we began administering the entire plan, including those members enrolled outside of our service area, and all members were therefore enrolled in, and reported by, HealthChoice. New York State PPO account members who reside in New York State but outside of our service areas are excluded from enrollment totals for all other periods presented.

The following table sets forth results of operations for each of our segments for the periods set forth below:

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999
	(in millions)
Commercial Managed Care:
Total revenue	$1,999.8	$1,740.9	$3,448.3	$2,948.8	$2,340.9
Income from continuing operations before income tax expense	$120.4	$58.7	$121.1	$95.0	$78.8
Medical loss ratio:
Commercial managed care total	87.3%	89.1%	88.6%	89.1%	88.7%
Commercial managed care, excluding New York City and New York State PPO(1)	83.5%	85.9%	85.8%	85.5%	84.9%
Administrative expense ratio	12.7%	12.8%	13.0%	12.6%	11.6%
Other Insurance Products and Services:
Total revenue	$601.9	$616.1	$1,182.9	$1,284.9	$1,324.0
Income from continuing operations before income tax expense	$19.4	$10.8	$26.5	$25.5	$50.5
Medical loss ratio	86.6%	87.0%	86.2%	86.4%	85.3%
Administrative expense ratio	25.2%	24.3%	25.0%	24.6%	24.2%

(1)
We present commercial managed care medical loss ratio, excluding New York City and New York State PPO because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums relative to administrative expense and are retrospectively rated with a guaranteed administrative service fee. In addition, the size of these accounts distorts our performance when the total medical loss ratios are presented.

Six Months ended June 30, 2002, compared to Six Months ended June 30, 2001

As of June 30, 2002, total enrollment was 4.6 million members and commercial managed care enrollment was 3.7 million members (79.4% of total enrollment). If we add to the June 30, 2001 enrollment the 166,000 New York State PPO account members who reside in New York State but outside of our service areas, total enrollment and commercial managed care enrollment increased 2.5% and 8.0%, respectively, from June 30, 2001 to June 30, 2002. Membership has continued to increase in each of our commercial managed care products. Our enrollment growth of 12.5%, or 212,000 members, in group PPO, HMO, EPO and other was a combination of new membership in small group and middle market customer accounts, particularly in our PPO, EPO and Direct Connection HMO (our HMO product which allows members to seek care from in-network specialists without a referral) products, and the migration of members enrolled in our indemnity products to our commercial managed care products. Enrollment in other insurance products and services declined 14.2% to approximately 1.0 million members due, in part, to the continued migration of members to commercial managed care products.

As of June 30, 2002, our New York State account covered approximately 976,000 members, or 21.0% of our total membership and 26.5% of our commercial managed care membership, and our New York City account covered approximately 806,000 members, or 17.4% of our total membership and 21.9% of our commercial managed care membership. Both accounts are subject to annual price negotiations. The New York City account is currently under renegotiation based on a bid process. The current rates for the New York State account expire on December 31, 2002, and are in the process of being renegotiated. The loss of one or both of these accounts could result in reduced membership and revenue and would require us to reduce, reallocate or absorb administrative expenses associated with these accounts.

Premium revenue increased $197.6 million, or 9.1%, to $2,359.8 million for the six months ended June 30, 2002, from $2,162.2 million for the six months ended June 30, 2001. The increase in premium revenue was primarily due to growth in our commercial managed care segment. Commercial managed care premium revenue was $1,862.1 million for the six months ended June 30, 2002, a 13.6% increase compared to the six months ended June 30, 2001. The increase in the commercial managed care premium revenue was attributable to enrollment growth and premium rate increases. Premium revenue growth was primarily due to increases in membership and premium increases from our HMO and PPO products. Premium revenue growth was partially offset by the anticipated decline in our other insurance products and services, a cancellation of unprofitable EPO contracts and the migration of insured EPO national contracts to self-funded contracts. On a per member per month, or PMPM, basis, premium for the six months ended June 30, 2002 increased 4.0%, to $123.06, from $118.28 for the six months ended June 30, 2001. Commercial managed care PMPM premium increased to $120.64 for the six months ended June 30, 2002, from $117.49 for the six months ended June 30, 2001.

Administrative service fee revenue increased 21.3%, or $34.1 million, to $194.3 million for the six months ended June 30, 2002, from $160.2 million for the six months ended June 30, 2001. The increase was primarily due to growth in self-funded group PPO, HMO, EPO and other membership, increased BlueCard fees and expanded volume of services provided under our CMS contract for Medicare Part A and Part B programs. Approximately $30.1 million of the increase was driven by the migration of approximately 45,000 members from insured EPO national contracts to self-funded contracts and increased administrative service fees revenue from our CMS contract. Total BlueCard fees increased 22.9%, or $4.0 million, to $21.5 million for the six months ended June 30, 2002, from $17.5 million for the six months ended June 30, 2001 due to an increase in transaction volume.

Investment income, net of investment expenses, decreased 7.8%, or $2.9 million, to $34.4 million for the six months ended June 30, 2002, from $37.3 million for the six months ended June 30, 2001 due to lower interest rates. There were no investment transactions that resulted in significant gains or losses for the six months ended June 30, 2002. The net realized loss of $5.5 million for the six months ended June 30, 2001 was primarily the result of an impairment loss on our commercial paper investment in Pacific Gas and Electric Co., which defaulted in January 2001.

Other income of $13.6 million for the six months ended June 30, 2002 consisted primarily of a gain of $8.0 million resulting from insurance settlements in excess of estimated recoveries recorded as of December 31, 2001 for property and equipment lost at our World Trade Center headquarters, late payment fee income of $0.7 million, interest income earned on advances to hospitals of $2.4 million and a benefit of $1.9 million resulting from the reversal of a hospital advance previously considered uncollectible. Other income of $2.8 million for the six months ended June 30, 2001 primarily consists of proceeds of $1.6 million from the demutualization of MetLife, Inc., the life insurance carrier for our employees, interest income earned on advances to hospitals of $0.6 million and late payment fee income.

Total revenue increased 10.4%, or $244.7 million, to $2,601.7 million for the six months ended June 30, 2002, from $2,357.0 million for the six months ended June 30, 2001 primarily due to an increase in premium revenue.

Total cost of benefits provided increased 7.4%, or $141.7 million, to $2,057.0 million for the six months ended June 30, 2002, from $1,915.3 million for the six months ended June 30, 2001 due to an increase in insured membership, a $6.0 million premium deficiency reserve charge related to our WellChoice Insurance of New Jersey business, increased utilization of outpatient services and increased unit costs, offset in part by a $7.0 million litigation reserve release. Overall, benefit expense on a PMPM basis for the six months ended June 30, 2002 increased 2.4% to $107.27, from $104.77 for the six months ended June 30, 2001.

The total medical loss ratio decreased to 87.2% for the six months ended June 30, 2002, from 88.6% for the six months ended June 30, 2001. The medical loss ratio in our commercial managed care segment decreased to 87.3% for the six months ended June 30, 2002, from 89.1% for the six months ended June 30, 2001. New York City and New York State PPO includes the results of our contracts with New York City and New York State to provide hospital-only coverage to their employees and retirees, using our PPO provider network. Our New York City and New York State accounts differ from our standard PPO product in that they are hospital-only accounts and are retrospectively rated with a guaranteed administrative service fee. Administrative charges included in hospital-only contracts, as a percentage of premium, are generally significantly lower than the percentage of such fees for comprehensive hospital and medical policies. This is due to the fact that hospital utilization is generally much lower than combined hospital and medical utilization. Accordingly, the results of these hospital-only contracts significantly influences our medical loss ratios. Excluding the New York City and New York State PPO, the medical loss ratio in our commercial managed care segment decreased to 83.5% for the six months ended June 30, 2002, from 85.9% for the six months ended June 30, 2001 due to increased premiums and better than anticipated claim results.

The medical loss ratio for other insurance products and services decreased to 86.6% for the six months ended June 30, 2002, from 87.0% for the six months ended June 30, 2001 due to more favorable claim experience in most products, with the exception of Medicare supplemental plans, government-mandated individual products and large group indemnity products.

Administrative and conversion expenses increased 8.8%, or $32.7 million, to $404.9 million for the six months ended June 30, 2002, from $372.2 million for the six months ended June 30, 2001. This increase was attributable to employee-related transition costs of $5.3 million incurred as part of our modernization and outsourcing agreement with IBM in June 2002, increased broker commissions of $12.4 million due to premium revenue growth in small group and middle market customers and increased employee benefit expense of $8.9 million. Administrative expenses for the six months ended June 30, 2002, also included a $2.4 million estimate for expenses incurred as a result of the loss of our headquarters located at the World Trade Center that may not be reimbursed by our property protection and blanket earnings and expense insurance policy. We expect to have significant additional administrative expenses over the next four years related to the modernization initiatives with IBM.

Income from continuing operations before income taxes increased 101.2%, or $70.3 million, to $139.8 million for the six months ended June 30, 2002, from $69.5 million for the six months ended June 30, 2001. Income from continuing operations increased 101.2%, or $70.3 million, to $139.8 million for the six months ended June 30, 2002, from $69.5 million for the six months ended June 30, 2001. Taking into account our loss from discontinued operations, our net income for the six months ended June 30, 2002 was $138.7 million and for the six months ended June 30, 2001 was $62.5 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total enrollment grew 6.0%, or 248,000 members, to 4.4 million members as of December 31, 2001, compared to 4.1 million members as of December 31, 2000. Commercial managed care enrollment increased 12.6%, or 371,000, to 3.3 million members, representing 75.6% of total enrollment. Enrollment in our group PPO, HMO, EPO and other products increased 22.3%, or 320,000 members. This growth was attributable to new large group and national accounts business in our PPO and EPO products, increased enrollment by small group and middle market customers in our commercial managed care HMO products and individuals enrolled in our Medicare+Choice product. Membership in New York City and New York State PPO increased 3.4%, or 51,000 members, with enrollment gains reported in both the New York City and New York State plans. Other insurance products and services enrollment decreased 10.3% for the year due to a continued shift to commercial managed care programs.

Premium revenue increased $369.3 million, or 9.5%, to $4,246.2 million for the year ended December 31, 2001, from $3,876.9 million for the year ended December 31, 2000 as a result of enrollment growth in commercial managed care products, partially offset by anticipated enrollment declines in other insurance products and services. Premium revenue for New York City and New York State PPO increased as a result of enrollment growth. Group PPO, HMO, EPO and other premium revenue increased 26.8% due to enrollment growth in all products. PMPM premiums in 2001 increased 10.2%, or $10.81, to $116.29, from $105.48 in 2000. The PMPM premium increase was primarily due to an increase in premium revenue from higher premium products as a percentage of total premium revenue.

Administrative service fee revenue increased 21.6%, or $57.1 million, to $322.0 million for the year ended December 31, 2001, from $264.9 million for the year ended December 31, 2000 due to new national accounts business and BlueCard fees. Approximately $51.4 million of the increase was driven by the enrollment of approximately 148,000 new self-funded PPO members. BlueCard fees increased 19.3%, or $5.7 million to $35.3 million for the year ended December 31, 2001, from $29.6 million for the year ended December 31, 2000.

Investment income, net of investment expenses, increased 5.8%, or $3.8 million, to $69.3 million for the year ended December 31, 2001, from $65.5 million for the year ended December 31, 2000. The increase was due to higher average invested balances offset by lower interest rates. The net realized loss of $12.4 million for the year ended December 31, 2001 is primarily due to a $10.5 million impairment loss recorded on our holdings of WebMD Corp. common stock. The net realized gain of $22.1 million for the year ended December 31, 2000 is primarily due to a series of transactions related to our investment interest in The Health Information Network, LLC, or THINC. In January 2000, CareInsite, Inc. purchased our investment interest in THINC for warrants in CareInsite common stock. We exercised our warrants and recognized a gain of $13.2 million. In February 2000, CareInsite was acquired by WebMD and we received WebMD common stock in exchange for our investment in CareInsite. As a result of this transaction, we recognized an additional gain of $7.8 million.

Other income increased 41.9%, or $1.8 million, to $6.1 million for the year ended December 31, 2001, from $4.3 million for the year ended December 31, 2000. Other income in 2001 primarily consisted of a gain of $6.8 million resulting from insurance recovery estimates in excess of book values for property and equipment lost at our World Trade Center headquarters, late payment fee income of $0.6 million and interest income earned on advances to hospitals of $1.2 million, offset in part by a charge of $3.7 million due to the restructuring of an outstanding provider note receivable. Other income in 2000 primarily consisted of real estate rental income.

Total revenue increased 9.4%, or $397.5 million, to $4,631.2 million for the year ended December 31, 2001, from $4,233.7 million for the year ended December 31, 2000 primarily due to an increase in premium revenue.

Total cost of benefits provided increased 9.1%, or $312.4 million, to $3,738.8 million for the year ended December 31, 2001, from $3,426.4 million for the year ended December 31, 2000 primarily due to increased utilization of physician, outpatient services and prescription drugs and higher unit costs, partially offset by a decrease in utilization of inpatient hospital services. Overall PMPM benefit expense for the year ended December 31, 2001 increased 9.5%, to $102.39, from $93.48 for the year ended December 31, 2000 due to higher costs for healthcare services.

The total medical loss ratio decreased to 88.1% for the year ended December 31, 2001, from 88.4% for the year ended December 31, 2000. The medical loss ratio in our commercial managed care segment decreased to 88.6% for the year ended December 31, 2001, from 89.1% for the year ended December 31, 2000. Excluding New York City and New York State PPO, the medical loss ratio in our commercial managed care segment increased to 85.8% in 2001 from 85.5% in 2000 due to healthcare cost increases in excess of premium rate increases. The higher healthcare costs were driven by increased utilization, primarily in outpatient and physician services, as well as higher inpatient and drug unit costs.

The medical loss ratio for other insurance products and services decreased to 86.2% for the year ended December 31, 2001, from 86.4% for the year ended December 31, 2000, due to an improvement in the small and large group indemnity products and Medicare supplemental plans, partially offset by higher claims cost as a percentage of premium with respect to the state-mandated Direct Pay products.

Administrative and conversion expenses increased 8.4%, or $58.0 million, to $744.8 million for the year ended December 31, 2001, from $686.8 million for the year ended December 31, 2000. This increase was attributable to increased broker commissions of $10.1 million incurred to support continued growth in our small group and middle market customers and higher general administrative expenses of $47.9 million to service increased commercial managed care enrollment.

Income from continuing operations before income taxes increased $27.1 million, or 22.5%, to $147.6 million for the year ended December 31, 2001, from $120.5 million for the year ended December 31, 2000. Income tax expense was $0.1 million for the year ended December 31, 2001 compared to income tax benefit of $74.5 million for the year ended December 31, 2000. The 2000 benefit is the result of management’s conclusion that based on continued, current and projected positive taxable income and the expected timing of the reversal of other tax deductible temporary differences, our deferred tax valuation allowance could be significantly reduced by $86.9 million. Income from continuing operations decreased 24.4%, or $47.5 million, to $147.5 million for the year ended December 31, 2001, from $195.0 million for the year ended December 31, 2000. Taking into account our loss from discontinued operations, our net income for the year ended December 31, 2001 was $131.0 million and for the year ended December 31, 2000 was $190.4 million.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total enrollment as of December 31, 2000 decreased by 26,000 members, or 0.6%, compared to December 31, 1999. This decrease is the result of enrollment losses incurred as part of our plan to convert from hospital-only and non-standard indemnity products to insured commercial managed care products. Enrollment in commercial managed care products grew 11.6% and represented 71.2% of total enrollment as of December 31, 2000, up from 63.4% as of December 31, 1999. Enrollment in our group PPO, HMO, EPO and other products grew 22.7%, or 265,000 members. This growth was primarily due to conversion of large group and national accounts business from indemnity products to commercial managed care products and new sales in our PPO and EPO products. As of December 31, 2000, New York City and New York State PPO enrollment increased by 2.9% and membership in other insurance products and services fell 21.9% from December 31,1999.

Premium revenue increased 15.3%, or $514.6 million, to $3,876.9 million for the year ended December 31, 2000, from $3,362.3 million for the year ended December 31, 1999 as a result of premium rate increases and enrollment gains in commercial managed care. Group PPO, HMO, EPO and other premium revenue increased 29.4% primarily due to enrollment growth in PPO and EPO products. New York City and New York State PPO premium earned revenue increased 16.7% due to enrollment growth in both our New York State and New York City accounts.

Administrative service fee revenue increased 10.9%, or $26.0 million, to $264.9 million for the year ended December 31, 2000, from $238.9 million for the year ended December 31, 1999. This growth is attributable to price increases and new business in national accounts on a self-funded basis, as well as increased BlueCard fee volume. Approximately $11.2 million of the increase is attributable to the enrollment of approximately 260,000 new self-funded PPO national account members, offset in part by a decrease in administrative fee revenue from large group PPO contracts. BlueCard fees increased 100.0%, or $14.8 million, to $29.6 million for the year ended December 31, 2000, from $14.8 million for the year ended December 31, 1999.

Investment income, net of investment expenses increased 11.6%, or $6.8 million, to $65.5 million for the year ended December 31, 2000, from $58.7 million for the year ended December 31, 1999. The increase is due to higher average invested balances and higher interest rates. Net realized gains of $22.1 million for the year ended December 31, 2000 are the result of a series of transactions related to our investment interest in THINC. There were no significant realized gains or losses in 1999.

Other income decreased 10.4%, or $0.5 million, to $4.3 million for the year ended December 31, 2000, from $4.8 million for the year ended December 31, 1999. This decrease is primarily due to late payment fee income earned in 2000 of $1.1 million compared to $1.8 million in 1999.

Total revenue increased 15.5%, or $568.8 million, to $4,233.7 million for the year ended December 31, 2000, from $3,664.9 million for the year ended December 31, 1999 due to an increase in premium revenue.

Total cost of benefits provided for the year ended December 31, 2000 increased 16.4%, or $481.8 million, to $3,426.4 million in 2000, from $2,944.6 million for the year ended December 31, 1999. This was due to increased utilization and unit costs.

The total medical loss ratio increased to 88.4% for the year ended December 31, 2000, from 87.6% for the year ended December 31, 1999. The medical loss ratio in our commercial managed care segment increased to 89.1% for the year ended December 31, 2000, from 88.7% for the year ended December 31, 1999. Excluding the New York City and New York State PPO, the medical loss ratio in our commercial managed care segment increased to 85.5% in 2000, from 84.9% in 1999, due to healthcare cost increases in excess of premium rate increases. The higher healthcare costs were primarily due to increased utilization in all types of health care services.

The medical loss ratio for other insurance products and services increased to 86.4% in 2000, from 85.3% in 1999, due to higher claim costs than reflected in premium rate increases primarily with respect to Medicare supplemental plans and government-mandated Direct Pay plans.

Administrative and conversion expenses increased 16.2%, or $95.8 million, to $686.8 million for the year ended December 31, 2000, from $591.0 million for the year ended December 31, 1999. Approximately $21.2 million of the increase was attributable to strategic e-business initiatives and investment in information systems technology. The initiatives centered on the development of electronic communication and transaction processing capabilities through the Internet. An additional $28.7 million was incurred in 2000 for employee compensation and benefit expenses, which included increased medical and pension costs and expansion of our incentive compensation program to middle management. The balance of the additional administrative expenses was the result of increases in costs to support the growth in commercial managed care enrollment, including $7.1 million in broker commissions paid for new small group and middle market business, $6.4 million of additional fees paid through the BlueCard program due to a higher volume of claim activity and $5.5 million in corporate image and advocacy advertising.

Income before income taxes decreased $8.8 million, or 6.8%, to $120.5 million for the year ended December 31, 2000, from $129.3 million for the year ended December 31, 1999.

Income tax benefit was $74.5 million for the year ended December 31, 2000 compared to an expense of $9.1 million for the year ended December 31, 1999. This benefit is the result of a reduction in our deferred tax valuation allowance as a result of continued, current and projected positive taxable income. Income from continuing operations increased 62.2%, or $74.8 million, to $195.0 million for the year ended December 31, 2000, from $120.2 million for the year ended December 31, 1999. Taking into account our loss from discontinued operations, net income for the year ended December 31, 2000 was $190.4 million.

Liquidity and Capital Resources

Upon completion of the conversion and this offering, WellChoice will be a holding company and will depend on its subsidiaries for cash and working capital to pay expenses. We anticipate that WellChoice will receive cash from our subsidiaries from administrative and management service fees, as well as tax sharing payments and dividends. In addition, subject to the approval of the Superintendent, WellChoice expects to receive a dividend from its subsidiary, Empire, in the amount of $225.0 million, simultaneously with the effectiveness of this offering. This dividend will be accounted for as an equity transfer from a subsidiary to the parent of a consolidated group. Our subsidiaries’ primary source of cash is from premiums and fees received and investment income. The primary uses of cash include healthcare benefit expenses, brokers’ and agents’ commissions and administrative expenses. We generally receive premium revenues in advance of anticipated claims for related healthcare services.

Our investment policies are designed to provide liquidity to meet anticipated payment obligations and to preserve principal. We believe the composition of our marketable investment portfolio is conservative, consisting primarily of high-rated, fixed income securities with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio is comprised of U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities. The average credit rating of our fixed income portfolio as of June 30, 2002 was “AA.” A portion of the fixed income portfolio is designated as short-term and is intended to cover near-term cash flow needs. Our marketable equity portfolio as of June 30, 2002 consisted of an investment in a mutual fund indexed to the S&P 500, our common stock investment in WebMD and our investment in non-redeemable preferred stock of several companies. As of June 30, 2002, our marketable equity portfolio was 3.7% of the total marketable investment portfolio, compared to 2.1% as of June 30, 2001.

We currently maintain letters of credit, including a $25.0 million unsecured letter of credit from a group of financial institutions to support our lease obligation for our Brooklyn, New York facility. As of June 30, 2002, there were no funds drawn against these letters of credit. On October 17, 2002, we entered into a credit and guaranty agreement with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders, which will provide us with a credit facility. This credit facility will become effective upon the completion of this offering, subject to our satisfying customary closing conditions. The credit facility will replace our existing letter of credit agreement and that letter of credit will be deemed issued under the new credit facility. We will also be able to borrow under the credit facility for general working capital purposes. The total outstanding amounts (including the amount of the letter of credit) under the credit facility cannot exceed $100.0 million. The facility will have a term of 364 days, subject to extension for additional periods of 364 days with the consent of the lenders. Borrowings under the facility will bear interest, at our option, at The Bank of New York’s prime commercial rate (or, if greater, 0.50% plus the federal funds rate) as in effect from time to time plus a margin of between zero and 1.0%, or LIBOR plus a margin of between 1.125% and 2.250%, with the applicable margin to be determined based on our financial strength rating.

The credit facility contains covenants that will limit our ability to issue any equity interest which is not issued on a perpetual basis or in respect of which we shall become liable to purchase, redeem, retire or otherwise acquire any such interest, including any class of redeemable preferred stock. However, the credit facility will not restrict us from paying dividends on our common stock or repurchasing or redeeming shares of our common stock. Covenants under the credit facility also impose limitations on the incurrence of secured debt, creation of liens, mergers, asset sales, transactions with affiliates and material amendments of material agreements, as defined in the credit facility without the consent of the lenders. In addition, the credit facility contains certain financial covenants. Failure to comply with any of these covenants will result in an event of default which could result in the termination of the credit facility.

We believe that cash flow from our operations and our cash and investment balances, including the proceeds of the dividend mentioned above, will be sufficient to fund continuing operations and capital expenditures for at least the next twelve months.

Six Months ended June 30, 2002 compared to Six Months ended June 30, 2001

Cash from operating activities decreased $55.7 million to $3.4 million as of June 30, 2002, from $59.1 million as of June 30, 2001. The decrease in cash from operating activities is principally due to a $56.9 million return of advanced premium held related to our New York State account, an increase of $36.0 million in taxes paid and the receipt of January 2002 Medicare+Choice premiums in the amount of $34.8 million in December 2001. This decrease was partially offset by a $10.5 million reduction in insurance receivables related to the loss of our World Trade Center office space.

Net cash used in investing activities decreased $59.0 million, to $36.9 million for the six months ended June 30, 2002, from $95.9 million for the six months ended June 30, 2001. The decrease is due to lower available cash from operations as described above to fund investment purchases and a decrease in capital expenditures in technology initiatives, partially offset by the purchase of replacement equipment lost at our World Trade Center headquarters.

Year ended December 31, 2001 compared to year ended December 31, 2000

Cash from operating activities increased $98.3 million to $214.3 million for the year ended December 31, 2001, from $116.0 million for the year ended December 31, 2000. The increase in cash from operating activities is principally due to premium collection increases in excess of increases in paid claims and a decrease in disbursements related to the settlement of outstanding group and contract liabilities.

Net cash used in investing activities decreased $8.6 million to $129.3 million in 2001, from $137.9 million in 2000. Cash used in investing activities in 2001 was impacted by a strategic decision to maintain cash flow generated by operations in cash and cash equivalents to cover business needs related to the recovery of our World Trade Center operations.

Year ended December 31, 2000 compared to year ended December 31, 1999

Cash from operating activities decreased $54.0 million, to $116.0 million for the year ended December 31, 2000, from $170.0 million for the year ended December 31, 1999. Cash from operating activities for the year ended December 31, 2000 is primarily due to cash flow from positive operating earnings, partially offset by disbursements related to the settlement of outstanding group and contract liabilities. Cash flow from operating activities for the year ended December 31, 1999 is principally due to strong operating earnings and an increase in outstanding group and contract liabilities.

Net cash used in investing activities decreased $33.3 million, to $137.9 million in 2000, from $171.2 million in 1999. The decrease is a result of lower available cash from operations to purchase investments, offset by an increase in capital expenditures for technology initiatives.

Contractual Obligations

We are contractually obligated to make future minimum payments as follows:

	2002(1)	2003	2004	2005	2006	2007	Thereafter
	(in millions)
Lease Commitments:
Operating Leases	$21.8	$48.1	$42.8	$45.0	$37.1	$30.8	$335.1
Capital Leases	5.4	11.1	11.4	11.7	12.0	12.2	36.0

(1)	Represents commitments from July 1, 2002 through December 31, 2002.

Operating lease terms generally range from one to 27 years with certain early termination or renewal provisions. We anticipate that we will incur leasehold improvement costs and related capital expenditures of approximately $54.7 million at our Brooklyn, New York facility through 2003. These expenditures will be funded using internal cash and investment income.

Contractual Commitments to IBM

In June 2002, we entered into a ten-year agreement with IBM to modernize our systems applications and operate our data center and technical help desk. Our payments to IBM for operating our data center and technical help desk will be based upon actual utilization of services billed at the rates established in the agreement. We estimate that our payments to IBM for operating our data center and technical help desk will total approximately $732.3 million over the term of the agreement, which we anticipate to be less than the costs we would have otherwise incurred had we continued to operate the data center and technical help desk ourselves. Under the terms of the contract, we will work jointly with IBM to modernize our systems applications, centered around a new state-of-the-art claims payment system being developed by deNovis, Inc., a privately held startup company, in coordination with IBM and which will be licensed to us in perpetuity. Subject to the successful completion and delivery of the claims payment system, we will pay a one-time development and license fee of $50.0 million for the license granted by IBM. Under the agreement with IBM, we are scheduled to pay $25.0 million of this fee in installments during 2004. The remaining $25.0 million will be paid on July 16, 2005, subject to meeting performance benchmarks. Following the payment of the final $25.0 million, we will pay IBM an annual fee of $10 million for maintenance and support services.

The agreement also provides for IBM to assist us in modernizing our other systems. In connection with these services, we have agreed to purchase up to $65 million in modernization services from IBM over the next four years with a target purchase rate of $7.3 million, $28.3 million, $19.0 million, $7.2 million and $3.2 million during 2002, 2003, 2004, 2005 and 2006, respectively. We may defer the purchase of services beyond the target rate, provided that to the extent we delay purchases more than one year beyond the target year, we shall pay a premium to IBM of 10% per annum. While the foregoing describes our contractual commitment, we anticipate that the amount that we will actually spend for these integration and modernization services could be significantly greater than these contractual minimums. We will own all software developed by IBM under the agreement, other than the claims payment system.

We intend to fund the modernization expenses incurred in connection with this collaboration with IBM in part through the cost savings we expect to realize as a result of the outsourcing of our applications development functions, data center and help desk to IBM. Any substantial increase in these expenses or inability to achieve our anticipated cost savings, could have an adverse effect on our profitability, financial condition and results of operations. Also, while we do not expect to realize significant cost savings from these improvements in the early years of the project, we anticipate that we will incur the substantial majority of the costs and expenses related to the modernization initiatives in the first four years of the agreement.

The agreement with IBM contains standard indemnification clauses which reduce the risk associated with a variety of claims and actions, including certain failures of IBM to perform under the agreement. We have the right to terminate certain services if IBM fails to meet our quality and performance benchmarks and we may terminate our relationship with IBM in its entirety upon the occurrence of material breaches under the agreement, IBM’s entrance into the health insurance business, changes of control and certain other events which are damaging to us. We can terminate the agreement without cause after June 1, 2004, or at any time within twelve months following a change of control of WellChoice, provided that we pay IBM a termination fee. The termination fee includes a lump sum payment which decreases over the life of the agreement. For any WellChoice termination without cause, the lump sum decreases from $25.0 million beginning in June 2004 to $0.9 million in January 2012. We have the right to pay only a portion of this lump sum payment if we choose not to terminate the entire agreement but only certain discrete portions of IBM’s services. Any termination following a change of control of WellChoice requires a similar lump sum payment which decreases over the life of the agreement and which is approximately 80% of the payment described in the previous sentence, although we do not have the similar right to terminate only portions of IBM’s services, as allowed with a termination without cause. In addition, upon termination we must reimburse certain of IBM’s costs, subject to reduction to the extent we purchase equipment, assume licenses and leases and hire employees used by IBM to provide the services. We also have the right to terminate the agreement at no cost within six months following a change of control of IBM.

Regulatory and Other Developments

Empire is subject to capital and surplus requirements under the New York insurance laws and the capital and surplus licensure requirements established by the Blue Cross Blue Shield Association. Each of these standards is based on the NAIC’s RBC Model Act, which provides for four different levels of regulatory attention depending on the ratio of a company’s total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and dividend liability) to its risk-based capital. The capital and surplus level required to meet the minimum requirements under the New York insurance laws and Blue Cross Blue Shield

Association licensure requirements, applicable to Empire is 200% of Risk-Based Capital Authorized Control Level. Empire exceeds the New York minimum capital and surplus requirements and the Blue Cross Blue Shield Association capital and surplus licensure requirements that will be applicable to it following the conversion.

Financial reserves for Empire HealthChoice HMO are regulated under a different method set forth in the Department of Health’s HMO regulations. The regulations require that Empire HealthChoice HMO currently maintain reserves of five percent of its annual premium income. The Department of Health is currently redrafting its regulations and proposes to increase the required reserves gradually over the next six years to twelve and one half percent of annual premium income. In addition, there are minimum net worth standards established under New Jersey laws and regulations. Empire HealthChoice HMO, with respect to its operations in New York, meets the financial reserve standards of the New York Department of Health and, in addition with respect to its operations in New Jersey, meets the minimum net worth standards established under New Jersey law. If that requirement changes it will affect all HMOs and we expect we will meet those revised standards. Empire HealthChoice HMO is also subject to the Blue Cross Blue Shield Association capital and surplus licensure requirement which is applicable to Empire and satisfies that requirement.

WellChoice Insurance of New Jersey currently meets the minimum capital and surplus requirements of the New Jersey Department of Banking and Insurance. Our New Jersey operations are not subject to the Blue Cross Blue Shield Association capital and surplus licensure requirement. At June 30, 2002, WellChoice Insurance of New Jersey did not meet the minimum capital and surplus requirements of the New Jersey Department of Banking and Insurance. This deficiency was remedied in August 2002 through a capital contribution from one of HealthChoice’s subsidiaries.

Regulation of financial reserves for insurers and HMOs is a frequent topic of legislative and regulatory scrutiny and proposals for change. It is possible that the method of measuring the adequacy of our financial reserves could change and that could affect our financial condition. However, any such change is likely to affect all companies in the state.

Investments and Qualitative and Quantitative Disclosures of Market Risk

Investment Objective.    Our investment objective is to protect our asset base and to achieve rates of return which are consistent with our risk parameters, mix of products, liabilities and surplus. Our portfolio is structured to provide sufficient liquidity to meet general operating needs, special needs arising from changes in our financial position and changes in the financial market. In accordance with these objectives, our investment policy authorizes investments in U.S. dollar-denominated fixed maturity and equity securities.

As of June 30, 2002 and December 31, 2001, our cash and investment portfolio was comprised of the following:

	June 30, 2002	Percent of Total	December 31, 2001	Percent of Total
	(dollars in millions)
Fixed maturity securities:
U.S. government securities	$527.3	33.1%	$531.5	33.1%
Corporate securities	413.6	26.0%	430.8	26.9%
Mortgage backed securities	202.9	12.7%	182.8	11.4%

Total fixed maturity securities	1,143.8	71.8%	1,145.1	71.4%
Marketable equity securities	44.9	2.8%	23.4	1.5%

Total investments at fair value	1,188.7	74.6%	1,168.5	72.8%

Other long-term equity investments	30.7	1.9%	27.2	1.7%
Cash and cash equivalents	373.9	23.5%	408.6	25.5%

Total investments at fair value, other long-term equity investments and cash and cash equivalents	$1,593.3	100.0%	$1,604.3	100.0%

Our fixed maturity and marketable equity securities are subject to the risk of potential losses from adverse market conditions. To manage the potential for economic losses, we regularly evaluate certain risks, as well as the appropriateness of the investments, to ensure the portfolio is managed within its risk guidelines. The result is a portfolio that is well diversified. Our primary risk exposures are changes in market interest rates, credit quality and changes in equity prices.

Interest Rate Risk

Interest rate risk is defined as the potential for economic losses on fixed-rate securities due to an adverse change in market interest rates. Our fixed maturity portfolio consists exclusively of U.S. dollar-denominated assets, invested primarily in U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities, all of which represent an exposure to changes in the level of market interest rates. We manage interest rate risk by maintaining a duration commensurate with our insurance liabilities and policyholders’ surplus. Further, we do not engage in the use of derivatives to manage interest rate risk. A hypothetical increase in interest rates of 100 basis points would result in an estimated decrease in the fair value of the fixed income portfolio of approximately $40.0 million.

Credit Quality Risk

Credit quality risk is defined as the risk of a credit downgrade to an individual fixed income security and the potential loss attributable to that downgrade. We manage this risk through our investment policy, which establishes credit quality limitations on the overall portfolio as well as dollar limits for individual issuers. The result is a well-diversified portfolio of fixed income securities, with an average credit rating of approximately “AA.”

Equity Price Risk

Equity price risk for stocks is defined as the potential for economic losses due to an adverse change in equity prices. Equity risk exposure is managed through our investment in an indexed mutual fund. Specifically, we are invested in ML S&P 500 Index LLC, which is an S&P 500 index mutual fund, resulting in a well- diversified and liquid portfolio that replicates the risk and performance of the broad U.S. stock market. We also hold a direct common stock investment in WebMD and investments in non-redeemable preferred stock of several companies. Our investment in non-redeemable preferred stock is managed in conjunction with our fixed maturity portfolio. We estimate our equity price risk from a hypothetical 10% decline in the S&P 500 and the relative effect of that decline in the value of our equity portfolio to be a decrease in fair value of $3.0 million.

Fixed Income Securities

Our fixed income strategy is to construct and manage a high quality, diversified portfolio of securities. Additionally, our investment policy establishes minimum quality and diversification requirements resulting in an average credit rating of approximately “AA.” The average duration of our portfolio as of June 30, 2002 is three years, and is managed to within 20% of the Lehman Intermediate Aggregate Index.

Fixed Maturity Securities Quality Distribution

The following chart shows the quality distribution of our fixed maturity securities portfolio as of June 30, 2002 and December 31, 2001 (at fair value):

	June 30, 2002	Percent of Total	December 31, 2001	Percent of Total
	(dollars in millions)
Total fixed maturity
Aaa	$755.1	66.0%	$781.6	67.7%
Aa	110.0	9.6	100.2	9.5
A	271.7	23.8	260.4	22.5
Baa	7.0	0.6	2.9	0.3

Total fixed maturity	$1,143.8	100.0%	$1,145.1	100.0%

Total fixed maturity corporate securities:
Industrial	$69.4	16.8%	$56.0	13.0%
Finance	239.8	58.0	251.6	58.5
Utility	35.1	8.5	47.7	11.0
Asset-backed securities	34.7	8.4	35.8	8.3
Other	34.6	8.4	39.7	9.2

Total fixed maturity corporate securities	$413.6	100.0%	$430.8	100.0%

Total mortgage-related securities:
Mortgage pass through certificates	$13.9	6.9%	$15.7	8.6%
Collateralized mortgage obligations	189.0	93.1	167.1	91.4

Total mortgage-related securities	$202.9	100.0%	$182.8	100.0%

Other Long-Term Equity Investments

In addition to our fixed maturity and marketable equity portfolio, we hold other equity investments of $27.9 million and $27.2 million at June 30, 2002 and December 31, 2001, respectively. These investments consist primarily of our equity interest in companies in which the Blue Cross Blue Shield Association or its member plans also have an equity interest, including National Accounts Services Company, LLC and BCS Financial Corp.

Accounting Treatment

We classify all of our fixed maturity and marketable equity investments as available for sale and, accordingly, they are carried at fair value. The fair value of investments in fixed maturities and marketable equity securities are based on quoted market prices. Unrealized gains and losses are reported as a separate component of other comprehensive income, net of deferred income taxes. The amortized cost of fixed maturities, including certain trust preferred securities, is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in investment income. Amortization of premiums and discounts on collateralized mortgage obligations are adjusted for prepayment patterns using the retrospective method. Investment income is shown net of investment expenses. The cost of securities sold is based on the specific identification method. When the fair value of any investment is lower than its cost and such a decline is determined to be other than temporary, the cost of the investment is written down to fair value and the amount of the write down is charged to net income as a realized loss.

Short-term investments consist principally of U.S. treasury bills, commercial paper and money market investments. We consider securities with maturities greater than three months and less than one year at the date of purchase as short-term investments. The fair value of short-term investments is based on quoted market prices.

Other long-term equity investments, which include joint ventures, are accounted for under the equity method.

Overall Investment Return

The table below shows the overall return of our investment, other equity investment and cash equivalent portfolio for the six months ended June 30, 2002 and the years ended December 31, 2001, 2000 and 1999. The overall return includes gross investment income earned, net realized gains or losses incurred, and the change in unrealized gains or losses on these securities.

	Fixed Maturities	Marketable Equity Securities	Other Long-term Equity Investments	Short-term Investments and Cash Equivalents	Total
	(in millions)
Six months ended June 30, 2002:
Gross investment income	$30.4	$0.5	$1.2	$3.8	$35.9
Net realized gains/(losses)	(0.1)	—	(0.3)	—	(0.4)
Change in unrealized gains/(losses)	(1.0)	(3.5)	(0.2)	—	(4.7)

Total six months ended June 30, 2002	$29.3	$(3.0)	$0.7	$3.8	$30.8

Year ended December 31, 2001:
Gross investment income	$61.7	$1.2	$(0.6)	$15.6	$77.9
Net realized gains/(losses)	(0.1)	(10.6)	(0.2)	(1.5)	(12.4)
Change in unrealized gains/(losses)	23.2	10.3	0.9	—	34.4

Total year ended December 31, 2001	$84.8	$(0.9)	$0.1	$14.1	$99.9

Year ended December 31, 2000:
Gross investment income	$62.3	$1.1	$(6.3)	$20.0	$77.1
Net realized gains/(losses)	1.1	—	21.0	—	22.1
Change in unrealized gains/(losses)	43.9	(7.6)	(62.7)	—	(26.4)

Total year ended December 30, 2000	$107.2	$(6.5)	$(48.0)	$20.0	$72.7

Year ended December 31, 1999:
Gross investment income	$53.3	$1.1	$(1.4)	$12.7	$65.7
Net realized gains/(losses)	0.2	—	—	—	0.2
Change in unrealized gains/(losses)	(56.9)	60.3	1.2	—	4.6

Total year ended December 31, 1999	$(3.4)	$61.4	$(0.2)	$12.7	$70.5

Investment expenses, which include interest on advance deposits, were $1.5 million, $8.5 million, $11.5 million and $7.1 million for the six months ended June 30, 2002 and years ended December 31, 2001, 2000 and 1999, respectively.

RECENT DEVELOPMENTS

The following sets forth certain unaudited results of operations for the nine months ended September 30, 2002:
	Nine months ended September 30,
	2002	2001
	(in millions)
Revenue:
Premiums earned	$3,461.3	$3,205.3
Administrative service fees	298.5	240.7
Investment income, net	50.3	54.9
Net realized investment gains (losses)	(0.5)	(5.4)
Other income, net(1)	13.3	3.1

Total revenue	3,822.9	3,498.6
Expenses:
Costs of benefits provided	2,973.0	2,835.2
Administrative expenses(2)(3)	614.7	555.7
Conversion expenses	8.2	1.6

Total expenses	3,595.9	3,392.5

Income from continuing operations before income taxes	227.0	106.1
Income tax (expense) benefit	167.2	(0.1)

Income from continuing operations	394.2	106.0
Loss from discontinued operations	1.1	12.5

Net Income	$393.1	$93.5

Additional Data:
Medical loss ratio	85.9%	88.5%
Medical loss ratio, excluding New York City and New York State PPO	82.9%	86.3%
Administrative expense ratio	16.6%	16.2%
Administrative expense ratio – premium
Equivalent basis	11.4%	11.7%
Members (000’s at end of period)	4,635	4,393

(1)
Other income includes $8.0 million of gains recorded for the nine months ended September 30, 2002 based on insurance carrier settlement offers for electronic data processing, furniture and office equipment lost at the World Trade Center.

(2)
Administrative expenses includes $2.4 million of estimated expenses incurred as a result of the loss of our headquarters located at the World Trade Center that may or may not be reimbursed by our insurance carrier, for the nine months ended September 30, 2002.

(3)
Administrative expenses includes $5.3 million of employee-related transition costs incurred in connection with our modernization and outsourcing agreement with IBM for the nine months ended September 30, 2002.

As of September 30, 2002, total enrollment was approximately 4.6 million and commercial managed care enrollment was 3.8 million (82.6% of total enrollment). If we added to the September 30, 2002 enrollment the 166,000 New York State PPO account members who reside in New York State but outside of our service areas, total enrollment and commercial managed care enrollment increased 1.7% and 10.5%, respectively, from September 30, 2001.

Premium revenue increased 8.0%, or $256.0 million, to $3.5 billion for the nine months ended September 30, 2002, from $3.2 billion for the nine months ended September 30, 2001 due to the growth in our commercial managed care segment.

Administrative service fee revenue increased 24.0%, or $57.8 million, to $298.5 million for the nine months ended September 30, 2002 from $240.7 million for the nine months ended September 30, 2001. This increase is primarily attributable to new self-funded group PPO, HMO, EPO and other business, as well as the migration of existing members from fully insured to self-funded products, increased BlueCard fees and an expanded volume of services provided under our CMS contract for Medicare Part A and Part B programs.

Investment income, net of investment expenses, decreased 8.4%, or $4.6 million, to $50.3 million for the nine months ended September 30, 2002, from $54.9 million for the nine months ended September 30, 2001 due to lower interest rates. There were no investment transactions that resulted in significant realized gains or losses for the nine months ended September 30, 2002.

Costs of benefits provided increased 4.9%, or $137.8 million to $3.0 billion for the nine months ended September 30, 2002, from $2.8 billion for the nine months ended September 30, 2001. This increase is primarily due to insured membership growth, increased utilization of outpatient services and increased unit costs, offset in part by a $7.0 million and $8.4 million litigation reserve release in the second and third quarter of 2002, respectively.

The medical loss ratio decreased to 85.9% for the nine months ended September 30, 2002, from 88.5% for the nine months ended September 30, 2001. Excluding New York City and New York State PPO, the medical loss ratio decreased to 82.9% for the nine months ended September 30, 2002, from 86.3% for the nine months ended September 30, 2001. This improvement was due to increased premiums and better than anticipated claim experience.

Administrative expenses increased 10.6%, or $59.0 million, to $614.7 million for the nine months ended September 30, 2002, from $555.7 million for the nine months ended September 30, 2001. This increase is due, in part, to employee-related transition costs incurred as part of the IBM outsourcing agreement entered into in June 2002, increased broker commissions and increased employee benefit expenses.

Income from continuing operations before income taxes increased 113.9%, or $120.9 million, to $227.0 million for the nine months ended September 30, 2002, from $106.1 million for the nine months ended September 30, 2001. This improvement was primarily driven by increased commercial managed care membership and improved underwriting performance.

We have maintained a valuation allowance on our regular tax net operating loss carryforwards due to uncertainty in our ability to utilize these assets in the future. The use of these assets is largely dependent on the conversion and future positive taxable income. As a result of the Opinion and Decision issued by the Superintendent approving the plan of conversion and projected future taxable income, the valuation allowance on deferred tax assets relating to regular tax net operating loss carryforwards was substantially reduced as of September 30, 2002, resulting in a net tax benefit of $167.2 million.

We anticipate that after the conversion and this offering, our tax status under Section 833 will remain intact, but no assurance can be given that we will retain our Section 833 benefits after the conversion. Accordingly, we will fully reserve the benefit under Section 833 in our financial statements. As a result, should the conversion be completed during 2002, we would expect to incur federal income tax expense of approximately $75.0 million in the fourth quarter of 2002. These items are not recurring and we believe that subsequent to the conversion, our effective federal income tax rate will approximate the 35% statutory rate.

THE PLAN OF CONVERSION

Background

HealthChoice commenced operations in 1934 as a not-for-profit hospital services corporation. On September 26, 1996, HealthChoice announced its intention to restructure to a for-profit company, based on significant changes in both the regulatory environment and the marketplace affecting the health insurance industry.

In July 1999, HealthChoice filed a proposed plan of restructuring with the Department of Insurance, which was revised in November 1999 following public hearings. On December 29, 1999, the Superintendent of Insurance approved the plan with some modification. This plan was never implemented.

The Legislation and the Plan

In January 2002, the Conversion Legislation was adopted, providing an express statutory basis for HealthChoice’s right to convert to a for-profit company. The Conversion Legislation, Section 4301(j) and Section 7317 of the New York Insurance Law, clarifies the statutory authority for the Superintendent’s review and approval of a conversion plan. Accordingly, on June 18, 2002, we filed an amended plan of conversion seeking the Superintendent’s approval to convert under the terms of the Conversion Legislation. We have also requested approvals from the Superintendent and, where necessary, from the Commissioner, the New Jersey Department of Banking and Insurance, CMS and the Blue Cross Blue Shield Association (which we have obtained) for certain transactions related to the plan of conversion. On August 6 and 7, 2002, public hearings took place in New York City and Albany, respectively, with respect to the plan of conversion. We further amended and refiled the plan of conversion on September 26, 2002 in response to various issues raised at the public hearings. On October 8, 2002, the Superintendent issued an Opinion and Decision approving the plan of conversion and concluding that the conversion is in compliance with the Conversion Legislation and does not violate any applicable laws or regulations. The approval and conclusions are subject to several conditions, including the approval by the Superintendent, the Commissioner and CMS of certain of the agreements that we will enter into in connection with the conversion. Pursuant to the Conversion Legislation, the Opinion and Decision may be challenged until November 7, 2002, the 30th day following the date of the Opinion and Decision. This 30-day challenge period may not expire prior to the completion of the offering. A successful challenge could result in monetary damages, a modification of the plan of conversion or the Opinion and Decision being set aside. Judicial review of any challenge to the Opinion and Decision is limited to a finding that the Superintendent acted in an arbitrary or capricious manner with respect to reaching a determination to approve the plan of conversion.

The plan of conversion, as required by the Conversion Legislation, provides for:

•	safeguards to ensure consumers’ continued or increased access to coverage and consumer outreach;

•	the method for the transfer of contract forms to ensure that current members are not adversely affected by the conversion and have uninterrupted coverage;

•	the conversion of HealthChoice from a not-for-profit corporation into a for-profit corporation;

•	the procedures we are required to take in completing our conversion, including the series of transactions that will result in the Fund and the Foundation initially owning all of our shares.

As contemplated by the plan, following HealthChoice’s conversion into a for-profit corporation and prior to the effectiveness of this offering, the converted HealthChoice will have transferred 95% and 5% of its capital stock to the Fund and the Foundation, respectively. The Fund and the Foundation will then have transferred their shares in the converted HealthChoice to WellChoice Holdings of New York, Inc., or Holdings, our recently formed, wholly owned, for-profit subsidiary and the parent company of our principal insurance operating subsidiaries, in exchange for a corresponding amount of our common stock. Consequently, WellChoice will be 95% owned by the Fund and 5% owned by the Foundation. As part of these transactions, the converted HealthChoice will have merged with Empire HealthChoice Assurance, Inc., HealthChoice’s indirect, wholly owned subsidiary and existing for-profit insurer, will have merged with the converted HealthChoice, with  HealthChoice surviving as Empire. Empire will then have transferred its administrative and managerial functions to us. In connection with the transactions described in this paragraph, the Fund must obtain an exemption from acquisition of control requirements from the Superintendent and the Commissioner in order to hold 10% or more of the outstanding shares of our common stock.

As a result of these transactions, WellChoice will be an insurance holding company with Holdings owning our insurance operating subsidiaries. As required by the Conversion Legislation, 95% of the value of HealthChoice, by virtue of the proceeds from their respective sale of shares and the ownership by their remaining initial shares of WellChoice will be held by the Fund and 5% by the Foundation.

In connection with the conversion, HealthChoice will transfer and assign, and WellChoice will receive and assume, certain assets and liabilities, including leases and contracts associated with the provision of administrative and management services to our insurance/HMO subsidiaries. Certain of these assets and liabilities require consent to assignment or transfer and we are currently in the process of obtaining all these consents. While we expect to obtain the majority of these consents, we anticipate that we may not obtain all third-party consents to such assignment and transfers prior to completion of the offering, in which case those assets and liabilities will only be assigned or transferred upon obtaining such consents. However, we do not expect that the failure to obtain such consents will have a material impact on our ability to conduct our business following the conversion.

As part of the plan of conversion, we agreed to several restrictions on premium rate increases relating to three categories of our individual members. The first category is a small group of members who currently are covered under a comprehensive individual indemnity policy that is no longer sold by us. This group of members is eligible for Medicare by reason of disability and would not be eligible to purchase comparable coverage if their policies were terminated. Current law applicable to us and the Conversion Legislation prohibits us from discontinuing these policies. There are fewer than 300 individuals covered under these policies and new enrollment is prohibited. We have agreed in the plan of conversion that we will not discontinue these policies and that we will not increase rates on these policies by more than 10% (or such lesser amount as may be required if the current statute is amended to provide a lower maximum for “file and use” rates) in any 12-month period without the Superintendent’s prior approval, which may only be granted following a public hearing.

The second category relates to members covered by our individual Medicare supplemental policies and the third category relates to our individual Direct Pay voluntary indemnity policies. Currently, we offer three standard Medicare supplemental packages, A, B and H, and approximately 126,000 individuals are covered under these policies and approximately 21,000 members are covered under our individual Direct Pay voluntary indemnity policies. We have agreed that, with respect to the premium rates applicable to our individual Medicare supplemental policies and our individual Direct Pay voluntary indemnity policies, we will comply with certain provisions of the New York Insurance Law in effect on December 31, 1999 relating to premium rate increases for persons covered under policies issued by Article 43 (not-for-profit) insurers for a period of five years and three years, respectively, following the effective date of the conversion. Specifically, for rate increases applicable to individual Medicare supplemental policies and individual Direct Pay voluntary indemnity policies during the five-year and three-year periods, respectively:

•
we may utilize the “file and use” rate methodology (filed rates will be deemed approved 30 days after submission) for rate increases of up to 10% annually, or such lower amount as may be required if the current statute is amended to provide a lower maximum for file and use rates (provided that the policies do not have a medical loss ratio less than a minimum of 80%); and

•	the Superintendent’s prior approval following a public hearing will be required for increases that exceed 10% annually.

In addition, we agreed that with respect to our Medicare supplemental policies, rate increases during the sixth, seventh and eighth years following the effective date of the conversion may be implemented upon filing under the “file and use” methodology, provided we have a medical loss ratio of at least 80% (the ratio otherwise applicable to not-for-profit insurers), in contrast to the 75% minimum that is applicable to Medicare supplemental policies issued by for-profit health insurers. During this period, any application for Medicare Supplemental policy rate increases with a medical loss ratio below 80% will require the prior approval of the Superintendent following a public hearing. At the end of the eighth year following the effective date of the conversion, the premium rates for these policies will be subject to the rules applicable to all other for-profit health insurers.

BUSINESS

Company Overview

We are the largest health insurance company in the State of New York based on PPO and HMO membership. We serve over 4.6 million members through our operations in the New York City metropolitan area, where we hold a leading market position covering over 20% of the population, upstate New York and New Jersey. We offer a broad portfolio of managed care and insurance products primarily to private and public employers. We have the exclusive right to use the Blue Cross and Blue Shield names and marks throughout the New York City metropolitan area and one or both of these names and marks in selected counties in upstate New York.

We believe that we possess the following competitive strengths:

•	our Blue Cross and Blue Shield brands;

•	our focus, history and leading market position in a highly desirable geographic area;

•	the size and quality of our provider networks;

•	our underwriting and pricing discipline;

•	the range of our product offerings and our broad customer base;

•	a dedication to providing the highest level of customer service;

•	a proven commitment to quality care for our members; and

•	experience with systems integration and technological innovation.

We have the exclusive right to use the Blue Cross and Blue Shield names and marks for all of our health benefits products in ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, we have an exclusive right to use only the Blue Cross names and marks in seven counties in our upstate New York service area and a nonexclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties. Our membership in the Blue Cross Blue Shield Association also enables us to provide our PPO, EPO and indemnity members access to the national network of providers through the BlueCard program, which allows members of our PPO, EPO and indemnity plans access to in-network benefits through the networks of Blue Cross Blue Shield plans of other regions.

We have a long tradition of serving health insurance needs in New York, having operated in the state for 68 years. We believe that our extensive history, experience and understanding of operating in this unique marketplace, combined with our strong relationships with providers and customers in our service areas gives us a distinct competitive advantage in marketing our products. We view the New York City metropolitan area, with its dense population of approximately 12 million people and high concentration of Fortune 500 companies, as a particularly valuable and attractive market. Moreover, the significant number of teaching hospitals and other nationally acclaimed specialized medical institutions and physician groups is an attractive feature of this marketplace. For example, a large number of members from other Blue Cross Blue Shield plans seek medical treatment in our service areas which creates an additional source of revenue for us under the BlueCard program. We receive a fee from other Blue Cross Blue Shield plans for each of their members who receive medical care through our networks.

We have the largest hospital and physician networks of any health insurer or HMO in our New York State service areas. Our provider networks consist of many of the most well-recognized provider organizations and include more physicians listed on New York Magazine’s June 2002 list of Best Doctors than any other health benefits provider.

We adhere to strict underwriting standards that have been proven effective through our long experience in our principal markets. We continually review and test our underwriting and pricing guidelines on a product-by-product and customer group-by-group basis to ensure that our products remain competitive in terms of both quality of service and price.

We offer a broad range of products and services to our members, including managed care products and traditional indemnity products, positioning us well to respond to shifts in customer needs and the marketplace. Our managed care product offerings include:

•	health maintenance organizations, or HMOs;

•	preferred provider organizations, or PPOs; and

•	exclusive provider organizations, or EPOs.

We offer our products to our customers through a variety of funding arrangements, including insured and self-funded, or administrative services only (ASO). In addition, we have a broad customer base. Among our customers are large groups of more than 500 employees, which include employees of New York State and New York City as well as labor unions; middle-market groups, ranging from 51 to 500 employees; small groups, ranging from two to 50 employees; and individuals. We also serve over one million members who are employees of national accounts, including Fortune 500 companies.

Our dedication to customer service is reflected in our efforts to make meaningful information available to our customers, brokers and providers and to address their inquiries in an efficient and prompt manner. Our telephone inquiry satisfaction rate, which we currently measure on a daily and monthly basis through surveys of members, has improved from approximately 70% during the first quarter of 1996, to approximately 80% during the second quarter of 2002. In addition, we utilize technology to deliver more useful and practical information to our customers and providers. We have introduced member, employer, broker and provider Internet portals. For example, our physicians are now able to submit their claims via the Internet and have these claims adjudicated in real-time. We also pay medical claims promptly, building loyalty with our providers and members.

We have demonstrated our commitment to quality care. We have in place a number of wellness, disease prevention and health education programs, such as case management, pre-certification and hospital discharge services and formulary management. We employ early intervention programs that identify potential issues in physician-recommended treatments, such as adverse drug interactions, skipped preventive screenings or overlooked tests as well as to analyze information to identify and recommend treatment of high-risk members before more significant medical problems occur and expensive treatment is needed. We also participate in initiatives to rate and report on hospital quality in order to eliminate preventable medical errors and improve clinical outcomes.

We have been successful in enhancing and consolidating our information technology and implementing innovative technologies. We have consolidated multiple claims, membership and billing systems into two platforms and intend to further consolidate these two platforms into one. Our success in these initiatives has allowed us to eliminate inconsistencies and operational inefficiencies. For example, our “first-pass rate,” or the rate at which a claim is properly approved for payment after the first time it is processed by our system without requiring human intervention, for physician claims, improved from 71.5% in 1998 to 87.2% in the first six months of 2002 and, for hospital claims, improved from 43.8% in 1998 to 71.8% in the first six months of 2002.

Our management team has used these competitive strengths to deliver an extended period of growth and profitability. Since 1998, we have experienced 15 consecutive quarters of underwriting gain and, in May 2002, S&P raised HealthChoice’s financial strength and counterparty credit rating to “A-.” We intend to build upon these competitive strengths to maintain our leadership position, further improve our ability to deliver quality products and service to our customers and grow our market share. We believe we can achieve these goals by capitalizing on growth opportunities, leveraging the strength of the Blue Cross and Blue Shield brands, continuing to promote the use of medical information to enhance communication between members and healthcare providers, and reducing costs through operational excellence.

Industry Overview

The managed healthcare industry has experienced significant change. The increasing focus on health care costs by employers, the government and consumers has led to the growth of alternatives to traditional indemnity health insurance. HMO, PPO and EPO plans are among the various forms of managed care products that have developed. Through these products and other innovative programs, participants in the health care industry have incentives to provide plan members with high quality and cost efficient care. The cost of health care is contained, in part, by negotiating contracts with hospitals, physicians and other providers to deliver care at favorable rates and adopting programs to ensure that appropriate and cost effective care is provided.

In addition, economic factors and greater consumer awareness have resulted in the increasing popularity of products that offer larger, more extensive networks, more member choice related to coverage and the ability to self-refer within those networks. There is also a growing preference for greater flexibility to assume larger deductibles and co-payments in exchange for lower premiums. At the same time, organizations and individuals are placing an increased focus on the quality of health care and the level of sophistication and customer service in delivering service. Groups and providers are also demanding prompt and accurate payment of claims, including automated claims payment options.

The Blue Cross Blue Shield Association and its member plans have also undergone significant change. Historically, most states had at least one Blue Cross (hospital coverage) and a separate Blue Shield (physician coverage) company. Prior to the mid-1980s, there were more than 125 separate Blue Cross or Blue Shield companies. Many of these organizations have merged, reducing the number of independent licensees to 42 as of June 2002. We expect this trend to continue, with plans merging or affiliating to address capital needs and other competitive pressures. At the same time, the number of people enrolled in Blue Cross Blue Shield plans has been steadily increasing, from 65.6 million in 1995 to 84.7 million at June 30, 2002.

The Blue Cross Blue Shield plans work together in a number of ways that create significant market advantages, especially when competing for very large, multi-state employer groups. For example, all Blue Cross Blue Shield plans participate in the BlueCard program, which effectively creates a national “Blue” network. Each plan is able to take advantage of other Blue Cross Blue Shield plans’ broad provider networks and negotiated provider reimbursement rates where a member covered by a policy in one state lives or travels outside of the state in which the policy under which he or she is covered is written. This makes it possible for individual Blue Cross Blue Shield plans to compete for national accounts business with other non-“Blue” plans with nationwide networks.

The New York Marketplace

New York is the third most populous state in the United States, with a total population of approximately 19.0 million, according to the most recent U.S. census. We believe we can significantly increase our market share through focused market efforts on a cost effective basis, given the high population density in selected markets such as the New York City metropolitan area. The New York marketplace is also comprised of a diverse customer base requiring a broad range of product offerings and we believe our extensive experience, understanding of and history of operating in this unique marketplace combined with our leading marketshare and brand recognition provides us with a distinct competitive advantage.

Our Strategy

Our goal is to be the leading health insurer in the New York marketplace and surrounding areas. During the past several years, we have implemented strategic changes to achieve this goal, including shifting our membership base from purchasers of mainly traditional indemnity products to more innovative managed care products, standardizing our product offerings and consolidating our networks and claims payment systems. These changes have resulted in substantially improved financial performance. We plan to continue to maintain and improve our market position and financial performance by executing the following strategy:

•	Capitalize on Growth Opportunities.

—
Offer a broad spectrum of managed care products in our local markets. We intend to continue to grow our business, particularly in the profitable middle-market group, by maintaining, developing and offering the broad continuum of managed care products that the New York market demands.

Generally, the breadth and flexibility of our benefit plan options are designed to appeal to a variety of employer groups and individuals with differing product and service preferences. We believe that customer needs will continue to change, requiring us to increase the variety of products we offer. These will include closely managed HMO products, a broad PPO network that contains nearly every hospital and offers the broadest physician network in the market and an EPO product that uses the PPO network with no out-of-network benefit. Product variations will include freedom in selecting providers, cost sharing, scope of coverage and degree of medical management. We believe that our broad range of products gives us a market advantage that enables us to be the sole managed care provider to many of our customers.

—
Grow our national accounts business. We view national accounts as an attractive growth opportunity, as this group represents approximately 38% of employed persons in the United States. We believe our position in the New York City metropolitan area, where a significant number of national businesses have offices, provides us with a competitive advantage in our efforts to grow the business. In addition, we intend to continue to grow national accounts business through the promotion of the BlueCard program. We can offer access to a high quality, nationwide provider network needed to attract national account customers with which only a limited number of non-“Blue” plans can compete.

—
Expand geographically. We also intend to pursue expansion opportunities, especially those in or adjacent to our current service areas. We believe that we have developed an expertise in systems migration, network development, marketing, underwriting and cost control that is transferable to attractive markets within and outside New York and which positions us to take advantage of opportunities that may arise as the consolidation of the health insurance industry continues. We expect attractive opportunities to include both “Blue” and non-“Blue” plans with a sufficient number of members to make an acquisition meaningful, a similar organizational culture to ours and operations in the northeastern United States.

•
Leverage the Strength of the Blue Cross and Blue Shield Brands. We believe that our license to use the Blue Cross and Blue Shield names and marks gives us a significant competitive advantage in New York, and we intend to continue to promote the value of these brands to attract additional customers and members.

•
Continue to Promote the Use of Medical Information to Offer Innovative Products and Services to Members and Providers. We intend to be a leader in the use of medical information to facilitate and enhance communications and delivery of service among employers, employees and other health care providers. We believe that our members will increasingly desire and demand ready access to a repository of comprehensive, accurate and secure medical and health related information that can be transmitted by the member to physicians and medical institutions. We have implemented a number of programs that position us well to establish a leadership role in this area, including:

—	our SARA program, which analyzes medical, laboratory, pharmacy and hospital claims data to alert physicians about serious current or potential complications related to the treatment of these patients;

—	our case finding method that allows us to pick those high risk members that may benefit from early intervention through the introduction of appropriate disease management programs;

—
our use of a pilot program created by us in conjunction with four of our key national accounts using what are known as Leapfrog Group standards, to communicate quality information concerning local hospitals to employees of large accounts; and

—
our development of highly functional member and provider e-business portals that are interactive and we believe are the key building blocks for the transmission of member and physician medical information in the future.

•
Reduce Costs through Operational Excellence. We are seeking to achieve operational excellence by improving delivery of service, customer satisfaction and financial results through zero defects, rapid turnaround times and lower operating costs. We have identified three key areas that reduce medical and administrative costs: administrative performance; quality of care and medical management initiatives; and technology enhancements. We are executing a number of initiatives that we believe will enable us to realize benefits in each of these areas. For example, we recently entered into a collaboration with IBM to modernize and replace our legacy systems application which we expect will provide significant cost savings and operational efficiencies.

We execute our operational excellence initiatives using a Continuous Quality Improvement system called Strategic Management Implementation, or SMI. SMI is a multi-divisional system by which we charter and monitor every operational excellence project from an initial analysis and assessment phase to the implementation phase. We believe SMI is effective in delivering the kind of changes that are required to maintain operational excellence and will facilitate our ability to continuously identify optimal targets for improvement in services and administrative efficiency.

History

Associated Hospital Service, or AHS, a predecessor to HealthChoice and a not-for-profit membership corporation which provided a pre-paid hospital insurance plan in New York, was founded in 1934. In June 1974, AHS was consolidated with United Medical Service, Inc., a prepaid physician care plan, to form Blue Cross and Blue Shield of Greater New York. In May 1985, Blue Cross and Blue Shield of Greater New York merged with Blue Cross of Northeastern New York, Inc. to form Empire Blue Cross and Blue Shield. In January 1997, we acquired an accident and health insurer for the purpose of commencing our operations in New Jersey. We formed WellChoice, Inc. in August 2002 as a Delaware corporation to serve as our new parent company following our conversion to a for-profit company. See “The Plan of Conversion.”

Between 1988 and 1995, membership and profitability declined largely due to significant competitive challenges and internal management problems. Since 1995, our current management team has achieved significant improvements to operations and has realized sizable growth in profitable membership and substantial improvements to financial results. Our management team has overseen the shift in our focus from traditional indemnity to more innovative managed care products. This transition required us to develop new products and operating methodologies and construct the infrastructure needed to accommodate this change. For example, we redesigned our customer service model by standardizing our product offerings, designed a single member identification card, revised our customer service and claims payment systems and eliminated unprofitable insurance products. We also have developed a strong and resilient technology infrastructure which has proved to be robust under stress. For example, the terrorist attacks on the World Trade Center on September 11, 2001 destroyed our World Trade Center headquarters and caused the loss of significant portions of our files and records. As a result of the redundancy built into our systems and the exemplary efforts of our employees, we were able to serve our customers effectively during the entire period immediately following the attacks. Within one week of the attacks, all of our key telecommunications and systems technologies were at or near peak performance.

Building on these strengths and initiatives, since 1998, we have achieved 15 consecutive quarters of underwriting gains, averaging $16.6 million per quarter. As of June 30, 2002, we had total assets of $2.5 billion and GAAP surplus of $964.9 million, as compared to total assets of $1.8 billion and GAAP surplus of $334.0 million as of December 31, 1997. In May 2002, S&P raised HealthChoice’s financial strength and counterparty credit rating to “A-,” which represents the third highest of nine S&P rating categories and is within the “strong” category (“A+,” “A” and “A-”). These ratings reflect the level of protection against losses from credit defaults and are based on an analysis of our financial security characteristics with respect to our ability to pay under our insurance policies and contracts in accordance with their terms and the likelihood of counterparty defaults. In addition, this rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by S&P at any time.

The following table illustrates the shift in membership to commercial managed care and our historical improvement in our operating results and GAAP surplus:

	As of December 31,					As of June 30,
	1997	1998	1999	2000	2001	2002
	(membership in thousands, dollars in millions)
Commercial managed care membership	2,189	2,480	2,637	2,944	3,315	3,685
Other insurance products and services membership	1,892	1,639	1,524	1,191	1,068	959
Income from continuing operations before income taxes (for the period ended)	$48.1	$41.0	$129.3	$120.5	$147.6	$139.8
GAAP surplus	$334.0	$379.5	$502.7	$674.7	$829.3	$964.9

Our New York Regional Markets

We operate in 28 counties in New York, including ten counties in the New York City metropolitan area, and 16 counties in New Jersey. In our New York service areas, we provide our products and services through our indirect, wholly owned subsidiaries, Empire and Empire HealthChoice HMO. The following table demonstrates our service areas by region (including in New Jersey), population (based on the 2000 census), membership by residence (as of June 30, 2002) and branding:

Region	Counties	Population	Membership(1)		Branding
		(in thousands)	(in thousands)
New York City Metropolitan area	New York, Bronx, Richmond, Queens, Kings, Nassau, Suffolk, Westchester, Rockland, Putnam	12,068	2,486		Exclusive licenses to use Blue Cross and Blue Shield names and marks
Upstate New York	Dutchess, Orange, Sullivan, Ulster, Columbia, Greene	985	264		Exclusive licenses to use the Blue Cross and Blue Shield names and marks
	Delaware	48	6		Non-exclusive licenses to use the Blue Cross and Blue Shield names and marks
	Albany, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, Washington	950	176		Exclusive license to use only the Blue Cross names and marks
	Clinton, Essex, Fulton, Montgomery	224	37		Non-exclusive license to use only the Blue Cross names and marks
New Jersey	Bergen, Burlington, Camden, Essex, Hudson, Hunterdon, Mercer, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex, Union, Warren	7,124	240	(2)	WellChoice

(1)	Excludes 1.4 million members who reside outside of our service areas but includes the portion of our 1.0 million national account members who reside in any of our New York or New Jersey service areas.
(2)	Includes members who are employed by customers of our New York State operations.

We presently have the highest membership enrollment overall in the New York City metropolitan area representing approximately 20% of the population. We also have the largest PPO and HMO physician and hospital networks in our service areas in New York State. We believe that we have a distinguished reputation with New York members due to our history of serving the New York community for 68 years, our experience operating in the market and our knowledge of the New York region and adjacent geographical areas.

Our New Jersey operations are operated under the WellChoice brand comprised of WellChoice Insurance of New Jersey and Empire HealthChoice HMO d/b/a WellChoice HMO of New Jersey, which engages in managed care business in New Jersey. Our New Jersey operations were launched in 1998 and offer a comprehensive network of providers across Northern and Central New Jersey and has recently expanded its service area to include the Southern New Jersey counties of Burlington, Camden and Ocean.

We also market our Blue Cross Blue Shield products and services to national accounts customers, generally large, multi-state employers. As of June 30, 2002, approximately 22% of our members were covered under national accounts. The national accounts are generally self-funded employers to which we provide our products on an ASO basis with their employees having access to a nationwide network of providers through the BlueCard.

Health Care Benefits, Products and Services

We offer a wide range of health insurance products. Our offerings include managed care products consisting of HMO, PPO and EPO plans and traditional indemnity products. Our principal health products are offered both on an insured and, except with respect to our HMO products, self-funded, or ASO, basis.

The following table illustrates our health benefits membership by product as of June 30, 2002:

	Membership	Percentage
	(in thousands)
Commercial managed care:
Group PPO, HMO, EPO and other(1)(2)	1,903	41.0%
New York City and New York State PPO	1,782	38.4%

Total commercial managed care	3,685	79.4%
Other insurance products and services:
Indemnity	707	15.2%
Individual	252	5.4%

Total other insurance products and services	959	20.6%

Overall total	4,644	100.0%

(1)	Our HMO product includes Medicare+Choice. As of June 30, 2002, we had approximately 57,000 members enrolled in Medicare+Choice.
(2)	“Other” principally consists of our members enrolled in dental only coverage. As of June 30, 2002, we had approximately 68,000 members enrolled in dental only coverage.

Commercial Managed Care Products

Managed care generally refers to a method of integrating the financing and delivery of health care within a system that manages the cost, accessibility and quality of care. Managed care products can be further differentiated by the types of provider networks offered, the ability to use providers outside such networks and the scope of the medical management and quality assurance programs. Our members receive medical care from our networks of providers in exchange for premiums paid by the individuals or their employers and, in some instances, a co-payment by the member. We reimburse the providers according to pre-established fee arrangements and other contractual agreements that encourage use of the most appropriate care.

We currently offer three types of managed care plans: an HMO product, a PPO product and an EPO product.

HMO.    Our HMO plan provides members and their dependent family members with all necessary health care for a fixed monthly premium in addition to applicable member co-payments. Health care services can include emergency care, inpatient hospital and physician care, outpatient medical services and supplemental services, such as dental, behavioral health and prescription drugs. Under our standard HMO product, members must select a primary care physician within the network to provide and assist in managing care, including referrals to specialists. We also offer a Direct Connection HMO product, which offers all the advantages of our standard HMO product, but allows our members to seek care from in-network specialists without a referral. We also provide services to Medicare recipients through our Medicare+Choice product, which covers all Medicare covered services, Medicare deductibles and coinsurance and certain additional services. Members receive all covered medical care through physicians selected from the applicable provider network.

PPO.    Similar to an HMO, a PPO managed care plan provides members and their dependent family members with health care coverage in exchange for a fixed monthly premium. Our PPO provides its members with a larger network of providers than our HMO. These providers represent a broad spectrum of medical specialties and, members do not have to obtain any referrals from primary care providers in order to obtain access to these specialists. A PPO differs from a standard HMO in that members are not required to select a primary care physician or obtain a referral to utilize in-network specialists and also provides coverage for members who access providers outside of the network. Out-of-network benefits are usually subject to a deductible and coinsurance. Our PPO also offers national in-network coverage to its members through the BlueCard program. For our New York State and New York City accounts we provide a hospital only network benefit.

EPO.    Our EPO plan is similar to our PPO managed care plan but does not cover out-of-network care. Members may choose any provider from our EPO network in our New York service area and do not need to select a primary care physician. Outside of our service area in New York State, EPO members may use the BlueCard program to secure in-network benefits nationally. We currently offer an EPO product only to New York State employers and to national accounts on a self-funded basis. For national accounts needing coverage in jurisdictions where the EPO product is prohibited, we offer a variation of this product that requires a 50% coinsurance payment for out-of-network services.

BlueCard

For our members who purchase our PPO, EPO and indemnity products under a Blue Cross Blue Shield plan, we offer the BlueCard program. The BlueCard program offers members in-network benefits through the networks of the other Blue Cross Blue Shield plans in other states and regions. In addition, the BlueCard program offers our members in-network coverage in 200 countries. We believe that the national and international coverage provided by this program allows us to compete effectively with large national insurers, without compromising our focus and concentration in our geographical region. We derive administrative fees from other Blue Cross Blue Shield plans when members receive medical care from providers in our service areas. In 2001, approximately 334,000 members of other Blue Cross Blue Shield plans utilized our provider networks through the BlueCard programs. We also pay other Blue Cross Blue Shield plans administrative fees when our members receive medical care from providers in those other plans’ service areas.

Other Insurance Products and Services

Traditional Hospital Only and Indemnity

We provide indemnity health insurance, which generally reimburses the insured for a portion of actual costs of health care services rendered by physicians, hospitals and other providers. Persons with indemnity insurance are not restricted to receiving professional medical services from a specified provider network. Our indemnity products include hospital-only coverage or comprehensive hospital and medical coverage.

Individual Products

We also offer a number of individual products, including Child Health Plus, Medicare supplemental, Healthy New York (whether purchased by groups or by individuals), Direct Pay Hospital only and the New York

State-mandated, direct pay HMO and HMO/point of service products. Child Health Plus provides a managed care product similar to our HMO products to children under the age of nineteen who are ineligible for Medicaid and not otherwise insured. Our Medicare supplemental insurance policy, also referred to as a Medigap policy, is designed to supplement Medicare by paying hospital, medical and surgical expenses as well as, in some cases, prescription drug for a portion of the fees not covered by Medicare. Direct Pay Hospital only is a low cost policy that covers only inpatient services on an indemnity basis and Healthy New York is a state-mandated HMO product. We also serve as fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program, for which we receive reimbursement of certain costs and expenses at predetermined levels. In addition, we offer dental coverage on a PPO basis and other dental managed care products that are managed by Aware Dental, LLC. See “—Collaborations—Aware Dental.”

Administrative Services Only

In addition to our insured plans, we also offer selected products, including PPO, EPO and traditional benefit designs, on a self-funded, or ASO, basis where we provide claims processing and other administrative services to employers. Employers choosing to purchase our products on an ASO basis fund their own claims but their employees are able to access our provider network at our negotiated discounted rate. We administer the payment of claims to the providers but we do not bear any insurance risk in connection with claims costs because we are reimbursed in full by the employer. The administrative fee charged to self-funded groups is generally based on the size of the group and services provided. Our primary ASO customers are large national accounts and large local groups (over 500 employees).

Marketing and Distribution

Our marketing activities concentrate on promoting our strong brands, quality care, customer service efforts, the size and quality of our provider networks, our financial strength and the breadth of our product offerings. We distribute our products through several different channels, including our salaried and commission-based internal salesforce, independent brokers and telemarketing staff. We also use our Website to market our products.

Branding and Marketing.    Our branding and marketing efforts include “brand advertising,” which focuses on the Blue Cross and Blue Shield names and marks, “acquisition marketing,” which focuses on attracting new customers, and “institutional advertising,” which focuses on our overall corporate image. We believe that the strongest element of our brand identity is the “Cross and Shield.” We seek to leverage what we believe to be the high name recognition and comfort level that many existing and potential customers associate with this brand. Also, the BlueCard program is an important component of our Blue Cross Blue Shield marketing strategy as it enables us to compete for large multi-state employer groups. Acquisition marketing consists of business to business marketing efforts which are used to generate leads for brokers and our sales force as well as direct to consumer marketing which is used to add new customers to our direct pay businesses. Institutional advertising is used to promote key corporate interests and overall company image. We believe these efforts support and further our competitive brand advantage. Our strategy will be to continue utilizing the Blue Cross and Blue Shield brands for all products and services in our service areas in New York and to continue to establish the WellChoice brand outside of New York.

Distribution.    We employ our sales force through our wholly owned subsidiary, EHC Benefits Agency, Inc. As of October 10, 2002, our sales force consisted of 123 people, including approximately six telemarketers. We also utilize the services of approximately 4,200 independent brokers in New York and approximately 1,700 in New Jersey. In addition, we employ 19 general agents to distribute our products in New Jersey, as well as five general agents to distribute our products to middle-market and large groups in New York. Several account representatives and managers are dedicated exclusively to maintaining our relationships with our national accounts and labor union customers. We rely on independent brokers to market our products to small and middle-market groups. Our telemarketing division and our direct sale divisions are primarily responsible for marketing our managed health care plans to small groups. We believe that each of these marketing methods is optimally suited to address the specific health insurance needs of the customer base to which it is assigned.

We compete for qualified brokers and agents to distribute our products. Strong competition exists among health insurance companies and health benefits plans for brokers and agents with demonstrated ability to secure new business and maintain existing accounts. The basis of competition for the services of such brokers and agents are commission structure, support services, reputation and prior relationships, the ability to retain clients and the quality of products. We believe that our brokers gain significant benefits from our broker Internet portal, which enables brokers to obtain quotes for our small group products over the Internet. We believe that we have good relationships with our brokers and agents, and that our products, support services and commission structure are highly competitive in the marketplace.

Customers

The following chart shows our membership by customer group as of June 30, 2002:

	Membership	Percentage
	(in thousands)
Large group	2,907	62.6%
Small group and middle market	406	8.7%
Individuals	309	6.7%
National accounts	1,022	22.0%

Total	4,644	100.0%

We sell products to customers ranging in size from large national institutional accounts to individuals. We continually seek to obtain an optimal and balanced portfolio of business across all of our customer segments.

Large Groups.    This customer base consists of large organizations with operations in our service areas that have more than 500 employees and includes New York State, New York City and local governmental employers and labor unions. Our large corporate accounts purchase our products on both an insured and ASO basis. We sell our products to New York State and New York City in their capacity as employers. As of June 30, 2002, New York State and New York City employees covered under our PPO product represented 21.0% and 17.4%, respectively, of our total membership enrollment and labor unions represented 11.9% of our membership enrollment. The pricing of our PPO products provided to New York State is renegotiated annually. Current rates expire on December 31, 2002. The pricing of our PPO products with New York City expires on December 31, 2002 and is currently under renegotiation based upon a competitive bid process that is open to us and third parties and involves renegotiation with respect to rates.

Middle Market and Small Group.    This customer base consists of mid-sized (51 to 500 employees) and smaller (two to 50 employees) groups and organizations. Our smaller groups have tended to purchase HMO products, while our middle market groups are covered by a mix of our HMO, PPO and EPO products. Our middle and small market groups are our most profitable customer base and we intend to continue to grow our business in these key markets. To build our business in the middle and small markets, we will continue to develop and release new products and services based on portfolio analyses and market research. Among other things, we are developing a point of service, or “POS,” product for this market. POS plans have all the features of an HMO, except that enrollees can also use out-of-network providers in return for deductibles and/or co-insurance.

Individual.    This customer base consists principally of members who utilize our government-related products including Child Health Plus, Medicare supplemental, Medicare+Choice, Healthy New York, Direct Pay Hospital only and several New York State-mandated direct pay HMO and HMO/point of service products.

National Accounts.    National accounts consist of large multi-state employers for whom technology, flexibility, access to the BlueCard program and single-point accountability are important factors. National accounts often engage consultants to work with our in-house sales staff to tailor benefits to their needs.

Substantially all of our national accounts purchase our products on an ASO basis. In order to provide ASO services and access to the BlueCard program to customers that are headquartered outside of our licensed areas, we are required under our Blue Cross and Blue Shield licenses to obtain the consent of the Blue Cross Blue Shield plan licensed in the service area in which the customer is headquartered, a process referred to as “ceding.”

Underwriting and Pricing

Disciplined underwriting and appropriate pricing are core strengths of our business and we believe are an important competitive advantage. We continually review our underwriting and pricing guidelines on a product-by-product basis in order to maintain competitive rates in a manner which is consistent with our long-term commitment to quality care. As a result of our disciplined approach to underwriting and pricing, we have attained consistent profitability in our insured book of business.

Our actuarial department consists of 31 employees, including six individuals who are both Fellows of the Society of Actuaries and members of the American Academy of Actuaries and one individual who is a member of the American Academy of Actuaries. Our underwriting department consists of 52 staff members, including 19 senior underwriters, 17 underwriters and 16 support staff. Included among the senior underwriter group is our Chief Underwriter who is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Our large proprietary claims database enables us to establish rates based on our own experience and provides us with important insights about the risks in our service areas. Since 1997, our disciplined approach to rating has produced historically successful results, particularly as it relates to prospective rating for large groups. We tightly manage the overall rating process and have processes in place to ensure that underwriting decisions are made by properly qualified personnel. In addition, we have developed and implemented a sophisticated process to detect fraudulent groups and employees.

Our rating policies in New York differ by group size product offerings. Our middle-market and large group accounts for EPO, PPO and indemnity products are experience rated. This means that our premium rate for each of these accounts is calculated based upon demographic criteria such as age, gender, industry and region and experience criteria, referring to the actual cost of providing health care to that group during a period of coverage. For middle-market groups, the rates are set prospectively. For large groups with PPO, EPO or traditional benefit designs, we employ prospective and retrospective ratings. Our New York City and New York State accounts are retrospectively rated. In retrospective rating, a premium rate is determined at the beginning of the policy period. Once the policy period has ended, the actual experience is reviewed. If the experience is positive (actual claim costs and other expenses are less than those expected), then a refund may be credited to the policy. If the experience is negative, then under most of our contracts the deficit is recovered from future years’ refunds, but if the customer elects to terminate coverage, deficits cannot be recovered. Other contracts, however, allow us to call in additional premiums to cover a portion or all of the deficit immediately.

Our HMO products sold in New York State, as well as all other insured products purchased by small groups and individuals, are community rated. The premiums for community rated products are set according to our expected costs of providing medical benefits to the community pool as a whole, rather than to any customer or sub-group of customers within the community. We cannot factor in other criteria in rating our premiums for these products, other than Medicare eligibility. We use a variation of community rating in New Jersey for all small group products. All of our community rated products in New Jersey are determined for a community pool according to the age, sex and county of residence of the members.

Both the New York and New Jersey community rated products are set prospectively, meaning that a fixed premium rate is determined at the beginning of the policy period. Unanticipated increases in cost of benefits provided may not be able to be recovered in that current policy year. However, prior experience, in the aggregate, is considered in determining premium rates for future periods.

With respect to our Medicare+Choice plan, we have a contract with CMS to provide HMO Medicare+Choice coverage to Medicare beneficiaries who choose health care coverage through our HMO program in New York City and Nassau, Suffolk, Rockland and Westchester counties in New York State. Under this annual contract, CMS pays us a set rate based on membership that is adjusted for demographic factors. In addition, the Medicare product offered by us in Nassau, Suffolk, Rockland and Westchester counties requires a supplemental premium to be paid by the member.

Quality Initiatives and Medical Management

Our approach to quality initiatives and medical management seeks to ensure that high quality care is provided to our members. For purposes of our quality programs, we segment our membership into four health categories and allocate our resources to facilitate the delivery of quality health care appropriate for each segment. Our quality initiatives and medical management approach seeks to improve member health, to avoid health risks and to lower costs. We use sophisticated healthcare information technologies to identify those members who incur a disproportionate amount of health care costs for treatment and hospitalization. We use this information to work with physicians to develop appropriate intervention programs intended to improve member health and thereby minimize future claims expenditures.

For the year ended December 31, 2001, 8% of our insured commercial managed care customers who had both medical and hospital coverage accounted for 63% of our medical claims expenses for that customer group during that period. We are focusing on controlling these costs by using innovative technology, including sophisticated databases that can identify and monitor specific members who have the potential for high costs of benefits provided. Our programs are built upon nationally recognized guidelines. We use statistical modeling techniques to identify members in high-risk populations. In addition, our SARA initiative serves as an early intervention program that identifies potential issues in physician-recommended treatments. These tools provide identification and monitoring. We then use the information to develop and align treatment programs for individual members.

We use our technology infrastructure to implement our quality of care and medical management initiatives. Our current claims system feeds data into both our process to identify high risk members and our SARA program. The SARA program analyzes medical, laboratory, pharmacy and hospital claims data to identify patients at risk of potentially serious medical conditions and alerts providers of identified risks, such as adverse drug reactions, skipped preventive screenings and overlooked tests. These members are also alerted online in the secure site in their SARA messaging center. The claims data also feeds into our program which analyzes the information to identify high risk members before medical problems occur and expensive treatment is required.

In addition, we have developed and provide a variety of services and programs for the acute, chronic and complex populations as well as online and offline educational materials to help keep members healthy. These include pre-certification and concurrent review and hospital discharge services for acute patients, as well as disease management programs, such as asthma, congestive heart failure and end stage renal disease, for the chronic care population and nurse case managers for complex population members. These programs seek to enhance quality by eliminating inappropriate hospitalizations or services and eliminating possible complications of procedures performed in hospitals.

We have created a pilot program in support of patient safety, in conjunction with IBM, PepsiCo, Inc., Verizon Communications, Inc. and Xerox Corporation (four of our key national accounts). Using what is known as Leapfrog Group standards, this program aims to improve patient safety in hospitals by giving consumers information to make more informed hospital choices. The Leapfrog Group is sponsored by the Business Roundtable, a national association of Fortune 500 companies. The goals of our pilot program are to provide a Web-based tool that allows easy access and review of the Leapfrog patient safety data, on a hospital-by-hospital basis, for our employees and for employees of our key customers participating in the pilot; and to provide financial rewards to hospitals that meet the patient safety standards identified with the help of national patient safety experts by The Leapfrog Group.

We also encourage the prescription of formulary and generic drugs, instead of non-formulary equivalent drugs, through member and physician interactions. In addition, through arrangements with our prescription benefit manager AdvancePCS, we are able to obtain discounts on certain medications through bulk purchasing and rebates.

We have integrated medical policies which we derive from CMS and commercial and industry standard sources into our claims processing systems. This integration substantially enhances the quality and accuracy of our claims adjudication process.

Information Systems and Telecommunications Infrastructure

The development and enhancement of our information technology systems and integrated voice and data capabilities has been, and continues to be, a key component of our strategy of operational excellence. We have spent significant time and resources enhancing the capabilities of our customer service systems. We have consolidated multiple claims systems into two platforms and are in the process of further consolidating these two remaining platforms into one. To this end, we have commenced negotiations with the provider of one of our current billing platforms in order to terminate our agreement with this provider. In addition, we have implemented innovative voice and data technologies that link most of our office locations, allowing us to broadcast and communicate real-time right to our employees’ desktops. These initiatives and innovations have allowed us to:

•	increase our “first pass rate” for physician claims, from 71.5% in 1998 to 87.2% in the first six months of 2002, and, for hospital claims, from 43.8% in 1998 to 71.8% in the first six months of 2002;

•	enable physicians to submit claims via the Internet and to have these claims adjudicated in real-time; and

•	improve the timeliness and ease of financial and other reporting.

We believe that our success in enhancing and consolidating our information systems provides us with a distinct competitive advantage which will allow us to grow our business organically as well as through potential strategic acquisitions. We believe our experience in this area will allow the integration of other information technologies and processes into our own in a timely and efficient manner. In addition, through a joint venture with IBM described under “—Collaborations,” we plan further improvements and upgrades to our information systems, including the development of a new state-of-the-art claims payment system.

Collaborations

In addition to developing technological and managerial capabilities internally, we also collaborate with third parties to develop new systems, technologies and capabilities. These collaborations allow us to leverage the core strengths of third parties to create better quality of service for our customers as well as to increase efficiencies of our internal systems and processes. We are currently involved in a major collaboration which we believe will serve to substantially enhance our technological capabilities and cost efficiencies.

IBM.    Through a technology alliance with IBM, we plan to continue to enhance our information systems and processes as well as to transition our technology systems to new state-of-the-art platforms and technologies. A key component of our agreement with IBM is to acquire or develop new systems, which are built on open architectures. Open architectures employ a common set of business rules, programming codes and processes which are developed using the same standards so that new functionality can be quickly and efficiently built or integrated.

The IBM agreement became effective in June 2002 and is for a term of ten years. Under the agreement, IBM is responsible for operating our data center, applications development and technical help desk. In connection with these services, IBM has agreed to sublease our data center facility in Staten Island, New York. Under the agreement, a significant portion of our information systems staff will become employees of IBM and will work on our project. We have, however, retained approximately 150 information systems personnel who will continue to be responsible for and who will oversee the further enhancement of the systems which they were responsible for prior to the IBM agreement. In order to maintain the continuity, consistency and quality of our operations after these operations have transitioned to IBM, the agreement includes mutually developed performance, quality and pricing benchmarks which must be maintained by IBM. We also have the flexibility to adjust our requirements to respond to dynamic shifts in the industry, such as:

•	reductions in membership for a particular product;

•	customary advances in technology or improvements in the methods of delivering services which modify, reduce or eliminate our need for a particular service from IBM; or

•	a substantial increase or reduction in our actual usage of a resource provided under the agreement.

In addition, pursuant to the IBM agreement, we will work jointly with IBM to modernize our systems applications. Some of the systems application software development will be done overseas from IBM’s offices in Bangalore, India or, in the event this facility becomes unavailable during the life of the agreement, services will be provided from a replacement facility. These applications include technological enhancements based on the ongoing requirements of our business and solutions developed based upon our specifications.

The systems applications will be centered around a new state-of-the-art-claims payment system being developed by deNovis, in coordination with IBM, which will be licensed to us when it is completed. deNovis is a privately held startup claims payment systems developer that has already developed a significant part of the system on behalf of another client. The system is expected to be ready in 2004, in accordance with its specifications. We will own the software developed by IBM under the agreement, other than the claims payment system.

As part of the transaction, we also sold to IBM a perpetual exclusive license to use certain software that we developed, which will become part of the claims system. For the term of the IBM outsourcing contract (including any extensions), we are entitled to receive 2% of IBM’s gross revenues from its licensing to third parties the claims payment system it develops with deNovis. In addition, we received compensation in the form of warrants from deNovis to purchase two million shares of deNovis Series B Preferred Stock which are exercisable for up to four years from the time we have paid in full for the claims payment system. Subject to the purchase by IBM of deNovis common stock, we were also assigned IBM’s contractual rights to warrants to purchase an additional 4,094,984 shares of deNovis Series B Preferred Stock, which are exercisable through July 31, 2006. The value of the warrants, in the aggregate, determined using the Black-Scholes model, was approximately $2.8 million at June 30, 2002.

Subject to the successful completion and delivery of the claims payment system, we will pay a one-time development and license fee of $50.0 million for the license granted by IBM. Under the agreement with IBM, we are scheduled to pay $25.0 million of this fee in installments during 2004. The remaining $25.0 million will be paid on July 16, 2005, subject to IBM meeting performance benchmarks. Following the payment of the final $25.0 million, starting in 2006 we will pay IBM an annual fee of $10.0 million for maintenance and support services.

In connection with IBM’s modernization of our other systems, we will purchase up to $65.0 million in integration and modernization services from IBM over the next four years with a target purchase rate of $7.3 million, $28.3 million, $19.0 million, $7.2 million and $3.2 million during 2002, 2003, 2004, 2005 and 2006, respectively. We may defer the purchase of services beyond the target date, provided that, to the extent we delay purchases more than one year beyond the target year, we will pay a premium to IBM of 10% per annum of the contract price. Notwithstanding these contractual minimums, the amount that we actually spend for these integration and modernization services could be significantly greater. Through June 30, 2002, we had accrued $5.3 million of expenses under these agreements.

The agreement contains standard indemnification clauses which reduce the risk associated with a variety of claims and actions, including certain failures of IBM to perform under the agreement. We have the right to terminate certain services if IBM fails to meet our quality and performance benchmarks and we may terminate our relationship with IBM in its entirety upon the occurrence of material breaches under the agreement, IBM’s entrance into the health insurance business, changes of control and certain other events which are damaging to us. We can terminate the agreement without cause after June 1, 2004, or at any time within twelve months following a change of control of WellChoice by paying a termination fee to IBM. The termination fee includes a lump sum payment which will decrease over the life of the agreement. For any WellChoice termination without cause, the lump sum decreases from $25.0 million beginning in June 2004 to $0.9 million in January 2012. We have the right to pay only a portion of this lump sum payment if we choose to terminate only certain discrete portions of IBM’s services rather than the entire agreement. Any termination following a change of control of WellChoice requires a similar one time payment which decreases over the life of the agreement and which is approximately 80% of the payment described in the previous sentence, although we do not have the similar right to terminate only portions of IBM’s services, as allowed with a termination without cause. The termination fee additionally includes, above the required one time payment, reimbursement of certain of IBM’s costs, subject to reduction to the extent we purchase equipment, assume licenses and leases and hire employees used by IBM to provide the services. We also have the right to terminate the agreement for no cost within six months following a change of control of IBM.

Aware Dental.    We have outsourced the management of our dental products to Aware Dental Services, LLC of Minnesota. Aware Dental Services, a joint venture between De Care International and Blue Cross and Blue Shield of Minnesota, provides dental development, management and administrative services in connection with dentist networks. Under this arrangement, Aware is responsible for customer service, underwriting and pricing, provider contracting, claims processing and utilization management. We retain responsibility for the membership and billing as well as the marketing and sales of our products and we share joint responsibility with respect to information technology, product development and design and regulatory filings.

Provider Arrangements

Our relationships with health care providers, physicians, hospitals, other facilities and ancillary health care providers are guided by state and national standards established by applicable regulatory authorities for network development, reimbursement and contract methodologies. In contrast to some health benefits companies, it is generally our philosophy not to delegate full financial responsibility to our providers in the form of capitation-based reimbursement. For certain ancillary services, such as behavioral health services, we generally enter into capitation arrangements with entities that offer broad based services through their own contracts with providers. We attempt to provide market-based reimbursement along industry standards. We seek to ensure that providers in our networks are paid in a timely manner. We seek to maintain broad provider networks to ensure member choice while implementing effective management programs designed to improve the quality of care received by our members.

To build our provider networks, we compete with other health benefits plans for contracts with hospitals, physicians and other providers. We believe that physicians and other providers primarily consider member volume, reimbursement rates, timeliness of reimbursement and administrative service capabilities along with the “non-hassle” factor or reduction of non-value added administrative tasks when deciding whether to contract with a health benefits plan. As a result of our established position in the New York market and our association with the Blue Cross Blue Shield Association, we have achieved strong leverage with hospital and provider networks and a strong competitive position in terms of hospital count, number of providers and number of in-network specialists.

Hospitals.    We generally contract for hospital services to be paid on a per diem basis or, for some services and in some areas, on a case rate basis. We have multi-year reimbursement arrangements with over 45% of the hospitals in our networks subject to early termination pursuant to notice periods generally ranging from 90 to 180 days. The remainder of our network hospitals have the right to renegotiate rates annually. It is our goal to enter into multi-year reimbursement arrangements with all network hospitals. The hospital industry in New York is well organized, with a significant amount of bargaining power. A large physician network is a competitive strength in competing with other health insurers for contracts with hospitals. We believe that the size of our physician network and our strong relationship with physicians in our market coupled with our extensive operating history in our service areas, is sufficient to preserve a competitive advantage. Our responsive reimbursement methodology, revised cost and utilization management review process and our open channels of communication are key components of our relationship and credibility with hospitals.

Physicians.    Fee-for-service is our predominant reimbursement methodology for physicians. Our physician rate schedules applicable to services provided by in-network physicians are pegged to a resource-based relative value system fee schedule and then adjusted for competitive rates in the market. This structure is similar to reimbursement methodologies developed and used by the federal Medicare system and other major payers.

With respect to Blue Cross and Blue Shield branded products, in our New York service areas and counties that are contiguous to these areas, services are provided to our members through our network providers with whom we contract directly. Members seeking medical treatment outside of these areas are served by providers in these areas through the BlueCard program. With respect to our New Jersey operations, we contract directly with physicians in New Jersey. For physician services for WellChoice members outside of our service area, we provide coverage through a third party national provider network.

Subcontracting.    We subcontract our behavioral healthcare and pharmacy services through contracts with third parties. Our behavioral health care is provided through Magellan Behavioral Health, Inc. which arranges through care managers and a network of behavioral health care providers for a continuum of behavioral health services focusing on access to appropriate providers and settings for behavioral health care. Our contract with Magellan is multi-year and capitation based. In addition, we have a five-year agreement with AdvancePCS expiring December 31, 2005, pursuant to which AdvancePCS provides pharmacy benefit management services to our members. These services include member services, retail pharmacy network contracting and management, claims processing, payment of claims to participating pharmacies and drug rebate negotiations with manufacturers. We retain primary responsibility for formulary management and compliance, utilization management and pharmacy clinical policies and programs.

In addition, a number of other ancillary service providers, including laboratory service providers, home health agency providers and intermediate and long-term care providers, are contracted with to provide access to a wide range of services. These providers are normally paid on either a fee schedule, fixed-per-day or per case basis.

Competition

The health insurance industry is highly competitive, both nationally and in New York and New Jersey. Competition has intensified in recent years due to more aggressive marketing and pricing, a proliferation of new products and increased quality awareness and price sensitivity among customers.

Industry participants compete for customers based on the ability to provide a total value proposition which we believe includes quality of service and flexibility of benefit designs, access to and quality of provider networks, brand recognition and reputation, price and financial stability.

We believe that our competitive strengths, including the size and quality of our provider network, the broad range of our product offerings and our Blue Cross Blue Shield license position us well to satisfy these competitive requirements.

Competitors in our markets include national health benefits companies and local and regional for-profit and not-for-profit health insurance or managed care plans. Our markets for managed care products are generally more competitive than our markets for other products, including indemnity products. We had approximately 2.5 million members who reside in the New York City metropolitan area and are enrolled in our plans as of June 30, 2002, representing more than 20% of the population. Our largest competitors in the New York City metropolitan area include national health benefits companies, such as UnitedHealthcare and Aetna, and regional local health insurers, such as Oxford Health Plans, Health Insurance Plan of Greater New York and Group Health Incorporated. We compete in upstate New York with other “Blue” plans, including HealthNow New York Inc., as well as other non-“Blue” plans, such as Capital District Physicians Health Plan and MVP Health Plan. Our major competitors for national accounts customers include other “Blue” plans as well as UnitedHealthcare, Cigna and Aetna. In New Jersey, we compete with several national health benefits companies and Horizon Blue Cross Blue Shield.

Blue Cross Blue Shield License

We have the exclusive right to use the Blue Cross and Blue Shield names and marks for all of our health benefits products in all ten counties in the New York City metropolitan area and in six counties in upstate New York and a non-exclusive right to use those names and marks in one upstate New York county. In addition, we have an exclusive right to use only the Blue Cross names and marks in seven counties in our upstate New York service area and a non-exclusive right to use only the Blue Cross names and marks in an additional four counties in upstate New York. We refer to these 28 counties in New York as our Blue Cross Blue Shield licensed territory. We do not have any rights to use the Blue Cross and/or Blue Shield names and marks in New Jersey or elsewhere. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. The license agreements, which have a perpetual term (but which are subject to termination under circumstances described below), contain reserve requirements, discussed below under “Regulation and Legal Proceedings—Capital and Reserve Requirements,” and other requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks.

Upon the occurrence of any event causing termination of the license agreements, we would cease to have the right to use the Blue Cross and Blue Shield names and marks in the Blue Cross Blue Shield licensed territory. We also would no longer have access to the Blue Cross Blue Shield Association networks of providers and BlueCard program and could be required to pay financial penalties. We would expect to lose a significant portion of our membership if we lose these licenses. Loss of these licenses could significantly harm our ability to compete in our markets and could require payment of significant monetary penalties to the Blue Cross Blue Shield Association. Furthermore, the Blue Cross Blue Shield Association would be free to issue a license to use the Blue Cross and Blue Shield names and marks in the counties in New York in which we had previously used the Blue Cross and/or Blue Shield name and mark to another entity, which would have a material adverse affect on our business, financial condition and results of operations.

Events which could result in termination of our license agreements include:

•	failure to maintain our total adjusted capital at 200% of authorized control level risk based capital, as defined by the NAIC risk based capital model act;

•	failure to maintain liquidity of greater than one month of underwritten claims and administrative expenses, as defined by the Blue Cross Blue Shield Association, for two consecutive quarters;

•	failure to satisfy state-mandated statutory net worth requirements;

•	impending financial insolvency; and

•	a change of control not otherwise approved by the Blue Cross Blue Shield Association or a violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock.

•	impending financial insolvency; and

•	a change of control not otherwise approved by the Blue Cross Blue Shield Association or a violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock.

The Blue Cross Blue Shield Association license agreements and membership standards specifically permit a licensee to operate as a for-profit, publicly traded stock company, subject to governance and ownership requirements.

Pursuant to the rules and license standards of the Blue Cross Blue Shield Association, we guarantee our and our subsidiaries’ contractual and financial obligations to respective customers. In addition, pursuant to the rules and license standards of the Blue Cross Blue Shield Association, we have agreed to indemnify the Blue Cross Blue Shield Association against any claims asserted against it resulting from our contractual and financial obligations.

Each license requires an annual fee to be paid to the Blue Cross Blue Shield Association. The fee is determined based on premiums earned from products using the Blue Cross and Blue Shield names and marks and from a per-contract charge for self-funded membership. During 1999, 2000, 2001 and the six months ended June 30, 2002, we paid fees to the Blue Cross Blue Shield Association in the amount of $2.0 million, $3.5 million, $3.4 million and $1.6 million, respectively. Blue Cross Blue Shield Association is a national trade association of Blue Cross Blue Shield licensees, the primary function of which is to promote and preserve the integrity of the Blue Cross Blue Shield names and marks, as well as to provide certain coordination among the member plans. Each Blue Cross Blue Shield licensee is an independent legal organization and is not responsible for obligations of other Blue Cross Blue Shield Association member organizations. Subject to the “ceding” rules discussed below, we have no right to market products and services using the Blue Cross Blue Shield names and marks outside our Blue Cross Blue Shield licensed territory.

Ceding.    The rules and license standards of the Blue Cross Blue Shield Association set forth procedures with respect to the provision of insurance or administrative services to national accounts with employees located in numerous jurisdictions. With respect to insured products, a Blue Cross Blue Shield licensee may sell its products to national accounts covering members located outside of its licensed area, provided that the account has some operations in the insurer’s licensed area and, if the account is headquartered in another Blue Cross Blue Shield insurer’s licensed area, the other Blue Cross Blue Shield insurer must first “cede” the right to sell the insured product to the selling Blue Cross Blue Shield insurer. The duration of the ceding arrangement is determined by the two plans. With respect to products purchased on an ASO basis, Blue Cross Blue Shield licensees may offer this service to accounts outside of their licensed areas regardless of whether the customer has a presence in the licensed area, provided that the other Blue Cross Blue Shield licensee holding the Blue Cross Blue Shield license in the area in which the customer is headquartered cedes its right to the selling Blue Cross Blue Shield licensee. Membership attributable to all national accounts currently ceded by other plans to us represents approximately 41.8% (427,000 members) of our total national account membership, or approximately 9.2% of overall membership. Most of our ceding arrangements have a three-year term and are subject to renewal.

BlueCard.    Under the rules and license standards of the Blue Cross Blue Shield Association, other Blue Cross Blue Shield Association plans must provide health care to members of the BlueCard program in a manner and scope as consistent as possible to what such member would be entitled to in his or her home region. The Blue Cross Blue Shield Association requires us to pay administrative fees to any host Blue Cross Blue Shield Association member plan that provides these claims and other services to our members who receive care in their service area. Similarly, we are paid administrative fees for providing claims and other services to members of other Blue Cross Blue Shield plans who receive care in our service area. We believe that the significant number of teaching hospitals and nationally acclaimed specialty medical institutions and physician groups located in our Blue Cross Blue Shield licensed territory provides us with an advantage as a significant number of members of other Blue Cross Blue Shield plans come to our service area seeking care.

Claim Reserves

Medical benefits for claims occurring during any accounting period are paid upon receipt of claim and adjudication. We are required to estimate the ultimate amount of claims which have not been reported, or which have been received but not yet adjudicated, during any accounting period. These estimates, referred to as claim reserves, are recorded as liabilities on our balance sheet.

We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes the professional guidelines and standards for actuaries to follow. A degree of judgment is involved in estimating reserves. We make assumptions regarding the propriety of using existing claims data as the basis for projecting future payments. Factors we consider include medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. Differences between actual experience and the assumptions made in establishing the claim reserves may lead to actual costs of benefits provided to be greater or less than the estimated costs of benefits provided. The change in the claim reserve estimate during the accounting period is reported as a change in medical expense.

Investments

Our investment objective is to protect our asset base and to achieve rates of return consistent with our risk parameters, mix of products, liabilities and surplus. Our portfolio is structured to provide sufficient liquidity to meet general operating needs, special needs arising from changes in our financial position and changes in financial markets. Throughout our history we have maintained a conservative investment strategy. As of June 30, 2002, fixed maturity securities accounted for 97.2% of total marketable investments. Our fixed maturity portfolio consists exclusively of U.S. dollar-denominated assets invested primarily in U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities. As of June 30, 2002, the average quality credit rating of our fixed maturity portfolio was “AA.” Our investment policy prohibits investments in derivatives.

Our portfolio is exposed to three primary sources of risk: credit quality risk, interest rate risk and equity risk. Credit quality risk is defined as the risk of a credit downgrade to an individual fixed maturity security and the potential loss attributable to that downgrade. We manage this risk through our investment policy, which establishes credit quality limitations on the overall portfolio as well as dollar limits of our investment in securities of individual issuers. Interest rate risk is defined as the potential for economic losses on fixed-rate securities, due to an adverse change in market interest rates. We manage interest rate risk by maintaining our portfolio for a duration commensurate with our insurance liabilities and reserves for policyholders’ protection.

Equity risk is defined as the potential for economic losses due to an adverse change in equity prices. Equity risk is applicable only to that portion of our investment portfolio consisting of marketable equity securities which at June 30, 2002 accounted for only 2.9% of our total marketable portfolio and 2.8% of our total portfolio. With the exception of our investment in WebMD common stock and non-redeemable preferred stock, we seek to manage equity risks by investing in ML S&P 500 Index LLC, which is an index mutual fund that replicates the risk and performance of the S&P 500 resulting in a diversified and liquid portfolio that replicates the risk and performance of the broad U.S. stock market. Our investment in non-redeemable preferred stock is managed in conjunction with our fixed maturity portfolio.

Employees

At October 10, 2002, we employed approximately 6,000 employees located in New York City, Albany, Middletown, Yorktown Heights, Melville, Syracuse and Bohemia, New York, as well as Harrisburg, Pennsylvania, and several other smaller locations. Twenty-one employees in our internal sales division are subject to a collective bargaining agreement with the Office and Professional Employees International Union. No other employees are subject to collective bargaining agreements. Overall, we believe that our relations with our employees are good, and we have not experienced any work stoppages.

Properties

We lease approximately 162,000 square feet of office space at 11 West 42nd Street in New York City, where our corporate headquarters are located. This lease expires in December 2015, although the lease for approximately one-third of this space terminates in September 2003 and March 2004. We lease approximately 285,000 additional square feet throughout New York City for our operations, information technology, administration and sales and marketing staff, including our 73,000 square feet data center which IBM has agreed to sublease pursuant to our outsourcing and modernization arrangements with them. The expiration of these leases range from June 2003 to June 2009. We also lease approximately one million square feet throughout New York State and New Jersey where we house, among others, our customer service, operations, administration, sales and Medicare administration staff. The leases for these facilities expire between April 2003 and February 2012. We have entered into a lease agreement to rent 395,200 square feet at Nine Metrotech Center in Brooklyn, New York beginning in 2003. This space will replace our existing leases expiring during 2003 referred to above.

The average annual rental obligations for these facilities for the next five years is approximately $31.5 million. We believe that these facilities will be sufficient to meet our needs for the foreseeable future.

REGULATION AND LEGAL PROCEEDINGS

The business operations of our subsidiary health insurance companies and health maintenance organizations are subject to comprehensive and detailed state regulation in New York and New Jersey, as well as federal regulation. Supervisory agencies, including state health and insurance departments and, in some instances, the state attorney general, have broad authority to:

•	grant, suspend and revoke licenses to transact business;

•	regulate many aspects of the products and services we offer;

•	assess fines, penalties and/or sanctions;

•	monitor our solvency and adequacy of our financial reserves; and

•
regulate our investment activities on the basis of quality, diversification and other quantitative criteria, within the parameters of a list of permitted investments set forth in applicable insurance laws and regulations.

Our operations and accounts are subject to examination at regular intervals by these agencies. In addition, the federal and state governments continue to consider and enact many legislative and regulatory proposals that have impacted, or would materially impact, various aspects of the health care system. Many of these changes are described below. While certain of these measures could adversely affect us, at this time we cannot predict the extent of this impact.

The federal government and the governments of the states in which we conduct our health care operations have adopted laws and regulations that govern our business activities in various ways. These laws and regulations may restrict how we conduct our business and may result in additional burdens and costs to us. Areas of governmental regulation include:

        •    licensure;

        •    policy forms, including plan design and
             disclosures;

        •    premium rates and rating methodologies;

        •    underwriting rules and procedures;

        •    benefit mandates;

        •    eligibility requirements;

        •    geographic service areas;

        •    market conduct;

        •    utilization review;

        •    payment of claims, including timeliness and
             accuracy of payment;

        •    special rules in contracts to administer
             government programs;

        •    transactions with affiliated entities;

        •    limitations on the ability to pay dividends;

        •    transactions resulting in a change of  control;

        •    member rights and responsibilities;

        •    sales and marketing activities;

        •    quality assurance procedures;

        •    privacy of medical and other information and
             permitted disclosures;

        •    rates of payment to providers of care;

        •    surcharges on payments to providers;

        •    provider contract forms;

        •    delegation of financial risk and other              financial arrangements in rates paid to
             providers of care;

        •    agent licensing;

        •    financial condition (including reserves);

        •    corporate governance; and

        •    permissible investments.

These laws and regulations are subject to amendments and changing interpretations in each jurisdiction. Failure to comply with existing or future laws and regulations could materially and adversely affect our operations, financial condition and prospects.

State Regulation

Generally.    In accordance with the plan of conversion, immediately prior to the effectiveness of this offering, HealthChoice will have converted from a not-for-profit health services corporation licensed under Article 43 of the New York Insurance Law into a for-profit accident and health insurance company licensed under Article 42 of the New York Insurance Law pursuant to the approval of the New York State Department of Insurance, or the Department of Insurance. Immediately subsequent thereto, Empire HealthChoice Assurance, an existing for-profit accident and health insurance subsidiary of HealthChoice will have merged with HealthChoice, with HealthChoice surviving as “Empire HealthChoice Assurance, Inc.” New York state laws and regulations contain requirements relating specifically to, among other things, Empire’s financial condition, financial reserve requirements, premium rates, contract forms, utilization review procedures and rights to internal and external appeals, and the periodic filing of reports with the Department of Insurance. Empire is also subject to periodic examination by the Department of Insurance. WellChoice Insurance of New Jersey is an accident and health insurance company licensed in New Jersey by the New Jersey Department of Banking and Insurance to operate in its 16-county service area, and is subject to similar regulation and oversight under New Jersey insurance law.

Empire HealthChoice HMO has a certificate of authority issued by the Department of Health to operate as an HMO in its 28-county service area in New York State. Applicable state statutes and regulations require Empire HealthChoice HMO to file periodic reports with the Department of Health and the Department of Insurance and contain requirements relating to, among others, operations, premium rates and covered benefits, financial condition and marketing practices. These state agencies, together or individually, also exercise oversight regarding our provider networks, medical care delivery and quality assurance programs and reporting requirements, the contract forms, including risk-sharing contracts, claims payment standards, compliance with benefit mandates, utilization review standards, including internal and external appeals, and financial condition. Empire HealthChoice HMO is also subject to periodic financial and market conduct examinations by the Department of Insurance and the Department of Health. In New Jersey, Empire HealthChoice HMO (operating as WellChoice HMO) is licensed as an HMO in its 16-county service area, and is subject to similar oversight by the New Jersey Department of Banking and Insurance and Department of Health and Senior Services.

Underwriting and Rating Limitations.    Health insurers in New York, and health insurers and HMOs in New Jersey, are required to offer coverage on a community rated, open enrollment basis to all small groups seeking coverage and may not utilize medical underwriting. HMOs in New York are also required to offer coverage on a community rated, open enrollment basis to essentially all groups seeking coverage and may not utilize medical underwriting. None of these may decline to accept individuals within a group based on health-related factors. All HMOs operating in New York are required to make coverage available to individuals on a non-group basis, without underwriting and on a community rated basis, through two standard policies with broad, comprehensive coverage. In addition, all HMOs are required to offer a standard product called Healthy New York to individuals and certain qualifying small groups. These requirements apply exclusively to HMOs, and not to accident and health insurers. Insurers and HMOs in New Jersey may opt to community rate small group business by class, so that rates may vary based on certain demographic factors, such as age and sex as well as location. In New Jersey, we have secured an exemption from offering direct pay coverage by paying an assessment to the State, but we do issue the standardized small group products required under New Jersey law.

New York insurers may experience-rate insurance coverage for large groups (over 50 employees) and may apply medical underwriting rules to large groups, but the rates applicable to each member of the group cannot vary based on the individual’s medical condition. In New York, Empire HealthChoice HMO must offer almost all coverage on a community rated basis, although we may distinguish between large groups, small groups and individuals for purposes of establishing rates. Experience rating is permitted for certain large group HMO products that include a point-of-service feature providing coverage out of the network. New Jersey insurers and HMOs may experience-rate insurance and HMO coverage for large groups.

Insurers and HMOs cannot terminate coverage of an employer group based on the medical conditions existing within that group. In fact, they can cancel business for groups or individuals for only a limited number of reasons, such as fraud and default in payment of premium. Insurers and HMOs cannot exclude coverage for a pre-existing condition of a new employee of an existing employer group if that employee had previously satisfied a pre-existing condition waiting period with the prior insurer and if that person maintained continuous coverage. These mirror the federal requirements established by HIPAA.

Initial rates and rating formulae for all new products in New York require the prior approval of the Department of Insurance. Initial rates for all small group and individual products in New Jersey require the prior approval of the New Jersey Department of Banking and Insurance. In New Jersey, large group rates and rating methodologies are not filed with the New Jersey Department of Banking and Insurance. Instead, a differential test is filed on a triennial basis, which shows that the value of the in-network and out-of-network benefits (including copayments and deductibles) cannot differ by more than 30% or, under certain circumstances, 40%.

Rate increases on experience rated products in either state do not require prior approval, but in New York, must be consistent with the formula filed with the Department of Insurance. Rate increases on community rated products in New York generally can be implemented on a file and use basis which does not require the prior approval of the Department of Insurance. With respect to rate changes for community rated products, the New Jersey Department of Banking and Insurance has 60 days from the date of receipt of a rate filing to disapprove the filing. Unless the filing is disapproved, the insurer or HMO may use the form on the effective date specified within the filing.

As part of the plan of conversion, we agreed to several restrictions on premium rate increases relating to three categories of our individual members. A discussion of these restrictions is described under “The Plan of Conversion—The Legislation and the Plan.”

New York State Hospital Reimbursement.    New York hospital rates are governed by the Health Care Reform Act, which was adopted in 1997. The Health Care Reform Act eliminated New York’s former state rate-setting system and allows hospitals and health insurance companies to negotiate reimbursement rates. The Act also provides certain funding streams for public goods, including graduate medical expenses and charity care. Graduate medical education expenses are subsidized through a monthly per covered life assessment on insurers, HMOs and self-insured plans. Compensation for bad debts and charity care and certain other programs are funded by an 8.18% surcharge on hospital services. We pay the surcharge directly to a State-run pool. It is possible that the legislature could enact changes to the current methods for funding these initiatives.

Other Legislation.    During the past four years, New Jersey and New York have enacted significant additional legislation relating to managed care plans. These recent legislative acts have contained provisions relating to, among other things, consumer disclosure, utilization review, removal of providers from the network, appeals processes for both providers and members, mandatory benefits and products, state funding pools, and provider contract requirements. New York and New Jersey also passed legislation governing the prompt payment of claims that require, among other things, that health plans pay claims within certain prescribed time periods or pay interest and fines. We have not incurred significant fines for prompt pay violations since those laws became effective.

Other recently adopted state laws which govern our business and significantly affect our operations include, among others:

•
New York’s External Review Law, effective July 1, 1999, established an insured member’s right to obtain an external review of determinations made by HMOs and insurers when coverage of a service care has been denied on grounds that the service is not medically necessary or is experimental or investigational in nature. In addition, New Jersey law provides members with an external review of medical necessity determinations.

•
A new law in New Jersey that allows members to sue their health insurance plan for injuries caused by negligence, including delay, in making coverage decisions. Such litigation could be costly to us and could have a significant effect on our results of operations.

•
Legislation in New Jersey giving the State Attorney General the authority to regulate the process by which physicians may jointly negotiate with health plans over fees and other contractual provisions which was passed into law in January 2002 and will expire in April 2008. The effectiveness of the law is subject to the issuance of regulations by the Attorney General. Physicians who want to jointly negotiate fees may do so only with a plan that has “substantial market power” and only if the State Attorney General approves the providers’ written request to do so. We cannot predict the ultimate impact this law will have on our business and results of operations in future periods.

Foreign Laws and Regulations.    We may be subject to the laws of states other than those in which we are licensed with respect to persons we cover who reside in those states. We may also be subject to scrutiny from regulatory agencies in those states. We do not believe the costs related to compliance with such laws will have an adverse impact on our business, financial condition and results of operations.

Insurance and HMO Holding Company Laws

WellChoice is regulated as an insurance holding company system and is subject to the insurance holding company laws and regulations of New York and New Jersey as well as similar provisions included in the Department of Health regulations. These laws and regulations generally require that insurers or HMOs within an insurance holding company system register with the insurance or health department of each state where they are licensed to do business and to file with those states reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies, or HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. These laws and regulations also require prior regulatory approval by domestic regulators or prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, HMOs, their parent holding companies or affiliates.

Additionally, the holding company laws and regulations of New York and New Jersey and the Department of Health regulations in New York restrict the ability of any person to acquire control of an insurance company or HMO without prior regulatory approval. Applicable New York statutes and regulations require the prior approval of the Commissioner for any acquisition of control of Empire HealthChoice HMO, Empire or WellChoice, and the prior approval of the Superintendent for any acquisition of control of Empire or WellChoice. Similarly, New Jersey law requires the prior approval of the Commissioner of Banking and Insurance for any acquisition of control of WellChoice, Empire or WellChoice Insurance of New Jersey. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company that controls a domestic insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” a domestic insurance company or HMO. “Control” is generally defined by state insurance laws as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Dividend Restrictions

The amount of dividends paid by insurance companies and HMOs are limited by applicable state law and regulations in both New York and New Jersey. Any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income will be subject to approval by the Department of Insurance. Dividends must also be paid out of earned surplus. The New Jersey dividend restriction differs slightly from New York’s in that any proposed dividend to Empire from WellChoice Insurance of New Jersey, which, together with other dividends paid within the preceding twelve month period, exceeds the greater of 10% of its surplus to policyholders or net income not including realized capital gains will be subject to approval by the Department of Banking and Insurance. Dividends from both Empire and WellChoice Insurance of New Jersey must be paid from earned surplus. Dividends from Empire HealthChoice HMO to Empire in excess of 10% of the admitted assets of Empire HealthChoice HMO will be subject to review and approval by the New York Department of Insurance, the Department of Health and the New Jersey Department of Banking and Insurance.

Capital and Reserve Requirements

Empire is subject to capital and surplus requirements under the New York insurance laws, and the capital and surplus licensure requirement established by the Blue Cross Blue Shield Association. Each of these standards is based on the NAIC’s RBC Model Act. These capital and surplus requirements are intended to assess the capital adequacy of life and accident and health insurers, taking into account the risk characteristics of an insurer’s investments and products. The RBC Model Act set forth the formula for calculating the risk-based capital requirements, which are designed to take into account risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company’s business. In general, under these laws, an insurance company must submit a report of its risk-based capital level to the insurance commissioner of its state of domicile as of the end of the previous calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as an insurance company’s risk-based capital declines. The level of regulatory oversight ranges from requiring the insurance company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its risk-based capital to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control, in a rehabilitation or liquidation proceeding. The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of the company’s total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and dividend liability) to its risk-based capital. The “company action level” is triggered if a company’s total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the company action level, a company must submit a comprehensive plan to the regulatory authority which discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. The trend test calculates the greater of any decrease in the margin (i.e., the amount in dollars by which a company’s adjusted capital exceeds it risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year. If a similar decrease in margin in the coming year would result in a risk-based capital ratio of less than 190%, then company action level regulatory action will occur.

The “regulatory action level” is triggered if a company’s total adjusted capital is less than 150% but greater than or equal to 100% of its risk-based capital. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The “authorized control level” is triggered if a company’s total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control. The “mandatory control level” is triggered if a company’s total adjusted capital is less than 70% of its risk-based capital, at which level the regulatory authority must place the company under its control. Empire currently exceeds the New York minimum risk-based capital level and meets the Blue Cross Blue Shield Association risk-based capital level licensure requirement.

Financial reserves requirements for Empire HealthChoice HMO are regulated under the Department of Health’s HMO regulations. The regulations require that Empire HealthChoice HMO currently maintain reserves of five percent of its annual premium income. The Department of Health is currently redrafting its regulations and proposes to increase the required reserves gradually over the next six years to instead be twelve and one half percent of annual premium income. In addition, there are minimum net worth standards established under New Jersey laws and regulations. Empire HealthChoice HMO, with respect to its operations in New York, meets the financial reserve standard of the Department of Health and, in addition, with respect to its operations in New Jersey, meets the minimum net worth standards established under New Jersey law. If that requirement changes it will affect all HMOs and we expect we will meet those revised standards.

WellChoice Insurance of New Jersey currently meets the minimum capital and surplus requirements of the New Jersey Department of Banking and Insurance. WellChoice Insurance of New Jersey meets the minimum net worth standards established under New Jersey law. WellChoice Insurance of New Jersey is not subject to the Blue Cross Blue Shield Association requirements or benchmarks. The New Jersey HMO operations of WellChoice are conducted through Empire HealthChoice HMO, through which we also conduct our New York HMO operations. Empire HealthChoice HMO is subject to the Blue Cross Blue Shield Association risk-based capital licensure requirement based on its use of the license for its New York HMO operations, and currently meets this standard.

Regulation of financial reserves for insurers and HMOs is a frequent topic of legislative and regulatory scrutiny and proposals for change. It is possible that the method of measuring the adequacy of our financial reserves could change and that could affect our financial condition. However, any such change is likely to affect all companies in the state.

Guaranty Fund Assessments

New York does not have an insolvency or guaranty association law under which health insurance companies such as Empire or Empire HealthChoice HMO can be assessed for amounts paid by guaranty funds for member losses incurred when an insurance company or HMO becomes insolvent. New York does have a law providing that providers of care may not bring collection or litigation actions against consumers for bills unpaid by an insolvent HMO.

However, under Blue Cross Blue Shield Association guidelines, Empire and Empire HealthChoice HMO are required to establish a mechanism which ensures payment of certain claim liabilities and continuation of coverage in the event of insolvency. Empire and Empire HealthChoice HMO maintain a deposit agreement with the Blue Cross Blue Shield for out-of-area services to provide such assurance. The amount of the deposit is approximately 16% of Empire and Empire HealthChoice HMO’s unpaid claim reserves for out-of-area services. At December 31, 2001, the market value and amortized cost of the investment on deposit were $7.7 million and $7.4 million, respectively.

WellChoice Insurance of New Jersey participates in the New Jersey Life and Health Insurance Guaranty Association, under which it may be required to pay assessments to the State of New Jersey to provide funds to ensure that the liabilities arising under an impaired insurer’s policies or contracts are paid when due. The assessments are due only in the event another carrier is impaired. Since its inception, WellChoice Insurance of New Jersey has not been assessed any payments.

Empire HealthChoice HMO is subject to a New Jersey law that requires New Jersey HMOs to contribute over a three-year period to a fund established to meet unpaid contractual obligations of insolvent New Jersey HMOs. To date, Empire HealthChoice HMO has paid assessments of approximately $190,000 as required under this law.

Codification of NAIC Standards

The NAIC adopted the Codification of Statutory Principles, or the Codification, in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Our domiciliary states have adopted the Codification with certain modifications, and we have made the necessary changes in our statutory accounting and reporting required for implementation. The overall impact of applying the new standards resulted in an aggregate reduction in surplus of $8.6 million. In 2002, New York State passed legislation modifying the Codification which would permit us to take into account a percentage of our tax loss carryovers in applying the new standards. This modification would effectively lessen the reduction in our surplus. This legislation is scheduled to take effect on December 31, 2002 and will be subject to regulations promulgated thereunder.

Federal Regulation

ERISA.    The provision of services to certain employee health benefit plans is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the federal Department of Labor. ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. Of particular application are the regulations recently adopted by the Department of Labor that revise claims procedures for employee benefit plans governed by ERISA (insured and self-insured), effective for claims filed on or after July 1, 2002. Given that the state insurance laws in New York and New Jersey, as well as many other states, already contain stringent claim appeal process requirements, we do not anticipate that the rules will significantly impact our operations. However, we cannot predict the ultimate impact on its business and results of operations in future periods.

HIPAA.    HIPAA required the adoption of regulations accomplishing two things:

•	ensuring the privacy and security of personally identifiable health information; and

•
standardizing the way certain health care transactions such as claims are accomplished when they are conducted electronically, and establishing national identifiers for providers, health plans and employers. The federal Department of Health & Human Services adopted final rules on both topics. However, modifications to the privacy rules were adopted on August 14, 2002. The estimated publication date for the Security Standards is the fall of 2002.

The HIPAA privacy rules require health plans, clearinghouses and providers to:

•	comply with a variety of requirements concerning their use and disclosure of individuals’ protected health information;

•	establish rigorous internal procedures to protect health information;

•	enter into business associate contracts with those companies to whom protected health information is disclosed; and

•
establish procedures to allow individuals to access and amend records maintained by Empire, receive an accounting of certain disclosures, and to establish grievance processes for individuals to make inquiries or complaints regarding the privacy of their records. We must comply with the privacy rules by April 14, 2003.

In accordance with the final rules standardizing electronic transactions between health plans, providers and clearinghouses, health plans, providers and clearinghouses are required to conform their electronic and data processing systems with HIPAA’s electronic transaction requirements. The compliance date for these rules has been delayed until October 2003 for those plans that file an extension request by October 2002. We filed our extension request on September 10, 2002, and are on schedule to be fully compliant by October 2003. States may adopt more stringent requirements for health care information privacy and security than the standards set by HIPAA.

In addition, provisions of the federal Gramm-Leach-Bliley Act generally require insurers to protect the privacy of consumers’ and customers’ non-public personal information and authorize state regulators to enact and enforce privacy standards that meet at least the federal minimum requirements. Like HIPAA, this law sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection. In compliance with the Gramm-Leach-Bliley Act, the New York State Department of Insurance issued privacy and security regulations affording New York consumers and customers privacy protections and notice rights. New Jersey already had laws regulating the collection, use and disclosure of information that met or exceeded the Gramm-Leach-Bliley Act legislation, and therefore the New Jersey Department of Banking and Insurance stated

that compliance by insurers transacting business in New Jersey is deemed to be compliance with the requirements of the Gramm-Leach-Bliley Act . The Gramm-Leach-Bliley Act also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits fields.

The cost of complying with HIPAA is likely to be significant. We currently estimate our costs for HIPAA compliance to be in excess of $5 million in 2002 and anticipate we will incur additional costs in 2003 and beyond. We cannot predict the ultimate impact HIPAA will have on our business and results of operations in future periods.

Medicare

Empire HealthChoice HMO operates a Medicare+Choice plan pursuant to a contract with CMS under the federal Department of Health and Human Services, and that contract is subject to the applicable federal laws and regulations. Our Medicare+Choice members receive their Medicare benefits from our HMO rather than directly from the federal government under the usual Medicare Part A and Part B program. CMS has the right to audit health plans operating under Medicare contracts to determine their compliance with CMS’s contracts and regulations and the quality of care being rendered to the health plan’s Medicare members.

In 1997, the federal government passed legislation related to Medicare+Choice that, among other things, provides for a minimum annual premium increase of two percent. The legislation also requires us to pay a user fee to reimburse CMS for costs incurred to disseminate enrollment information. The federal government also announced in 1999 that it planned to begin to phase in risk adjustments to its premium payments which will occur over several years. Congress has subsequently lengthened this timetable to allow the risk adjusted mechanism to be fully implemented by 2007. These changes have had the effect of reducing reimbursement to us in our New York service areas forcing us to adjust the package of covered benefits and thus changing the attractiveness of the product to consumers, although there is currently federal legislation under consideration that would increase the funding level for our Medicare+Choice product. Reduction in traditional Medicare payments to hospitals and physicians has resulted in increasing monetary pressures from our participating hospitals. Some hospitals have decided to cease their participation with us for this particular program, while many of the remaining hospitals have sought to renegotiate for higher rates. In addition, this program is annually the subject of legislation in Congress and we cannot predict what additional rules and requirements may be enacted that will impact our business. The contract to participate in the Medicare+Choice program could also, under certain circumstances, be terminated by the federal government or by us.

We also serve as a fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program. Fiscal intermediaries and carriers for these programs act as agents under contract to the federal government to process and pay claims for one or more designated regions of the United States under the Medicare Part A program for hospital care and the Medicare Part B for physician and other care. Our contract with the federal government is cost-based which means we receive reimbursement for certain costs and expenditures from the federal government, which is subject to adjustment upon audit by CMS. The laws and regulations governing fiscal intermediaries and carriers for the Medicare program are complex and subject to interpretation and can expose an intermediary to penalties for non-compliance. Fiscal intermediaries and carriers may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. While we believe we are currently in compliance in all material respects with the regulations governing fiscal intermediaries and carriers, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary and carrier contracts. The contract could, under certain circumstances, be terminated either by the federal government or by us.

Other Government Programs

New York State mandates and/or sponsors several products for persons who might otherwise be uninsured or require assistance in paying premiums. These include the Child Health Plus, Healthy New York and other state-mandated direct pay products. All HMOs are mandated by law to participate in the Healthy New York and other state-mandated directed pay products and Empire HealthChoice HMO participates in all of these programs. The Child Health Plus program has extensive rules regarding participation and the contract to participate could, under certain circumstances, be terminated by the State government or by us. In New Jersey, insurers are required to offer certain standard products in the small group market. As noted above, we have obtained an exemption from the requirement that we offer direct pay (non-group) coverage in New Jersey by virtue of an assessment paid to the State.

In addition, we participate in the Federal Employee Health Benefits Program (FEP) through a contract with the Blue Cross Blue Shield Association. Currently, other FEP contractors are required to comply with federal Cost Accounting Standards. The Blue Cross Blue Shield Association has a waiver from compliance with these standards which must be renewed annually. Failure to renew this waiver could adversely impact this program, and could result in the Blue Cross Blue Shield Association’s withdrawal from the program, although regulations are currently being drafted that could make the waiver permanent.

Legislative and Regulatory Initiatives

There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government and many states, including New York and New Jersey, are considering additional legislation and regulations related to health care plans, including, among other things:

•	increasing the funding levels for Medicare+Choice products;

•	requiring coverage of experimental procedures and drugs and liberalized definitions of medical necessity;

•	limiting control of the utilization review and cost management and cost control initiatives of our managed care subsidiaries;

•	requiring that mental health benefits be treated the same as medical benefits;

•	exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition;

•	regulating premium rates, including prior approval of rate changes by regulatory authorities;

•	changing the government programs for the uninsured or those who need assistance in paying premiums, including potential mandates that all HMOs or insurers must participate;

•	implementing a state-run single payer system that would partially or largely obviate the current role of private health insurers or HMOs; and

•	restricting or eliminating the use of formularies for prescription drugs.

In addition, Congress is currently considering a comprehensive package of requirements on managed care plans called the “Patient Bill of Rights” legislation, that could expand our potential exposure to lawsuits. It could expose us to unlimited economic damages, and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of so-called “medical necessity” and other coverage determinations. The House of Representatives and the Senate still need to resolve their own differences, including such matters as the amount of allowable lawsuit damages, whether cases would be governed by federal or state law, and whether such actions would be brought in federal or state courts. States such as New York are also considering such proposals. We cannot predict whether a Patient Bill of Rights will be enacted or what form such law might take.

Congress is also considering significant changes to the Medicare program. In addition, long-term structural changes to the Medicare program, including the addition of a prescription drug benefit, are currently being considered by Congress and the current White House administration.

The proposed regulatory and legislative changes described above, if enacted, could increase health care costs and administrative expenses, reduce Medicare reimbursement rates and otherwise adversely affect our business, financial condition and results of operations. We cannot predict whether any of this proposed legislation will be enacted.

Litigation

Medical Society of the State of New York.    We and several of our affiliates have been named as defendants in a class action lawsuit brought by five physicians on behalf of a purported class of all members of the Medical Society of the State of New York. The suit, Cheng v. Empire, was filed on or about August 16, 2001 in the Supreme Court of the State of New York, New York County. The plaintiffs allege that the defendants are engaged in various activities in violation of statute or contract, including “bundling” for payment separate healthcare services that occurred on the same date, unjustifiably denying increased levels of reimbursement for complicated medical cases, improperly employing software programs to automatically “downcode” claims for procedures and use of inappropriate medical necessity guidelines, failure to employ adequate staff so as to frustrate payments, failure to pay interest as required by law on past due claims and forcing physicians to enter into one-sided managed-care physician agreements. The plaintiffs seek an award of compensatory or actual damages.

A second action was also commenced on or about August 16, 2001, captioned Medical Society of the State of New York v. Empire in the Supreme Court in the State of New York, New York County. This case makes allegations virtually identical to those in the Cheng case. The Medical Society seeks, however, a declaration that the challenged practices violate various provisions of state law and a permanent injunction prohibiting HealthChoice from engaging in the conduct alleged in the complaint.

On December 4, 2001, these cases were removed from state court to the United States District Court for the Southern District of New York, and plaintiffs have moved to remand these cases to state court. We are awaiting decisions on these actions.

Cohen v. Empire.    On June 21, 2002, we settled Cohen v. Empire, a class action which commenced on November 6, 1995 in the United States District Court for the Eastern District of New York. The plaintiffs in the action had alleged that we engaged in various activities in violation of statute or in breach of contract, including arbitrarily adjusting customary charges downward, improperly excluding high and low charges for services, reducing customary charges paid for non-specialists and failing to properly consider the training and experience of physicians. The plaintiffs purported to represent a class of individuals and group policyholders whose claims were reimbursed on the basis of customary charges between 1988 to the present. Under the court-approved settlement, our maximum exposure to liability will not exceed $23.0 million (and, based upon our current estimates, our liability should be approximately $14.6 million), including attorneys’ fees, which will be covered by a previously established reserve.

Consumers Union of the U.S., Inc. et. al.    On August 21, 2002, Consumers Union of the U.S., Inc., the New York Statewide Senior Action Council and several other groups and individuals filed a lawsuit in New York Supreme Court against the State of New York, the Superintendent, the Fund, HealthChoice and its board of directors, among others, challenging the Conversion Legislation on several constitutional grounds, including that it impairs the plaintiffs’ contractual rights, it impairs the plaintiffs’ property rights without due process of law, and constitutes an unreasonable taking of property. In addition, the lawsuit alleges that HealthChoice has violated Section 510 of the New York Not-For-Profit Corporation Law and that the directors of HealthChoice breached their fiduciary duties, among other things, in approving the plan of conversion. The complaint seeks a permanent injunction enjoining the conversion or portions of the conversion. A successful lawsuit could result in a permanent injunction against carrying out the plan of conversion, or portions of the plan of conversion, and substantial uncertainty as to the terms and effectiveness of the plan of conversion, including the conversion of HealthChoice into a for-profit corporation, the issuance of the shares of our common stock in the conversion, or the sale of our common stock sold in this offering.

By a motion dated September 20, 2002, we moved on several grounds to dismiss plaintiffs’ complaint in its entirety. In our motion, we argue first, that plaintiffs’ entire complaint should be dismissed because the issue of how best to use Empire’s value to advance the public’s health and welfare raised by the complaint is a non-justiciable political question that is the sole province of the Legislature and beyond review by the courts. Second, we argue that plaintiffs’ constitutional claims based upon violations of the constitutional contracts, due process, and takings clauses should be dismissed because plaintiffs fail to allege a state action, a cognizable property or contractual right, or that the procedures pursuant to which any conversion would take place do not comport with due process safeguards. We argue further that plaintiffs’ state law claims should be dismissed because the Conversion Legislation supersedes any state provisions allegedly violated; plaintiffs fail to plead that our board of directors’ decision to pursue the conversion constitutes a breach of fiduciary duty; plaintiffs have not pled all of the elements of constructive trust against any defendant; and plaintiffs’ allegation that the Conversion Legislation does not apply to Empire is contradicted by the statute itself and by the decision of the Superintendent to accept the plan of conversion for consideration. The motion is returnable on November 7, 2002, and we expect to orally argue the motion in the fourth quarter of 2002. The State defendants have also moved to dismiss the plaintiffs’ complaint.

World Trade Center.    On September 11, 2001, our offices at the World Trade Center were destroyed. We maintained business property insurance coverage that provides for recovery of the replacement value for the property and equipment located at this office. We also maintained blanket earnings and extra expense insurance coverage that provides for reimbursement of lost earnings and extra expenses that resulted from the suspension of our operations at this office during the period of restoration. While we have reached agreement with our insurance carrier on certain claims that we have made under these policies, other items remain in dispute. The timing and amount of additional recoveries with respect to the disputed items is uncertain.

Other.    We are also party to additional litigation and are, from time to time, named as co-defendants in legal actions brought against governmental healthcare bodies. At present, we are not party to any additional litigation which, if concluded in a manner adverse to us, would have a material adverse impact on us or our business.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Philip Briggs*	74	Chairman of the Board of Directors
Michael A. Stocker, M.D.	60	Chief Executive Officer and Director
Hermes L. Ames, III*	56	Director
John R. Gunn	59	Director
William T. Lee	60	Director
Edward J. Malloy*	67	Director
John F. McGillicuddy*	71	Director
Robert R. McMillan*	70	Director
Robert D. Paul*	73	Director
Veronica C. Santilli, M.D.	61	Director
Stephen S. Scheidt, M.D.*	62	Director
Frederick O. Terrell*	47	Director
Faye Wattleton*	59	Director
John E. Zuccotti*	65	Director
David B. Snow, Jr.	47	President and Chief Operating Officer
Bryan D. Birch	37	Senior Vice President, Chief Sales Officer
David A. Florman	50	Senior Vice President, Medical Delivery Systems and Medicare Risk
Kenneth O. Klepper	49	Senior Vice President, Systems, Technology and Infrastructure
Robert W. Lawrence	51	Senior Vice President, Human Resources and Services
Gloria M. McCarthy	50	Senior Vice President, Operations, Managed Care and Medicare Services
John W. Remshard	55	Senior Vice President, Chief Financial Officer
Jack A. Smith	54	Senior Vice President, Chief Marketing Officer
Linda V. Tiano	45	Senior Vice President, General Counsel

*	Indicates directors who are independent for purposes of The New York Stock Exchange requirements.

Philip Briggs has been the Chairman of the Board of HealthChoice since July 1993. He served as Chief Executive Officer of HealthChoice from July 1993 until October 1993, and from September 1994 until October 1994. From 1986 until 1993, Mr. Briggs served as Vice-Chairman of the Board and, in 1990, also became Chief Financial Officer of Metropolitan Life Insurance Company. From 1960 to 1986, Mr. Briggs served in various officer capacities at Metropolitan Life Insurance Company, including Executive Vice President and a member of the Corporate Executive Office from 1977 to 1986.

Michael A. Stocker, M.D. has served as Chief Executive Officer and director of HealthChoice since October 1994 and served as President from October 1994 to March 2001. From February 1993 to October 1994, Dr. Stocker was the President of CIGNA Healthplans. Dr. Stocker has also served as Executive Vice President, General Manager for the Greater New York Market of U.S. Healthcare.

Hermes L. Ames, III has been a director of HealthChoice since March 1999. Mr. Ames has served as the President and CEO of Fleet National Bank’s Upstate NY region since 1995, where he is responsible for commercial banking activities in Upstate NY and Pittsburgh. From July 1972 until July 1995, Mr. Ames was employed by the Chase Manhattan Bank, where his last position was Regional Executive, Connecticut and Westchester. Mr. Ames serves as Chairman of the Board of the Center for Economic Growth and Co-Chairman of the Capitalize Albany Executive Committee. Mr. Ames also serves as a director of the Business Council of New York State.

John R. Gunn has been a director of HealthChoice since March 1993. Since 1987, Mr. Gunn has served as the Executive Vice President and Chief Operating Officer of Memorial Sloan-Kettering Cancer Center, a cancer research and treatment center. From 1985 to 1987, Mr. Gunn served as Senior Vice President, Finance at Memorial Sloan-Kettering. From 1982 to 1985, he served as Vice President, Finance at Memorial Sloan-Kettering. Mr. Gunn serves on the boards of the Devereaux Foundation and the Greater New York Hospital Association.

William T. Lee has been a director of HealthChoice since March 2002 and previously served as director of HealthChoice from March 1989 to March 2001. Mr. Lee served as Manager of the New York/New Jersey Regional Joint Board of the Union of Needletrades, Industrial and Textile Employees (UNITE) from 1995 until 2001. Mr. Lee has been the Executive Vice President of UNITE since July 2001. Mr. Lee serves on the Executive Committee and Board of the Amalgamated Bank of New York.

Edward J. Malloy has been a director of HealthChoice since May 1997 and previously served as director of HealthChoice from April 1994 to March 1996. Mr. Malloy has been the President of the Building and Construction Trades Council of Greater New York since 1992. Mr. Malloy has been a vice president of the New York State AFL-CIO since 1992.

John F. McGillicuddy has been a director of HealthChoice since August 1993. Mr. McGillicuddy also serves as a director of United States Steel Corporation, Kelso & Company and Southern Peru Copper Corporation. He served as Chairman of the Board and Chief Executive Officer of the Chemical Banking Corporation from 1991 until 1993. Previously, he was Chief Executive Officer of Manufacturers Hanover Trust Corp. from 1979 to 1991.

Robert R. McMillan has been a director of HealthChoice since December 1994. Mr. McMillan has been a partner of the law firm of McMillan, Rather, Bennett & Rigano, P.C. since January 1991. He has served as the first non-physician member of the Board of Trustees of the American Medical Association since June 2002. As an employee of Avon Products, Inc., from April 1968 through April 1978 and October 1979 through January 1986, Mr. McMillan, among other responsibilities, was Corporate Vice President of the Asia Pacific Profit Center from January 1977 to April 1978. Since November 2001, Mr. McMillan has served on the Board of Interboro Mutual Indemnity Insurance Company.

Robert D. Paul has been a director of HealthChoice since March 1994. From 1953 until 1993, Mr. Paul was employed by The Segal Company, a health and retirements benefits consulting firm, where he most recently served as Vice Chairman and Chairman of the Board from 1976 until 1993 and as President and Chief Executive Officer from 1967 until 1976. He was a member of Segal’s Board of Directors and a consultant to Segal until February 2000. Mr. Paul serves on the board of directors for Wiss, Janney, Elstner Associates, Inc., a consulting engineering firm headquartered in Northbrook, Illinois. He is also a Fellow of the Employee Benefit Research Institute and a Fellow of the Human Resources Policy Institute of the Boston University School of Management.

Veronica C. Santilli, M.D. has been a director of HealthChoice since March 1994. Dr. Santilli is currently in group practice at the Brook-Island Pediatric Group in Brooklyn, New York where she has been an employee since 1975. Dr. Santilli was employed in group practice at the Brook-Island Pediatric Group in Staten Island, New York from 1975 until 2002. Dr. Santilli also serves on the board of directors of the Commission on Office Laboratory Accreditation.

Stephen S. Scheidt, M.D. has been a director of HealthChoice since March 2001. Dr. Scheidt is currently Director, Cardiology Training Program and Professor of Clinical Medicine at New York Weill-Cornell Medical Center, a position he has held since July 1982. He has held a variety of other positions at New York Weill-Cornell Medical Center since 1970.

Frederick O. Terrell has been a director of HealthChoice since April 2001. Mr. Terrell has been Managing Partner and Chief Executive Officer of Provender Capital Group, LLC, New York, New York since 1998 and has been General Partner of Provender Opportunities Fund L.P. since 1997. Provender Capital Group, LLC is a private investment firm based in New York. Provender Opportunities Fund L.P. is Provender Capital Group’s private equity investment fund vehicle. Mr. Terrell serves as Chairman of Carver Bancorp, Inc. and is a member of the board of directors of PacPizza, LLC, Vanguarde Media, Inc. and The Diversity Channel, Inc.

Faye Wattleton has been a director of HealthChoice since August 1993. Ms. Wattleton has served as the president of the Center for Gender Equality since 1995. The Center for Gender Equality is a not-for-profit research, policy development and education institution created in 1995 to advance women’s equality and full participation in society. Ms. Wattleton serves on the boards of directors of Bio-Technology Corp., the Estee Lauder Companies, Inc., Quidel Corporation and Columbia University.

John E. Zuccotti has been a director of HealthChoice since October 1999. Mr. Zuccotti has been Chairman of Brookfield Financial Properties, a real estate development company, since 1996. Mr. Zuccotti has also been Senior Counsel in the real estate department of Weil, Gotshal & Manges LLP, legal counsel to us since 1999. Mr. Zuccotti serves as a director of Applied Graphics Technologies and on eight of the Dreyfus funds of the Dreyfus Investment Corporation.

David B. Snow, Jr. has been the President of HealthChoice since March 2001 and Chief Operating Officer since April 1999. From April 1999 until February 2001, Mr. Snow also served as the Executive Vice President of HealthChoice. From April 1993 to April 1998, Mr. Snow was an Executive Vice President of Oxford Health Plans, a health maintenance organization, and was responsible for marketing, medical delivery systems, medical management and government programs. Mr. Snow was President and Chief Executive Officer of Managed Health Care Systems, Inc., a Medicaid managed care program developer and operator from December 1989 to April 1993. From March 1988 to December 1989, Mr. Snow served as Senior Vice President of American International Healthcare, Inc., where he directed national and international managed care consulting practices. Prior to March 1988, Mr. Snow held various positions at U.S. Healthcare, Inc., an HMO, including Corporate Vice President of Medical Delivery and President of its HMO subsidiary, HMO New Jersey.

Bryan D. Birch has served as Senior Vice President, Chief Sales Officer of HealthChoice since June 2000. From January 1999 to June 2000, Mr. Birch was an Executive Vice President and Founder of iHealth Technologies, a claims editing company. From July 1995 to January 1999, Mr. Birch was the Chief Executive Officer of Oxford Health Plans’ Connecticut Division. From August 1992 to July 1995, Mr. Birch was the Corporate Director of Medical Delivery for Oxford Health Plans responsible for all contracting initiatives. Prior to serving at Oxford, Mr. Birch worked for an issuer of tax-exempt revenue bonds in New Jersey for six years. Mr. Birch serves on the board of directors for both Consortium Health Plans and the National Account Executive Committee, a Blue Cross Blue Shield Association workgroup.

David A. Florman has served as Senior Vice President, Medical Delivery Systems and Medicare Risk of HealthChoice since March 2001. From September 2000, until February 2001, Mr. Florman was Senior Vice President and the head of national medical management strategy of Aetna U.S. Healthcare, a health insurance company. From October 1997 until August 2000, he led corporate medical loss management at Aetna. From December 1995 until September 1997, Mr. Florman was Senior Vice President and General Manager of Aetna’s Long Island Market. From 1990 until September 1997, Mr. Florman served in various positions at Aetna, which included senior level responsibility for network development and medical cost management.

Kenneth O. Klepper has served as Senior Vice President of Systems, Technology and Infrastructure of HealthChoice since August 1999. Prior thereto, Mr. Klepper served HealthChoice as Senior Vice President and Process Champion of Corporate Development from March 1999 until August 1999 and as Senior Vice President and Process Champion of Medical Cost Control from March 1998 until March 1999. He joined HealthChoice in 1995 as Senior Vice President, Process Champion, Customer Service, and also held the position of Senior Vice President of Planning and Strategic Initiatives during 1997. From 1992 until 1995, Mr. Klepper was the Assistant Vice President, Provider Process Champion for CIGNA Healthcare in Nashville, where he had national responsibility for provider process management. He currently serves on the board of the National Accounts Services Company, LLC, an entity in which we hold a 25% interest.

Robert W. Lawrence has served as Senior Vice President, Human Resources and Services of HealthChoice since June 2002. Mr. Lawrence joined HealthChoice in November 1999 as Vice President, Compensation, Benefits and HRIC. Prior to joining HealthChoice, he served as Vice President, Human Resources of Philipp Brothers Chemicals, Inc., a recycling company for agricultural and industrial chemicals, from August to November 1999, and as Director, Human Resources for the Genlyte Thomas Group, LLC, a manufacturer of lighting fixtures and control devices, from July 1993 to May 1999. Prior thereto, Mr. Lawrence served in various human resources positions for US WEST Financial Services, Inc. and American National Can Company.

Gloria M. McCarthy has served as the Senior Vice President, Operations, Managed Care and Medicare Services of HealthChoice since March 1997. She has held a variety of other positions at HealthChoice since 1974.

John W. Remshard has been the Senior Vice President, Chief Financial Officer of HealthChoice since March 1996. From July 1995 until March 1996, Mr. Remshard was the Senior Vice President of Auditing of HealthChoice. Prior to joining HealthChoice, from 1978 until 1995, Mr. Remshard was a Vice President in the Finance Division of CIGNA Corporation.

Jack A. Smith has been the Senior Vice President, Chief Marketing Officer of HealthChoice since February 1999. From 1997 until 1999, Mr. Smith served as Senior Vice President, Marketing for RR Donnelley & Sons, a financial printer. From 1991 until 1997 he served as Senior Vice President, Business Development, of the Readers Digest Association, Inc. Prior thereto, Mr. Smith was a partner at MCA Records, Inc., from 1987 until 1991.

Linda V. Tiano has been the Senior Vice President, General Counsel of HealthChoice since September 1995. Prior thereto, from 1992 until 1995, Ms. Tiano served as Vice President for Legal and Government Affairs and General Counsel for MVP Health Plan, an HMO located in upstate New York. From 1990 until 1992, Ms. Tiano was a stockholder of Epstein Becker and Green, P.C., and for nine years prior thereto, an associate of that firm, where she specialized in providing legal advice and assistance to a wide variety of healthcare entities, primarily in the managed care industry.

Board of Directors Composition

Our board of directors currently has fourteen members. Our certificate of incorporation provides for a board divided into three classes of directors. Members of the board of directors are elected at the annual meeting of stockholders to serve for a term of three years or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote.

Only the board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. Directors will only be removable for cause upon approval by an affirmative vote of the holders of at least 75% of the shares entitled to vote at an election of directors. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the board of directors. These procedures could also have the effect of discouraging opposition to candidates nominated by management and could provide management with a greater opportunity to oppose stockholder nominees or proposals should they choose to do so. For a discussion of other charter and bylaw provisions that could have the effect of delaying a change in control, see “Description of Capital Stock—Limitations on Ownership of Common Stock in Certificate of Incorporation.” In addition, pursuant to the New York insurance laws, members of our board of directors are subject to the review of the Superintendent, who is authorized to remove any director if he or she is deemed untrustworthy.

In addition, upon reaching the age of 72, an incumbent director will no longer be eligible for renomination by our board of directors to serve for an additional term, provided that any such director may continue to serve for the remainder of his or her current term. Furthermore, any person who, if elected to the board of directors, would be 72 years or older at the time of such election, will not be eligible for nomination by our board of directors or stockholders.

A majority of the entire board of directors of WellChoice will constitute a quorum for purposes of transacting business. There are no family relationships among any of our directors and executive officers.

Our Class 1 directors, Dr. Stocker, Mr. Lee, Mr. McMillan, Dr. Santilli and Mr. Zuccotti, have terms expiring on the date of the 2003 annual meeting of our stockholders. Our Class 2 directors, Mr. Briggs, Mr. Paul, Ms. Wattleton, Dr. Scheidt and Mr. Malloy, have terms expiring on the date of the 2004 annual meeting of our stockholders. Our Class 3 directors, Messrs. McGillicuddy, Terrell, Gunn and Ames, have terms expiring on the date of the 2005 annual meeting of our stockholders.

We have agreed in the plan of conversion and with the Fund in the voting trust and divestiture agreement that at least 71% of our board members will be independent for six years following the effective date of this offering pursuant to the proposed requirements of The New York Stock Exchange as submitted to the Commission on August 16, 2002, or as may subsequently be adopted. We also have agreed in the plan of conversion not to re-nominate Mr. Lee and Dr. Santilli, our two non-independent board members whose terms will expire in 2003, and to nominate two independent directors for election in their place.

In addition, under the voting trust and divestiture agreement between us and the Fund, we have agreed that for so long as the Fund owns 5% or more of our outstanding capital stock, but in no event for a period of time greater than five years from the date of the offering, the Fund will have the right to present a slate of three candidates for our board of directors, each of whom must meet certain independence criteria and other qualifications, and our board must select one of these candidates to serve as a Class 3 director, provided the board of directors may reject all these candidates, subject to the Fund’s right to produce a new slate. See “Certain Relationships and Related Party Transactions—The Fund and the Fundation—Voting Trust and Divestiture Agreement.”

Board of Directors Committees

Our board of directors has five standing committees: a committee on director affairs, a compensation committee, an audit committee, a public policy committee and an investment committee. Members serve on these committees for one-year terms.

Committee on Director Affairs

The principal duties of our committee on director affairs are as follows:

•	to recommend board action related to the discharge of the board’s responsibilities with respect to board composition and corporate governance;

•	to develop criteria for selecting qualified directors, identify individuals qualified to become directors and recommend candidates for nomination to the board of directors;

•	to develop, recommend to the board of directors and periodically review a set of governance guidelines;

•	to provide oversight of the evaluation of the board of directors;

•	to perform an annual evaluation of the committee itself; and

•	to undertake any other action deemed appropriate or necessary by the board of directors or applicable rules and regulations.

The members of our committee on director affairs are Messrs. Briggs, who is the chairman of the committee, McGillicuddy and Paul.

Compensation Committee

The principal duties of our compensation committee are as follows:

•	to recommend board action related to the discharge of the board of directors’ responsibilities with respect to compensation of our executives and directors;

•	to produce an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable rules and regulations;

•
to review and approve corporate goals and objectives relevant to compensation of our chief executive officer, evaluate our chief executive officer’s performance against corporate goals and objectives and set our chief executive officer’s compensation based on this evaluation;

•	to provide oversight of the evaluation of senior management;

•	to recommend board action with respect to incentive compensation plans and equity-based plans;

•	to perform an annual evaluation of the committee itself; and

•	to undertake any other action deemed appropriate or necessary by the board of directors or applicable rules or regulations.

Prior to the conversion, the duties of our compensation committee were fulfilled by HealthChoice’s nominating and compensation committee. The members of our compensation committee are Messrs. McGillicuddy, who is the chairman of the committee, Malloy, Paul and Ms. Wattleton.

Audit Committee

The principal duties of our audit committee are as follows:

•
to recommend board action related to the discharge of the board of directors’ responsibilities with respect to overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, our risk assessment and risk management policies and procedures, and the performance of our internal and external audit functions;

•	to hire, monitor the performance of and, if necessary, replace the independent auditors;

•	to approve any significant non-audit relationship with the independent auditors and assess the independent auditor’s qualifications and independence;

•	to prepare the audit committee report required by SEC rules for inclusion in our annual proxy statement;

•	to perform an annual evaluation of the committee itself; and

•	to undertake any other action deemed appropriate or necessary by the board of directors or applicable rules or regulations.

The members of our audit committee are Messrs. Ames, who is the chairman of the committee, Scheidt and Terrell.

Public Policy Committee

The principal duties of our public policy committee are as follows:

•	to recommend board action related to the discharge of the board of directors’ responsibilities with respect to public policy issues;

•
to review and make recommendations concerning our government and legislative programs and policies, public relations initiatives and environmental, workplace safety and labor compliance issues, and any charitable giving programs;

•	to perform an annual evaluation of the committee itself; and

•	to undertake any other action deemed appropriate or necessary by the board of directors or applicable rules or regulations.

The members of our public policy committee are Mr. Gunn, who is the chairman of the committee, Mr. McMillan, Ms. Wattleton, Dr. Santilli and Mr. Lee.

Investment Committee

The principal duties of our investment committee are as follows:

•	to recommend board action related to the discharge of the board of directors’ responsibilities with respect to the investment of company funds;

•	to review investment policies and the performance of investments made under such policies and assist the board of directors in providing oversight of our investment activities;

•	to perform an annual evaluation of the committee itself; and

•	to undertake any other action deemed appropriate or necessary by the board of directors or applicable rules or regulations.

The members of our investment committee are Messrs. McMillan, who is the chairman of the committee, Terrell, Zuccotti and Gunn.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or has in the past year served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

We pay each of our non-employee directors other than our chairman an annual stipend of $19,000 and, for chairs of any of our standing committees, we pay an annual stipend of $24,000. We pay our Chairman $135,000 per year for his services as chairman. In addition, each director, other than our chief executive officer, is paid a fee of $1,750 per meeting for attendance at meetings of our board of directors or committees and $500 per meeting for participation by telephone. In the event that a director participates in more than one meeting in a day, then a meeting fee for participation will be paid for attendance at one meeting only.

Mr. Gunn, Dr. Santilli and Ms. Wattleton participate on our continuous quality improvement team which has the responsibility for monitoring and administering the implementation of Empire HealthChoice HMO’s quality improvement program and annual work plan. These directors receive a fee of $1,750 per meeting for in-person attendance at meetings and $500 per meeting for participation by telephone in this quality improvement team.

We do not maintain medical, dental or retirement benefits for any of our non-employee directors.

Executive Compensation

Since the formation of WellChoice, none of the executive officers has received any compensation from WellChoice. All compensation has been paid by HealthChoice or one of its subsidiaries. Upon consummation of this offering and the conversion, the executive officers will be employed and paid by WellChoice. Compensation policies and procedures were previously determined by HealthChoice’s nominating and compensation committee. The duties of the nominating and compensation committee will be assumed by WellChoice’s compensation committee as a result of the conversion.

The following table sets forth compensation paid by HealthChoice to our chief executive officer and our other four most highly compensated executive officers during 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary (cash & non-cash) ($)	Bonus(1) (cash and non-cash) ($)	Other Annual Compensation ($)	LTIP Payouts(2) ($)	All Other Compensation ($)
Michael A. Stocker, M.D Chief Executive Officer and Director	2001	$836,539	$870,000	$0	$446,600	$5,671

David B. Snow, Jr. President and Chief Operating Officer	2001	602,885	413,250	0	0	0

Kenneth O. Klepper Senior Vice President, Systems, Technology and Infrastructure	2001	414,616	268,613	0	143,376	501,251	(3)

Gloria M. McCarthy Senior Vice President, Operations, Managed Care and Medicare Services	2001	394,616	275,500	0	172,434	1,189

John W. Remshard Senior Vice President, Chief Financial Officer	2001	369,231	246,500	0	172,434	1,718

(1)	The amount in this column represents the annual executive incentive compensation plan award paid in 2001 for performance under the 2000 annual incentive plan.
(2)	The amount in this column represents the 1998 to 2000 long-term incentive plan award paid in 2001.
(3)	Represents the amount paid to Mr. Klepper in 2001 with respect to service performed in 2000 pursuant to the special performance incentive plan agreement. See “— Special Incentive Performance Plan.”

Annual Executive Incentive Compensation Plan

The key employees of HealthChoice participated, prior to the conversion, in the annual executive incentive compensation plan, or the annual incentive plan. The annual incentive plan will cover our employees following the conversion. Under this plan, full-time employees holding executive, middle management or other key positions or who were key contributors to our business performance are eligible to receive cash awards based upon corporate objectives developed for each year by our chief executive officer and approved by our board of directors. The program and award protocols are overseen by our compensation committee, the successor committee to HealthChoice’s nominating and compensation committee, although our board of directors has the right to amend, suspend or terminate the annual incentive plan at any time. Cash awards for each preceding year are allocated from an award pool determined at the beginning of the year by the committee. At the beginning of each year, the committee establishes an award pool based on results achieved in the prior year against performance objectives established for that year, from which cash awards are paid. The amount of the award pool may be adjusted upward or downward by a corporate multiplier ranging from 0 to 1.5, depending on overall actual performance results during an award year. Amounts payable under the annual incentive plan are paid from the pool during the year immediately following the performance year. Such cash awards are stated as a percentage of salary payable to our eligible employees, with target cash awards ranging from 6% to 75% of the employee’s base salary. The extent to which individual performance measures are achieved, as well as an individual’s contribution to corporate and division performance objectives are determined by the chief executive officer and management, subject to the prior approval by our board of directors. Individual awards may be adjusted upward or downward depending on actual results achieved, but may not exceed 1.5 times the individual target award. Notwithstanding the foregoing, the sum of all payments to all eligible participants may not exceed the total award pool, as determined by the committee at the beginning of the year, based on performance results achieved, as measured against the prior year’s objectives. For the chief executive officer and those who report directly to the chief executive officer, as well as those who report directly to the president and chief operating officer, the incentive payments are approved by our compensation committee and are presented by that committee to our board of directors for ratification. An employee generally must be actively employed by us on the day of the payment to receive an award. In the event of a death, long-term disability or retirement, a pro-rated amount is payable to the employee or to his or her beneficiary in accordance with administrative guidelines. In April 2002, we paid our chief executive officer and our other four most highly compensated executive officers an aggregate of $2,034,375 under the annual executive incentive compensation plan for 2001, which amounts are not reflected in the Summary Compensation Table.

Long-Term Incentive Plans for 1998 to 2000 and for 1999 to 2001

Prior to the conversion, the executive employees of HealthChoice participated in its long-term incentive plans for 1998 to 2000 and 1999 to 2001. Senior executives who were determined by HealthChoice’s nominating and compensation committee to have a significant and direct influence on long-term corporate performance were eligible to participate. The 1998 to 2000 and the 1999 to 2001 long-term incentive plans consisted of overlapping three-year performance cycles. Award payouts under the long-term incentive plans were structured so that no more than one award was paid in any given year. Payments under each plan were made in the year following the end of each three-year performance cycle. Generally, employees were required to be actively employed by HealthChoice on the day of the payout to receive the full amount of an award. Under the 1998 to 2000 and 1999 to 2001 long-term incentive plans, HealthChoice’s nominating and compensation committee established performance goals for each three-year performance cycle, based on performance, as measured by such factors as the level of HealthChoice’s reserves, membership growth, financial stability and effectiveness of care, among others. At the end of each cycle, the nominating and compensation committee evaluated actual performance against established goals. For each participant, a target award was established as a percentage of salary, with the target cash awards for executives ranging from 30% to 50% of base salary. Actual amounts payable were to be adjusted by the committee either upward or downward by a performance factor not to exceed a maximum of 150% of the target awards. The actual performance factor for the 1998 to 2000 long-term incentive plan was 145%. The actual performance factor for the 1999 to 2001 plan was 147%. Payments under the 1998 to 2000 plan made in 2001 to our chief executive officer and our other four most highly compensated executive officers are reflected in the Summary Compensation Table. In April 2002, we paid these individuals an aggregate of $1.4 million with respect to awards under the 1999 to 2001 long-term incentive plan, which amounts are not reflected in the Summary Compensation Table.

Long-Term Incentive Plan for 2000 through 2002

The existing long-term incentive plan for 2000 through 2002 covers senior executives of our company. Senior executives who were recommended by the chief executive officer with approval by HealthChoice’s nominating and compensation committee are eligible to participate in the plan. The long-term incentive plan is a three-year plan with each calendar year within the plan term regarded as a performance cycle. Employees generally must be actively employed by us on the day of their payout to receive an award. Under the long-term incentive plan, the nominating and compensation committee established company performance goals for each one-year performance cycle at the inception of the plan, based on specific factors such as growth in membership, e-business transactions, first pass rate for non-institutional claims and return on average GAAP equity. At the end of each cycle, the compensation committee, as successor to HealthChoice’s nominating and compensation committee will evaluate our performance against the established goals. For each participant, a target award is or will be established as a percentage of base salary with target cash awards for executives ranging from 17% to

75% of base salary and increased by 5% only for participants who entered the plan on or before June 30, 2002. The compensation committee will adjust the actual amounts payable upward or downward based on performance results, resulting in a performance factor not to exceed 150% of target. Awards under the long-term incentive plan are earned based on the results attained for each performance cycle and are subject to a two-year vesting period. In the event of the termination of employment due to death, permanent disability or retirement of an employee, a pro-rated amount shall be paid. The performance factors for the 2000 and the 2001 plan years were 145% and 110%, respectively. The performance factor for the 2002 plan year will be determined following completion of the 2002 performance cycle. We will pay our chief executive officer and our other four most highly compensated executive officers an aggregate of $2.3 million in 2003 for the 2000 plan year and $1.7 million in 2004 for the 2001 plan year, provided in each case that the executive remains employed by us through the payment date. These amounts are not reflected in the Summary Compensation Table. The aggregate payout amount in 2005 for the 2002 plan year will be ascertainable once the performance factor for 2002 is established.

Long-Term Incentive Plan (beginning in year 2003)

We have adopted a new long-term incentive plan which will become effective for performance periods beginning in 2003. All outstanding long-term incentive plan awards will continue to be governed by the terms of the plan in effect when these awards were granted. The new long-term incentive plan contemplates the availability of stock options or stock grants following this offering. (The 2003 long-term incentive plan is intended to constitute a plan described in Treasury Regulation section 1.162-27(f)(1), pursuant to which the deduction limit under section 162(m) of the Internal Revenue Code of 1986 which we refer to as the Code, shall not apply during the applicable reliance period.) The plan of conversion prohibits us from granting any stock appreciation rights or stock options to our employees and directors prior to the first anniversary of this offering. As a result to date, we have not implemented any stock-based awards and the new long-term incentive plan is cash-based with all award targets remaining the same as in the 2000 to 2002 long-term incentive plan. In the future, following expiration of the restrictions on stock option grants, up to 50% of the award may be issued in the form of stock, at the discretion of the compensation committee, subject to certain restrictions on stock grants to employees and executives. The plan provides for consecutive three-year performance cycles, each beginning January 1 (commencing January 1, 2003). Payments under each plan will be made in the year immediately following the end of each three-year performance cycle. Participants may concurrently participate in more than one performance cycle. Performance goals will ultimately be based on financial measurements such as earnings and return on equity.

Cash Balance Pension Plan

We sponsor a non-contributory cash balance pension plan for employees, that is intended to qualify under Internal Revenue Code Section 401(a) and is subject to ERISA. On January 1, 1999, HealthChoice converted to the cash balance pension plan from three final average compensation pension plans, known as pension plan A, pension plan B and pension plan C. Participation in the cash balance pension plan is automatic and immediate for all of our regular employees who attain 21 years of age. All employees receiving pay through payroll, including the named executive officers below, are eligible for benefits.

When an employee becomes a participant in the cash balance pension plan, a segregated account is set up in the employee’s name. Each year that the employee works for us, company credits, along with interest credits and, in certain cases, transition credits are added to his or her account. Company credits are credited as of the last day of each plan year to each cash balance pension plan participant’s account in an amount ranging from three percent to ten percent of the employee’s annual compensation, increasing in one percent increments, based on the employee’s age. The employee’s account also receives interest credits at a rate that is set each year, based on the one-year U.S. Treasury Bill rate for the prior November, plus one percent. Company and interest credits are added to the previous year’s account balance, which grows larger with each year that the employee works for us.

The table below illustrates the terms and conditions for the company credits:

Employee Age	Company Credits are equal to this % of Annual Pay
Under 30	3%
30-34	4%
35-39	5%
40-44	6%
45-49	7%
50-54	8%
55-59	9%
60 and over	10%

To smooth the transition from the prior pension plans, we also add additional annual transition credits equal to a fixed percentage of the employee’s annual pay to the accounts of certain employees who were employed by the company as of December 31, 1998. These employees receive an amount equal to from 3% to 15% of their annual compensation for a specified number of years depending upon their age and years of service. Our chief executive officer is eligible for annual transition credits, in addition to company credits, equal to 3% of his annual compensation.

For purposes of the cash balance pension plan, annual compensation consists of taxable wages, including salary, bonus and incentive pay and any contributions made into the 401(k) Employee Savings Plan. Annual compensation does not include reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation, welfare benefits, cash received for unused vacation days and severance pay and is determined without regard to increases or decreases in pay resulting from participation in our flexible benefits plan or any other cafeteria plan described in Section 125 of the Code.

Supplemental Cash Balance Pension Plan

We also provide a pension plan known as the supplemental cash balance pension plan, which is not tax-qualified. The purpose of this plan is to replace pension benefits which are lost through the cash balance pension plan because of an executive’s elective deferral of compensation or because of the limitations on benefits or includible compensation imposed for highly compensated employees by the Code. The supplemental retirement benefit paid to each participant in the supplemental cash balance pension plan is equal to the excess of the benefit amount the participant would receive under the cash balance pension plan but for the elective deferrals or the Code limitations over the amount of the distribution to which the participant is entitled under the cash balance pension plan. The supplemental retirement benefit is calculated pursuant to the provisions of the plan and paid in a single sum. Also, in the event of the death of a participant prior to the participant’s benefit payment date, a single sum, or payments made in installments, in accordance with the participant’s election, calculated pursuant to the provisions of the plan, is paid to the participant’s beneficiary. Benefits under this plan are paid from our general assets. Benefits under this plan are paid only to the extent they are vested. A participant with a vested benefit under the cash balance pension plan is paid the supplemental retirement benefit according to the schedule set forth in the plan or as soon as administratively practicable thereafter.

Cash balance pension plan projections and supplemental cash balance pension plan projections for the named executive officers appear below:

	Cash Balance Plan Projection			Supplemental Cash Balance Plan Projection			Combined Proj Total Benefits Cash Bal + Suppl. Cash Balance
Name	Age 55		Age 65	Age 55		Age 65	Age 55		Age 65
Michael A. Stocker, M.D.	$	n/a	$317,543	$	n/a	$2,691,419	$	n/a	$3,008,962
David B. Snow, Jr.		$167,505	$433,131		$731,013	$1,980,371		$898,518	$2,413,502
Kenneth O. Klepper		$213,318	$517,184		$913,579	$2,600,178		$1,126,897	$3,117,362
Gloria M. McCarthy		$678,037	$1,362,914		$1,261,773	$2,965,092		$1,939,810	$4,328,006
John W. Remshard	$	n/a	$355,639	$	n/a	$989,255	$	n/a	$1,344,894

These projections are estimates and assume the following:

•	the terms of the plan and current regulatory minimums and maximums do not change;

•	company credits and/or transition credits are added to the balances;

•	investment return of 3.18% for the current year and 5.50% for each year thereafter;

•	all future pensionable earnings remain the same as what was reported in 2001; and

•	projections of January 1, 2002 opening balances.

401(k) Employee Savings Plan

Employees who are 21 years of age or older and have completed three months of service with us are eligible to participate in our 401(k) employee savings plan, a tax-qualified employee savings and retirement plan under Section 401(k) of the Code. Under this plan, the participant may choose to contribute from 1% to 30% of his or her compensation, up to the maximum annual limit set by the Internal Revenue Service, or the IRS. Employees who are deemed highly compensated under the Code can contribute up to 14% of their annual compensation to this plan.

Participants are always 100% vested in the value of their contributions to the 401(k) employee savings plan. In addition, we match 50% of the employee’s contribution up to the first 6% of compensation. Employees are vested in the company match after completing three years of service. The Code provides that employees aged 50 or older are eligible to make catch-up contributions to the plan, which allow them to contribute more dollars for retirement beyond the usual limits set by the IRS. For 2002, the catch-up contributions are limited to an additional $1,000 per employee.

Employees may invest their contributions in any of the following funds: Guaranteed Interest Account (5-year), Principal Money Market Account, Principal Bond and Mortgage Separate Account, Principal Large Cap Stock Index Separate Account, Principal Stock Emphasis Balanced Separate Account, Merrill Lynch Basic Value A Fund, Fidelity Growth and Income Fund, Fidelity Low Priced Stock Fund, Putnam Voyager Fund II(A), and Putnam International Growth A Fund.

Employees may receive an early partial or full distribution from their 401(k) accounts for the following reasons: reaching age 59½; death; becoming permanently disabled; termination of employment or in order to comply with a qualified domestic relations order.

The employer 401(k) matching contributions for the named executives are indicated in the chart below:

2001 401(k) Employee Savings Plan Matching Contributions

Employee Name	401(k) Match (Employer Contributions)
Michael A. Stocker, M.D.	$5,100
David B. Snow, Jr.	$5,100
Kenneth O. Klepper	$5,100
Gloria M. McCarthy	$5,100
John W. Remshard	$5,100

Executive Savings Plan

Our executive savings plan enables executives to defer a portion of their base salaries or incentive compensation and to receive the benefit of a matching contribution from our company. Highly compensated employees, as defined in the Code, are eligible to participate in the unfunded, non-qualified executive savings plan based on a qualifying salary range which is adjustable on a yearly basis. In 2002, employees who had an annual base salary of at least $95,000 as of December 1, 2001 (or date of hire if a newly hired employee) or total compensation earned from January 1 through December 1, 2001 of at least $130,000, may participate in the plan.

Participation in the executive savings plan is voluntary, and participants may make whole year and make-up elections. A whole-year election is effective for the entire plan year and must specify a deferral percentage between 5% and 33 1/3% of base salary, any incentive award under the annual executive incentive compensation plan and any other performance-based awards. The participant’s deferred account is 100% vested at all times. If employees elect to make a make-up election, the maximum whole-year deferral election cannot exceed 27 1/3%.

A make-up election becomes effective once a participant’s total compensation reaches the maximum amount that can be recognized in that plan year under applicable tax laws for purposes of the 401(k) employee savings plan. As of June 30, 2002, the maximum amount was $200,000. A make-up election is for any whole percentage up to 6% of total compensation in excess of $200,000. We will credit the employee’s account with an employer match equal to 50% of the amount of the total compensation deferred pursuant to the make-up election. Vesting for the employer match is 3 years of service.

The participant may designate, from among the investment funds available for selection under the plan, the fund or funds to be used to attribute hypothetical investment performance to amounts added to his or her account during the plan year. The following funds are available for investment performance selection:

•	Vanguard S&P 500 Index Trust;

•	Vanguard Total Bond Market Index Fund; and

•	Fidelity Balanced Fund.

The mutual funds indicated above are subject to market fluctuations and, as such, there are no above market or preferential earnings on deferred compensation paid during the fiscal year or payable during that period but deferred at the election of the named executive officer.

Executive savings plan contributions in 2001 for the named executive officers are indicated below:

2001 Executive Savings Plan Employee/Employer Contributions

Employee Name	Whole Year Election	ESP Whole Year Contributions	ESP Make-Up Election %	Make-Up Election Employee Contributions	ESP Match (Employer Contributions)
Michael A. Stocker, M.D.	27.33%	$588,453	6.00%	$83,681	$41,841
David B. Snow, Jr.	6.00%	$ 60,968	6.00%	$47,110	$23,555
Kenneth O. Klepper.	0.00	$ 0	6.00%	$69,396	$34,698
Gloria M. McCarthy	0.00	$ 0	6.00%	$40,353	$20,177
John W. Remshard	0.00	$ 0	6.00%	$37,043	$18,522

Special Incentive Performance Plan

On August 3, 2000 we entered into a special performance incentive plan agreement with Mr. Klepper, relating to compensation through December 31, 2002. Under the agreement, Mr. Klepper received $500,000 in 2001 with respect to service performed in 2000 (which amount is reflected in the Summary Compensation Table) and $750,000 in March 2002 with respect to service performed in 2001 (which amount is not reflected in the Summary Compensation Table). In addition, he is entitled to receive a bonus of up to $750,000 with respect to service performed in 2002, payable in 2003, contingent upon achievement (as determined in good faith by the compensation committee which has the right to waive the achievement of these goals if the committee determines that it is appropriate) of certain strategic performance goals which were established for each year of the three-year life of the agreement. Mr. Klepper is not eligible for the award if he resigns or is terminated for cause prior to the expiration of the agreement or receipt of the award. The agreement provides for payment of the award if Mr. Klepper is terminated for reasons other than for cause as defined in the agreement or if Mr. Klepper’s employment terminates as a result of his death or disability. Under this agreement, Mr. Klepper agrees that, for a duration of six months following the termination of his employment, he will not solicit, entice or induce any of our or our subsidiaries’ employees to become employed by another person.

Employment Agreements

Other than as set forth above, we currently do not have any employment agreements covering our chief executive officer and our four most highly compensated executive officers. Following completion of the offering, we intend to enter into change-of-control agreements with certain of our executive officers, subject to approval by our board of directors. We expect that these agreements, if approved by our board, will provide for compensation to be paid to such executive officers upon the occurrence of a merger, restructuring, sale of all or substantially all of our assets or other similar type of transaction which will be deemed a change of control. Compensation may be paid in the form of salary, bonus, stock options or other benefit or any combination of these.

Employee Stock Incentive Plan

We are considering the adoption of an employee stock incentive plan after the completion of this offering for our executive officers and employees, subject to the approval of our stockholders. Our compensation committee will determine the number of shares and other terms of each grant to any of our executive officers. Under the plan of conversion, we have agreed not to make any grants of any stock awards or stock options to employees or directors prior to the first anniversary of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Fund and the Foundation

Registration Rights Agreement.    We will enter into a registration rights agreement with the Fund and the Foundation, effective commencing 180 days from the date of the offering and ending on the day on which there will no longer exist registrable common stock. Pursuant to this agreement, the Fund will have the right, subject to the conditions listed below, to require us to effect a registered offering of the shares of our common stock owned by the Fund. The Foundation will have the right to participate in this registration, but will not have the right to require us to register their shares. However, we are not required to file a registration statement in response to a demand if:

•	we have previously effected a demand registration in the preceding 120 days;

•	with respect to a demand made within the first 42 months after the offering, we previously effected two demand registrations at any time during the calendar year in which the demand was received;

•	with respect to a demand made after the first 42 months after the offering, we previously effected a demand registration at any time during the calendar year in which the demand was received;

•	we held an offering of common stock in the preceding 90 days (other than a registration related to dividend reinvestment plans and similar plans);

•
the demand was made during a blackout period (defined in the agreement generally to mean a period, not to exceed 120 days, during which we are engaged in certain major corporate transactions, such as an acquisition, financing or registered offering); or

•	the demand was not for a certain specified minimum dollar amount of shares of common stock.

The Fund and the Foundation may also participate in any other registration of our common stock that we undertake during the effective period (other than a registration on Form S-4, Form S-8 or Form S-3 (with respect to dividend reinvestment plans and similar plans)). In this regard, with respect to these other registrations that we undertake within 24 months from the date of the offering, the Fund and the Foundation will have the right to sell, in the aggregate, up to a maximum of 50% of the shares of common stock sold to the public pursuant to the registration.

During the 90-day period commencing on the effective date of a registration statement filed in response to demand by the Fund, we will be prohibited from effecting public sales of our common stock (or securities convertible into or exchangeable for our common stock), subject to certain exceptions. We will indemnify the Fund and the Foundation against certain liabilities, including liabilities under the federal securities laws, in connection with any registrations effected pursuant to the registration rights agreement and will pay certain costs and expenses relating thereto.

Voting Trust and Divestiture Agreement.    As part of the conversion, we became a party to license agreements with the Blue Cross Blue Shield Association to use the Blue Cross and Blue Shield names and service marks. The Blue Cross Blue Shield Association requires us to impose limitations on the ownership of our stock in order to maintain our independence from the control of any single stockholder or group of stockholders. We describe these limitations under “Description of Capital Stock—Limitations on Ownership of Common Stock in Certificate of Incorporation.”

The Fund’s ownership of approximately 79% of our outstanding shares of common stock after the offering will exceed the ownership limitations imposed by the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has agreed to waive the ownership limitations for the Fund, provided the Fund agrees to the terms of the voting trust and divestiture agreement described below.

Under the voting trust and divestiture agreement:

•
60,902,001 of the Fund’s shares of our common stock, which will equal approximately 74% of all of the shares of our common stock to be outstanding upon completion of the conversion, will be deposited into a voting trust. These shares will remain subject to the voting trust until the Fund sells them or the voting trust terminates. The remaining shares of our common stock owned by the Fund are not subject to the voting trust. The Fund may also withdraw shares from the trust to maintain a level of ownership of shares outside the trust not to exceed 5% of our outstanding shares of common stock less one share.

•
The trustee of the voting trust (whose fees will be paid by us) will vote the shares of common stock owned by the Fund which are held in the voting trust for nominees for director as approved by a majority of the independent members of our board and the trustee will vote against any nominee for director for whom no competing candidate has been nominated or selected by a majority of the independent members of our board. Regarding employee compensation plans for which stockholder approval is sought or a precatory stockholder proposal (that is, an advisory proposal made by a stockholder pursuant to Rule 14a-8 under the Securities Exchange Act that merely recommends or requests that we or our board of directors take certain actions), the trustee will vote all the shares of common stock owned by the Fund which are held in the voting trust in the same proportions as the shares voted by all holders of our common stock, other than the voting trust, the Fund and directors, officers, trustees of any of our employee benefit plans and any such plans of affiliates of our company. Unless initiated by or with the consent of a majority of the independent members of our board, the trustee will vote against removal of any of our directors. On change of control proposals submitted to stockholders by our board of directors, the trustee will vote all the shares of common stock owned by the Fund that are held in the voting trust in accordance with the direction of the Fund, in its sole discretion. On all other matters the trustee will vote as recommended by a majority of the independent members of our board of directors. Except as described below, the Fund will not, and will not encourage our board of directors, or any other person or entity to, nominate any persons to or appoint any individual to fill any vacancy on our board of directors other than a person nominated by a majority of the independent members of our board of directors.

•	The Fund must sell the shares deposited in the voting trust so that it:

—	owns less than 50% of our outstanding shares of capital stock by the third anniversary of the date of this offering, subject to extension;

—	owns less than 20% of our outstanding shares of capital stock by the fifth anniversary of the date of this offering, subject to extension; and

—	owns less than 5% of our outstanding shares of capital stock by the tenth anniversary of the date of this offering, subject to extension.

•
The Blue Cross Blue Shield Association will have the sole and absolute authority and discretion to determine whether to grant an extension, except that the divestiture deadlines automatically extend for the length of blackout periods under the registration rights agreement, if any, occurring within 180 days prior to the end of the applicable deadline.

•
The Fund may dispose of these shares only in a manner that would not violate the ownership limits and requirements contained in our certificate of incorporation, described below under “Description of Capital Stock—Limitations on Ownership of Common Stock in Certificate of Incorporation,” and any other agreements we have with the Fund. While the Fund owns shares in excess of the ownership limit, the Fund will not tender or sell any shares of common stock to any person if, to the knowledge of the Fund’s board members, such person, prior to the sale, owned an amount of our common stock in excess of the applicable ownership limit or if such a sale would cause such person to beneficially own an amount of shares of our common stock in excess of the applicable ownership limit. The Fund also may not acquire beneficial ownership of any more of our shares, unless it receives the shares in a stock split, restructuring or other similar transaction.

•
While the Fund owns shares in excess of the ownership limit, it may not sell, tender or offer to sell or tender to any person, any shares of our common stock in response to any tender offer, merger or any proposal or offer to acquire any of our shares of common stock or our assets that is opposed by a majority of our independent directors.

•	The Fund may not solicit proxies from our stockholders or become a participant in any solicitation of proxies from our stockholders or initiate or solicit any stockholder proposals to us.

•
If the Fund fails to own less than 50% of our outstanding shares of capital stock by the third anniversary of the date of this offering, 20% of our outstanding shares of capital stock by the fifth anniversary of the date of this offering or 5% of our outstanding shares of capital stock by the tenth anniversary of the date of this offering, subject to any extensions, then all the shares the Fund holds in excess of the applicable ownership limit will be placed with a third party sales agent who will arrange for the sale of such excess shares in as prompt a manner as will be commercially reasonable. Until sold, the trustee will vote these excess shares in accordance with the recommendation of an independent majority of our board of directors on all matters.

•
If we declare and pay cash dividends on shares of our common stock, the Fund will receive all cash dividends paid on shares held in the voting trust. Any stock dividends paid on our shares of common stock held in the voting trust will be subject to the provisions of the voting trust as if originally deposited in the voting trust.

•
The Fund may not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, any person with respect to change of control transactions; provided, however, that the Fund may have discussions, meetings or other communications with any person who has made a change of control proposal that is approved by our board of directors.

•
The Fund may not publicly allege or initiate or join any litigation that alleges that the ownership limitations and other restrictions on the Fund set forth in our certificate of incorporation, bylaws or the voting trust agreement are not enforceable in accordance with their terms, that our board of directors should not enforce such limitations or restrictions, or that our board of directors should approve, adopt, disapprove or abandon any proposal for a sale of our company.

•
For so long as the Fund owns 5% or more of our outstanding capital stock, but in no event for a period of time greater than five years from the date of the offering, the Fund will have the right to present a slate of three candidates for our board of directors, each of whom must meet certain independence criteria and other qualifications, and our board must select one of these candidates for election as a Class 3 director, provided our board may reject all candidates, subject to the Fund’s right to produce a new slate. This director’s term will expire in 2005, provided that if this provision is still in effect upon the expiration of this director’s term, the Fund will have the right to propose a new member. If the director resigns prior to the end of his or her term, the Fund will be entitled to propose a new member in accordance with these procedures.

•
For so long as the Fund owns 20% or more of our outstanding capital stock, the Fund will have certain rights to receive information about us from their designee to our board of directors. The Fund’s right to receive any information will be subject to their entering into arrangements with us concerning confidentiality, compliance with federal securities laws and other related matters.

•
For so long as the Fund owns 20% or more of our outstanding capital stock, it will have certain rights to consult with its designee to our board of directors about change of control proposals to be solicited or received by us.

•	The voting trust terminates when the Fund owns less than 5% of our issued and outstanding shares of capital stock (or, if earlier, upon the permanent termination of our BCBSA licenses).

The plan of conversion and voting trust and divestiture agreement also provide that we will not re-nominate two non-independent members of our board of directors whose terms will expire in 2003 and will nominate two independent directors for election in their place.

Confidentiality Agreement.    We also will enter into a confidentiality agreement with the Fund that will govern the disclosure of information about us that the Fund’s board members receive pursuant to the voting trust and divestiture agreement.

Other Business Relationships

Mr. William T. Lee, a member of our board of directors, is Executive Vice President of the Union of Needletrades, Industrial and Textile Employees (UNITE), which is one of our labor union accounts. For the year ended December 31, 2001, we received $23.2 million in premiums from UNITE.

Mr. John R. Gunn, a member of our board of directors, is Executive Vice President and Chief Operating Officer of Memorial Sloan-Kettering Cancer Center, which is a provider in our network. For the year ended December 31, 2001, we made payments to Memorial Sloan-Kettering in the amount of $77.1 million for reimbursement of claims.

Dr. Veronica C. Santilli, M.D., a member of our board of directors, is in group practice at Brook-Island Pediatric Group, which is a provider in our network. For the year ended December 31, 2001, we made payments in the amount of $330,000 to this group practice for reimbursement of claims.

Mr. John F. McGillicuddy, a member of our board of directors, served as Chairman of the Board of New York Presbyterian Hospital during 2000. During 2000, New York Presbyterian Hospital merged with New York Hospital. For the year ended December 31, 2000, we made payments to New York Presbyterian Hospital and New York Hospital in the amount of $90.7 million for reimbursement of claims.

We, indirectly, own a 24.975% interest in National Accounts Service Company, LLC (NASCO), the company that processes our national accounts claims. Kenneth O. Klepper, one of our executive officers, serves on the board of NASCO. For the years ended December 31, 1999, 2000 and 2001, we made payments to NASCO in the amounts of $10.8 million, $10.5 million and $12.8 million, respectively, for these services.

Mr. John E. Zuccotti, a member of our board of directors, is Senior Counsel to Weil, Gotshal & Manges LLP, a law firm which renders legal services to us and our subsidiaries.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information with respect to the beneficial ownership of our common stock by the Fund and the Foundation immediately prior to the completion of this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering. To our knowledge, subject to the provisions of the voting trust and divestiture agreement, the Fund and the Foundation have sole voting and investment power with respect to their shares of common stock listed. See “Certain Relationships and Related Transactions—Voting Trust and Divestiture Agreement.”

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Sold In the Offering	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
The New York Public Asset Fund c/o LeBoeuf, Lamb, Greene & MacRae 125 West 55th Street New York, New York 10019 Attn: Daniel Rabinowitz	78,185,000	95%	13,168,000	65,017,000	79%
The New York Charitable Asset Foundation c/o LeBoeuf, Lamb, Greene & MacRae 125 West 55th Street New York, New York 10019 Attn: Daniel Rabinowitz	4,115,000	5%	693,053	3,421,947	4.2%

The Fund also owns the outstanding share of our Class B common stock. As of the date of this offering, none of our directors or executive officers beneficially owns any shares of our capital stock.

DESCRIPTION OF CAPITAL STOCK

Upon completion of the conversion and this offering, our authorized capital stock will consist of 225,000,000 shares of common stock, $0.01 par value per share, one share of Class B common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. We refer you to our certificate of incorporation and bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

The provisions of Delaware law, the New York insurance laws and our certificate of incorporation and bylaws and state law provisions discussed below could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise or to effect other change in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Description of Common Stock and Class B Common Stock

The Fund is the sole stockholder of our Class B common stock. The Class B common stock is non-transferable and will automatically convert into an equal number of shares of capital stock when the Fund is no longer the record or beneficial holder of 5% or more of the issued and outstanding shares of our common stock. Holders of the common stock and Class B common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights and preferences of holders of our common stock and Class B common stock will be junior to the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Voting Rights.    Each share of common stock and Class B common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. The common stock and Class B common stock vote together as a single class on all such matters. However, under our certificate of incorporation and the voting trust and divestiture agreement, the affirmative vote of the Fund, voting separately as the holder of the Class B common stock, subject to certain exceptions, will be required for the following actions that would adversely affect the financial interests, voting rights or transferability of the Fund’s shares of common stock:

•	a recapitalization or restructuring of our capital stock;

•	the creation of a new class of capital stock or the creation of a series of preferred stock; and

•	the issuance of additional shares of our capital stock.

This provision will result in the Fund retaining substantial control over certain of our corporate actions, despite any substantial accumulations of common stock by third parties.

The foregoing will not apply to the following:

•
any creation, authorization or issuances (including recapitalizations, restructurings or similar transactions) of capital stock in connection with acquisitions or mergers to which we or any affiliates are party, that are approved by a majority of the independent directors of our board;

•
any recapitalization or restructuring of our capital stock or amendment to our certificate of incorporation in connection with a merger to which we are party and which constitutes a change in control submitted by our board of directors to shareholders for a vote thereon;

•	issuances in connection with stock option plans or any other equity based compensation arrangements that are approved by a majority of the independent directors of our board;

•	issuances of debt which is not convertible into common stock;

•	issuances of our preferred stock or capital stock in connection with a shareholder rights plan;

•
issuances of our capital stock, or any debt convertible into our capital stock, in an underwritten public offering or a private offering pursuant to Rule 144A of the Securities Act at a sale price above the then prevailing market price of our capital stock, provided that any such issuance of capital stock will require approval of the Fund, as the holder of the Class B common stock, if such capital stock has a right to a class vote or is senior in right of payment to the capital stock held by the Fund; and

•	from and after the fifth anniversary of the offering, any creation, authorization or issuance of preferred stock for sale in public or private transactions.

See “Risk Factors—The Fund may have interests in our company that differ from your interests as a public stockholder.”

Dividends.    Subject to the preferential rights, if any, of any outstanding shares of preferred stock, the holders of common stock and/or Class B common stock will be entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock or Class B common stock out of funds legally available for that purpose.

Liquidation.    Upon our liquidation, dissolution or winding up, holders of common stock and Class B common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities, subject to the preferential rights, if any, of any outstanding shares of preferred stock.

Special Meetings of Stockholders.    Special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or a majority of the board of directors.

No Stockholder Action by Written Consent.     Our certificate of incorporation does not permit our stockholders, other than the Fund, as the holder of the Class B common stock, to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Advance Notice Requirements for Stockholder Proposals Other than Nomination of Directors.    Our bylaws provide that stockholders must deliver a written notice to our corporate secretary regarding proposals to be voted on by the other stockholders at an annual meeting or at a special meeting to elect directors not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided that if the date of the annual meeting is more than 30 days before or more than 60 days after this anniversary date, the proposing stockholder must deliver the notice not later than the 10th day following the day on which we announce the date of the annual meeting.

Advance Notice Requirements for Director Nominations.    In order for an individual who is not nominated for election as a director by a majority of our independent directors to be a qualified candidate:

•	the individual must be nominated for an election to be held at an annual meeting of stockholders or a special meeting of stockholders held for the purpose of electing directors;

•	the individual must be nominated by a stockholder of record on the record date for the meeting;

•
the nominating stockholder must deliver written notice to our corporate secretary not later than the 90th day nor earlier than the 120th day prior to the anniversary of the preceding year’s annual meeting. If we amend our charter to increase the number of directors and we do not make a public announcement which names all of the candidates for director or which specifies the size of the increased board of directors at least 100 days prior to the anniversary of the preceding year’s annual meeting, the nominating stockholder must nominate the candidates for the expanded positions not later than the 10th day following the day on which we make the public announcement of the meeting; and

•
if the election will be held at a special stockholder’s meeting to elect directors, the nominating stockholder must nominate its candidates by delivering a notice to our corporate secretary not later than the close of business on the 10th day following the day on which we first make the public announcement of the meeting.

The public announcement of an adjournment of an annual meeting will not start a new time period for the giving of a nominating stockholder’s notice.

Amendments; Supermajority Vote Requirements.    Our bylaws provide that our board of directors may amend our bylaws by the approval of a majority of directors present at a meeting at which a quorum is present. However, amendment of certain provisions of our bylaws, including the prohibition on cumulative voting and the section dealing with special stockholders’ meetings, requires the approval of a majority of our independent directors. Stockholders may not amend or replace our bylaws unless such amendment or replacement is approved by holders of at least 75% of our issued and outstanding shares of common stock.

Power to Alter the Number of Directors and the Size of Classes.    Our board of directors, subject to limitations described in our certificate of incorporation, will have the power by a resolution adopted by an independent majority of our board to change the total number of directorship positions on our board and to change the number of directorship positions in any of our three classes of directors provided by our certificate of incorporation.

Cumulative Voting.    Our bylaws prohibit cumulative voting for the election of directors.

Board of Directors

Classification.    Our board of directors is divided into three classes serving staggered three year terms. See “Management—Board Composition.”

Affiliation.    Our certificate of incorporation provides that at least 80% of the members of our entire board of directors must qualify as “non-affiliated” directors as defined in our certificate of incorporation.

Limitations on Ownership of Common Stock in our Certificate of Incorporation

Our license agreements with the Blue Cross Blue Shield Association require, as a condition to our retention of the licenses, that our certificate of incorporation contain certain provisions, including limitations on the ownership of our common stock. Our certificate of incorporation provides that except for shares issued to the Fund in the conversion, no person may beneficially own shares of our voting capital stock in excess of the specified Blue Cross Blue Shield Association ownership limit. The Blue Cross Blue Shield Association ownership limit, which may not be exceeded without the prior approval of the Blue Cross Blue Shield Association, is the following:

•	for any “Institutional Investor,” one share less than 10% of our outstanding voting securities;

•	for any “Noninstitutional Investor,” one share less than 5% of our outstanding voting securities; and

•	for any person, one share less than the number of shares of our common stock or other equity securities (or a combination thereof) representing a 20% or more ownership interest in our company.

“Institutional Investor” means any person if (but only if) such person is:

•	a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, or Exchange Act;

•	a bank as defined in Section 3(a)(6) of the Exchange Act;

•	an insurance company as defined in Section 3(a)(19) of the Exchange Act;

•	an investment company registered under Section 8 of the Investment Company Act of 1940;

•	an investment adviser registered under Section 203 of the Investment Advisers Act of 1940;

•	an employee benefit plan, or pension fund which is subject to the provisions of ERISA or an endowment fund;

•
a parent holding company, provided the aggregate amount held directly by the parent, and directly and indirectly by its subsidiaries which are not persons specified in the six bullet points listed above, does not exceed one percent of the securities of the subject class such as common stock; or

•	a group, provided that all the members are persons specified in the seven bullet points listed above.

In addition, every filing made by such person with the Commission under Regulations 13D-G (or any successor regulations) under the Exchange Act with respect to that person’s beneficial ownership of capital stock must contain the certification required by Item 10 of Schedule 13G, which states, in effect, that our common stock acquired by that person was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of our company and was not acquired in connection with or as a participant in any transaction having such purpose or effect.

“Noninstitutional Investor” means any person that is not an Institutional Investor.

Any transfer of stock that would result in any person beneficially owning shares of capital stock in excess of the ownership limit will result in the intended transferee acquiring no rights in such shares (with certain exceptions) and the person’s shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of the shares will not violate the ownership limit. These provisions prevent a third party from obtaining control of our company without obtaining the prior approval of our continuing directors and the 75% supermajority vote of our stockholders required to amend these provisions of our certificate of incorporation and may have the effect of discouraging or even preventing a merger or business combination, a tender offer or similar extraordinary transaction involving us.

The Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•
upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
the business combination is approved by a majority of the board of directors and authorized at a meeting of stockholders, and not by written stockholder consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include any person:

•	that is the owner of 15% or more of the outstanding voting stock of the corporation;

•
that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; or

•	that is an affiliate or associate of the previously-mentioned person.

New York and New Jersey Insurance Laws

The holding company laws and regulations of New York and New Jersey and certain regulations issued by the Department of Health restrict the ability of any person to acquire control of an insurance company or HMO without prior regulatory approval. Applicable New York statutes and regulations require the prior approval of the

New York State Commissioner of Health for any acquisition of control of Empire HealthChoice HMO, Empire or WellChoice, and the prior approval of the Superintendent for any acquisition of control of Empire or WellChoice. Similarly, New Jersey law requires the prior approval of the Commissioner of Banking and Insurance for any acquisition of control of WellChoice, Empire or WellChoice Insurance of New Jersey. Under these statutes and regulations, without the required approvals (or an exemption), no person can acquire any voting security of a domestic insurance company or HMO, or an insurance holding company that controls a domestic insurance company or HMO, or merge with such a holding company, if as a result of the transaction, the acquiror would “control” the domestic insurance company or HMO. “Control” is generally defined under the New York and New Jersey insurance laws and regulations as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Under our certificate of incorporation, a director will not be deemed to breach any fiduciary duty or other obligation owed to our stockholders or any other person by reason of:

•
failing to vote for (or voting against) any proposal or course of action that, in the director’s judgment, would breach any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or its successors, or could lead to termination of any license granted to us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association; or

•
voting in favor of any proposal or course of action that, in the director’s judgment, is necessary to prevent a breach of any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or that could prevent termination of any license granted to us or any subsidiary or affiliate by Blue Cross Blue Shield Association.

Indemnification of Directors and Officers

The Delaware General Corporation Law provides for the power to indemnify any directors, officers, employees and agents and to purchase and maintain insurance with respect to liability arising out of their capacity or status as directors, officers, employees and agents. The indemnification provisions are not exclusive of any other rights to which directors and officers may be entitled under a corporation’s certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise.

Our bylaws provides that every person who:

•
is or was a director, officer, employee or agent of our company or of any constituent corporation absorbed by us in a consolidation or merger, or the legal representative of any such director, officer, employee, or agent; or

•
is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at our request, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

must be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving the person in this capacity. Our bylaws also provides that, during the pendency of any such proceeding, we will advance to the fullest extent permitted by law expenses incurred from time to time by an indemnified person in connection with the proceeding, subject to our receipt of an undertaking as required by law.

Advancement of Expenses; Reimbursement of Expenses.    To the extent permitted by the Delaware General Corporation Law and our certificate of incorporation, our bylaws provide that certain expenses incurred in defending various types of claims may be advanced by us. In addition, attorney’s fees incurred by any of our directors or officers in enforcing any such person’s indemnification rights will be reimbursed by us to such directors and officers if it is ultimately determined that such people were entitled to indemnification by us.

Indemnification of Officers and Directors.    Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability asserted against or incurred by these individuals in their capacity, or arising out of their status, regardless of whether other provisions of our bylaws would permit indemnification. However, we do not have to indemnify for any amounts which have been paid directly to such person by insurance maintained by us, and any indemnification provided pursuant to the indemnification section of our bylaws cannot be used as a source of contribution to, or as a substitute for, any indemnification obligation available from another entity. Indemnification will not be given if the amounts are covered by another indemnification obligation or by insurance coverage.

Listing

We have applied to have our common stock quoted on the New York Stock Exchange under the symbol “WC.”

Transfer Agent and Registrar

Upon completion of the conversion and the offering, the transfer agent and registrar for our common stock will be the American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding an aggregate of 82,300,000 shares of common stock, assuming no exercise of the underwriters’ over-allotment option, and one share of Class B common stock. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are subject to the restrictions on transfer contained in the lock-up agreements described in “Underwriting” or are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. 68,438,947 shares of our common stock, being the number of shares of our common stock that will be outstanding upon completion of this offering excluding the shares sold in our initial public offering, will be restricted securities, as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act, including an exemption from registration under Rule 144 under the Securities Act.

Lock-up Agreements

All of our executive officers and directors, the Fund and the Foundation have entered into the lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock that are restricted securities for at least one year, or an affiliate who holds non-restricted shares, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 823,000 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights Agreement

We have entered into a registration rights agreement with the Foundation and the Fund. See “Certain Relationships and Related Transactions—Relationship with the Foundation and the Fund.”

We do not have any other contractual obligations to register our common stock.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES OF THE CONVERSION TO WELLCHOICE
The following general discussion of the material U.S. federal income tax consequences of the conversion to WellChoice is based upon advice received by us from our counsel, Weil, Gotshal & Manges LLP. In connection with the offering, counsel will opine that no gain or loss will be recognized by HealthChoice in connection with its conversion to a for-profit insurer (except in connection with certain intra-group asset transfers contemplated as part of the related reorganization transactions), as well as that this discussion is a fair and accurate description. Because of the absence of determinative legal authority, counsel is unable to opine as to whether, after the conversion, we will continue to be eligible for the benefits of Section 833 of the Code or will be able to utilize our existing tax losses and tax credit carryovers without limitation under Sections 382 and 383 of the Code. This discussion is based upon current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

We believe that the conversion, including the modification of the corporate charter of HealthChoice and the related reorganizing transactions, will not result in any significant tax liability for WellChoice, Empire and the corporate group for the year of the conversion. We do not expect the conversion of HealthChoice to a for-profit accident and health insurer to be a taxable event, and counsel will so opine. While we do expect Empire to recognize gain on the transfer of certain of its assets to WellChoice, we do not expect that any current material tax liability will result from that asset transfer.

As noted above in the section titled “Risk Factors — We may lose tax benefits as a result of the conversion or this offering which could expose us to significant additional tax liability and may have an adverse impact on our cash flow and reported operating results,” we have benefited from certain favorable aspects of our tax designation over the years. Specifically, as discussed in greater detail below, we have reported our income for tax purposes using certain beneficial rules afforded to Blue Cross Blue Shield member plans under Section 833 of the Code and, in addition, have substantial tax loss and credit carryovers. While not free from doubt, we anticipate that, after the conversion and this offering, we will continue to be entitled to report our income using the rules of Section 833.

Moreover, we expect our significant tax losses from prior periods and tax credit carryovers should continue to be available to offset future taxable income and taxes of the WellChoice group, subject to possible future limitations imposed by Sections 382 and 383 of the Code, as discussed below, in the event that the ownership of WellChoice common stock is treated as having shifted beyond statutorily established thresholds (including due to sales of WellChoice common stock by the Fund and/or Foundation). As noted below, the IRS may successfully assert that the conversion itself results in the application of Sections 382 and 383, and the resulting potential limitations (depending upon the equity value of WellChoice at the time of the conversion) on our use of our tax losses and credit carryovers.

In addition, as noted above, we anticipate that our Section 833 benefits will continue to be available after the conversion and this offering. Specifically, as a Blue Cross Blue Shield plan in existence on August 16, 1986, we are allowed a deduction based on the amount by which 25% of our claims and expenses exceeds our adjusted surplus and a 100% deduction for increases to our unearned premium reserve (rather than the 80% deduction that is afforded most insurance companies). In addition, we have been entitled to adjust the tax basis of assets that we owned on January 1, 1987, to their fair market value as of that date. These special tax benefits will remain available to us as long as we do not undergo a “material change” in operations or structure. Current law does not directly address whether the conversion will constitute such a material change and, therefore, while we believe that we will retain these special tax benefits, the matter is not free from doubt.

As noted above, the anticipated tax consequences of the conversion and related transactions for WellChoice, Empire and the corporate group are subject to certain uncertainties, including the proper characterization for tax purposes of the conversion and the related transactions, the ability to continue utilizing our Section 833 benefits and the availability of our tax loss and credit carryovers. On October 1, 2002, we submitted a request for a ruling from the IRS confirming, among other things, the non-taxability of the transactions to WellChoice, Empire and the corporate group and the inapplicability of the Sections 382 and 383 limitations on the post-conversion use of the group’s existing tax losses and credit carryovers. The ruling request is currently pending and we do not anticipate receiving a response from the IRS before this offering is completed. There can be no assurance that the IRS will favorably rule on any or all of Empire’s requests. If these rulings are not issued and if the IRS were to successfully challenge the positions taken by Empire in connection with the conversion and the related transactions, then the conversion and the related transactions could result in (i) possibly significant current tax liability for the WellChoice corporate group, and/or (ii) the existing tax losses and tax credits being eliminated, reduced or subject to limitation under Sections 382 and 383 of the Code. In this regard, it should be noted that the adverse impact of any such developments may be reduced or eliminated to the extent that higher equity values of WellChoice would permit greater use of tax loss and credit carryovers in the event of an ownership change under Sections 382 and 383.

As noted above, even assuming the inapplicability of the Section 382 and Section 383 limitations on the use by us of our existing tax losses and credit carryovers immediately following the conversion, it is possible that post-conversion sales, redemptions or issuances of the WellChoice stock could result in application of these limitations. Generally, Sections 382 and 383 of the Code apply if the ownership of a company shifts by more than 50 percentage points over a three-year period. Thus, the likelihood that Sections 382 and 383 will apply in the future will depend, in part, on the percentage of stock sold in the offering and on the magnitude and frequency of sales by the Fund or the Foundation in the future. Where Section 382 and Section 383 apply, the use of the loss and credit carryovers and alternative minimum tax credits are limited to an annual amount calculated as a percentage, published monthly by the IRS as the long-term tax-exempt rate, of the total equity value of WellChoice immediately before the ownership shift in question. For example, if WellChoice’s equity value as determined for this purpose at the time of an ownership change were $1 billion, then, assuming a 5% long-term tax-exempt rate, our losses and credit carryovers and alternative minimum tax credits would be allowed to offset only approximately $17.5 million of tax liability per year (assuming a 35% effective tax rate). By contrast, if WellChoice’s equity value at such time were $2 billion, then the application of the limitation would permit us to offset approximately $35 million of tax liability per year.

CERTAIN U.S. FEDERAL INCOME TAX  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below). This discussion is based upon current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

A “Non-U.S. Holder” is a beneficial owner of our common stock that holds such stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of such holder’s personal circumstances. This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of our common stock, who purchase such stock as part of the initial offering and who hold such stock as “capital assets” within the meaning of Section 1221 of the Code (in general, assets held for investment). This discussion does not address special situations, such as the following:

•
tax consequences to Non-U.S. Holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long- term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to partnerships or similar pass-through entities or to persons who hold common stock through a partnership or similar pass-through entity;

•	any state, local or foreign tax consequences.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) where provided for in a treaty in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates as if the Non-U.S. Holder were a U.S. resident. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

•	the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

•
we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the Non-U.S. Holder’s holding period for the common stock.

The tax relating to common stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

Dividends.    We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient and the amount of any tax withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock.    The payment of the proceeds from the disposition of common stock by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. In the case of the payment of the proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION TO WELLCHOICE IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2002, the Fund and the Foundation have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
UBS Warburg LLC
Bear, Stearns & Co. Inc.
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Salomon Smith Barney Inc.
Blaylock & Partners, L.P.
The Williams Capital Group, L.P.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We, the Fund and the Foundation have granted to the underwriters a 30-day option to purchase up to 2,079,158 additional outstanding shares, at the initial public offering price less the underwriting discounts and commissions. The underwriters will purchase the first 1,190,447 of these shares from us and, if all these shares are purchased, the underwriters will purchase 95% and 5% of the remaining 888,681 shares from the Fund and the Foundation, respectively. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representative has informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus.

The selling stockholders and all of our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative until 180 days after the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The New York Stock Exchange under the symbol “WC.”

In connection with the listing of the common stock on The New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Certain of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us, our affiliates and the selling stockholders in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Credit Suisse First Boston Corporation is currently acting as financial advisor to us in connection with the conversion. UBS Warburg LLC, one of the underwriters in this offering, as well as one of its affiliates, are acting as financial advisors to the selling stockholders in connection with the conversion and will receive a fee in connection therewith which we have agreed to pay. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. and/or their affiliates are lenders under our new credit agreement.

Prior to the conversion and this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the selling stockholders and the representative. The factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, included our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Mr. John E. Zuccotti, a member of our board of directors, is Senior Counsel to Weil, Gotshal & Manges LLP. Certain legal matters will be passed upon for us by Hinman & Straub P.C., Albany, New York, special counsel to the Company. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited HealthChoice’s consolidated financial statements and schedules at June 30, 2002 and for the six months then ended and at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Empire, WellChoice, Inc. and our common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the Commission referred to above. Information on our website does not constitute a part of this prospectus.

We intend to furnish our stockholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EMPIRE HEALTHCHOICE, INC. CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors	F-2
Consolidated Balance Sheets as of June 30, 2002 and as of December 31, 2001 and 2000	F-3
Consolidated Statements of Income for the six months ended June 30, 2002 and 2001 (Unaudited) and the years ended December 31, 2001, 2000 and 1999	F-4
Consolidated Statements of Changes in Reserves for Policyholders’ Protection for the six months ended June 30, 2002 and the years ended December 31, 2001, 2000 and 1999	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001 (Unaudited) and the years ended December 31, 2001, 2000 and 1999	F-6
Notes to Consolidated Financial Statements	F-7

Unless otherwise indicated, all financial data presented in this prospectus has been prepared in accordance with GAAP. You should be aware that the New York State Department of Insurance recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York insurance laws and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Department of Insurance to financial statements prepared in accordance with GAAP in making such determinations. See note 10 to our consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
    Empire HealthChoice, Inc.

We have audited the accompanying consolidated balance sheets of Empire HealthChoice, Inc. and subsidiaries as of June 30, 2002 and as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in reserves for policyholders’ protection and cash flows for the six months ended June 30, 2002 and for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empire HealthChoice, Inc. and subsidiaries at June 30, 2002 and at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the six months ended June 30, 2002 and for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/S/    ERNST & YOUNG LLP

New York, New York
August 23, 2002

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2002 Pro Forma (unaudited)	June 30 2002	December 31
			2001	2000
	(In Thousands, except share and per share data)
Assets
Investments:
Fixed maturities, at fair value (amortized cost: $975,465, $909,497 and $911,718)		$984,807	$919,864	$898,836
Marketable equity securities, at fair value (cost: $48,482, $23,482 and $34,003)		44,913	23,418	23,637
Short-term investments		158,969	225,298	125,833
Other long-term equity investments		30,719	27,157	26,749

Total investments		1,219,408	1,195,737	1,075,055
Cash and cash equivalents		373,945	408,588	325,560

Total investments and cash and cash equivalents		1,593,353	1,604,325	1,400,615
Receivables:
Billed premiums, net		131,477	135,965	125,312
Accrued premiums		271,220	267,583	322,235
Other amounts due from customers, net		67,465	68,453	64,147
Notes receivable, net		12,043	10,449	14,236
Advances to hospitals, net		5,554	1,613	3,645
Accrued investment income		12,328	9,446	12,969
Insurance proceeds receivable		3,196	13,716	—
Miscellaneous, net		50,244	49,358	57,168

Total receivables		553,527	556,583	599,712
Property, equipment and information systems, net of accumulated depreciation		100,663	102,949	105,562
Prepaid pension expense		42,197	39,253	30,096
Deferred taxes, net		149,934	118,904	94,924
Other		42,639	27,573	21,574

Total assets		$2,482,313	$2,449,587	$2,252,483

Liabilities and reserves for policyholders’ protection
Liabilities:
Unpaid claims and claims adjustment expense		$628,115	$634,130	$672,419
Unearned premium income		86,433	120,182	105,741
Managed cash overdrafts		177,495	174,602	165,916
Accounts payable and accrued expenses		75,615	114,713	80,363
Advance deposits		154,157	211,256	186,829
Group and other contract liabilities		117,398	96,554	105,525
Postretirement benefits other than pensions		144,351	138,206	136,318
Obligations under capital lease		48,900	50,079	52,012
Other		84,948	80,620	72,682

Total liabilities		1,517,412	1,620,342	1,577,805
Reserves for policyholders’ protection:
Common stock, $0.01 per share value, 225,000,000 shares authorized; 82,300,000 shares issued and outstanding	$823
Class B common stock, $0.01 per share value, one share authorized; one share issued and outstanding	—
Preferred stock, $0.01 per share value, 25,000,000 shares authorized; none issued and outstanding	—
Additional paid-in capital	951,207
Retained earnings	—
Unassigned reserves	—	952,030	813,310	682,332
Accumulated other comprehensive income (loss)	12,871	12,871	15,935	(7,654)

Total reserves for policyholders’ protection	$964,901	964,901	829,245	674,678

Total liabilities and reserves for policyholders’ protection		$2,482,313	$2,449,587	$2,252,483

See notes to consolidated financial statements.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands)
Revenue:
Premiums earned	$2,359,817	$2,162,202	$4,246,168	$3,876,927	$3,362,269
Administrative service fees	194,298	160,254	321,984	264,927	238,932
Investment income, net	34,409	37,261	69,356	65,497	58,736
Net realized investment gains (losses)	(406)	(5,482)	(12,403)	22,035	207
Other income, net	13,624	2,804	6,101	4,298	4,736

Total revenue	2,601,742	2,357,039	4,631,206	4,233,684	3,664,880
Expenses:
Cost of benefits provided	2,057,006	1,915,272	3,738,821	3,426,417	2,944,607
Administrative expenses	401,312	370,892	742,777	686,214	587,306
Conversion expenses	3,628	1,342	2,043	566	3,664

Total expenses	2,461,946	2,287,506	4,483,641	4,113,197	3,535,577

Income from continuing operations before income taxes	139,796	69,533	147,565	120,487	129,303
Income tax (expense) benefit	(20)	(48)	(135)	74,540	(9,139)

Income from continuing operations	139,776	69,485	147,430	195,027	120,164
Loss from discontinued operations, net of taxes of $0	(1,056)	(7,011)	(16,452)	(4,647)	—

Net income	$138,720	$62,474	$130,978	$190,380	$120,164

	Pro forma Information (Unaudited)(1)
	Six months ended June 30, 2002	Year ended December 31, 2001
	(In thousands, except share and per share data)
Pro forma administrative expenses(2)	$422,112	$784,777
Pro forma income from continuing operations before income taxes	$118,996	$105,565
Pro forma income tax expense(3)	$52,894	$45,528
Pro forma net income	$65,416	$49,343
Pro forma earnings per common share	$0.79	$0.60
Shares used to compute pro forma earnings per share	82,300,000	82,300,000

(1)
Following the conversion, Empire HealthChoice, Inc. (“HealthChoice”) will be a for-profit entity and will be subject to state and local taxes as well as federal income taxes at the statutory rate of 35%.

(2)
Includes an estimate of premium and sales and use tax expense as if HealthChoice were a for-profit company of $20,800 and $42,000 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(3)
Includes an estimate of state and local income tax expense as if HealthChoice were a for-profit company of $17,300 and $13,200 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively. Federal income tax expense was computed at the statutory rate of 35%.

See notes to consolidated financial statements.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN RESERVES FOR
POLICYHOLDERS’ PROTECTION

	Unassigned Reserves	Accumulated Other Comprehensive Income (Loss)	Total Reserves for Policyholders’ Protection
	(In Thousands)
Balance at January 1, 1999	$371,788	$7,699	$379,487
Net income	120,164		120,164
Other comprehensive income		2,970	2,970

Comprehensive income			123,134

Balance at December 31, 1999	491,952	10,669	502,621
Net income	190,380		190,380
Other comprehensive loss		(18,323)	(18,323)

Comprehensive income			172,057

Balance at December 31, 2000	682,332	(7,654)	674,678
Net income	130,978		130,978
Other comprehensive income		23,589	23,589

Comprehensive income			154,567

Balance at December 31, 2001	813,310	15,935	829,245
Net income	138,720		138,720
Other comprehensive loss		(3,064)	(3,064)

Comprehensive income			135,656

Balance at June 30, 2002	$952,030	$12,871	$964,901

See notes to consolidated financial statements.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands)
Cash flows from operating activities
Net income	$138,720	$62,474	$130,978	$190,380	$120,164
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,084	13,123	26,741	14,189	17,013
Net realized loss (gain) on sales of investments	406	5,482	12,403	(22,035)	(207)
Provision (credit) for doubtful accounts	2,245	(880)	(1,702)	6,534	(5,555)
Accretion of discount, net	(2,114)	(3,004)	(5,005)	(2,797)	(1,154)
Equity in earnings of other long-term equity investments	(1,189)	(301)	571	6,378	(1,758)
Deferred income tax benefit	(29,380)	(14,171)	(34,828)	(86,902)	(1,599)
Insurance recovery gain	—	—	8,943	—	—
Other	(2,943)	(4,607)	(8,428)	(73)	4,182
Changes in assets and liabilities:
Billed and accrued premiums receivable	(1,830)	(18,590)	42,328	(58,117)	(3,628)
Other customer and long-term notes receivable	(108)	(9,883)	(315)	(160)	(13,951)
Advances to hospitals	(3,526)	1,421	3,920	12,058	24,832
Accrued investment income	(2,883)	1,496	3,523	(1,722)	(2,623)
Insurance proceeds receivable	10,521	—	(13,716)	—	—
Miscellaneous receivables	(893)	14,109	10,390	(12,401)	16,773
Other assets	(15,066)	(9,720)	(5,976)	(23,897)	(16,143)
Unpaid claims and claims adjustment expenses	(6,015)	62,312	(38,289)	81,469	(6,216)
Unearned premium income	(33,749)	23,447	14,441	3,573	(18,973)
Managed cash overdrafts	2,893	(14,560)	8,686	28,496	9,065
Accounts payable and accrued expenses	(39,098)	(21,116)	34,350	4,655	3,459
Advance deposits	(57,099)	(7,029)	24,427	20,706	44,839
Group and other contract liabilities	20,844	(25,345)	(8,971)	(51,454)	13,036
Postretirement benefits other than pensions	6,145	1,812	1,888	696	(1,843)
Other liabilities	1,478	2,593	7,938	6,399	(9,696)

Net cash provided by operating activities	3,443	59,063	214,297	115,975	170,017
Cash flows from investing activities
Purchases of property, equipment and information systems	(15,536)	(20,265)	(33,822)	(44,410)	(25,378)
Proceeds from sale of property, equipment and information systems	1,736	—	—	—	9
Purchases of available for sale investments	(712,366)	(351,366)	(818,465)	(520,362)	(481,537)
Proceeds from sales and maturities of available for sale investments	689,259	275,706	722,951	426,827	337,173
Other	—	—	—	—	(1,500)

Net cash used in investing activities	(36,907)	(95,925)	(129,336)	(137,945)	(171,233)
Cash flows from financing activities
Decrease in capital lease obligations	(1,179)	(918)	(1,933)	(1,469)	(1,067)

Net cash used in financing activities	(1,179)	(918)	(1,933)	(1,469)	(1,067)

Net change in cash and cash equivalents	(34,643)	(37,780)	83,028	(23,439)	(2,283)
Cash and cash equivalents at beginning of period	408,588	325,560	325,560	348,999	351,282

Cash and cash equivalents at end of period	$373,945	$287,780	$408,588	$325,560	$348,999

See notes to consolidated financial statements.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)
1.     ORGANIZATION

Empire HealthChoice, Inc. (“HealthChoice”) dba, Empire Blue Cross and Blue Shield, is a not-for-profit health services corporation licensed under Article 43 of New York State Insurance Law (“Insurance Law”). HealthChoice’s wholly-owned subsidiaries include OldChoice, Inc. (formerly WellChoice, Inc.), Empire National Accounts Service Corporation (“ENASCO”), Empire HealthChoice Assurance, Inc. (“EHCA”), Empire HealthChoice HMO, Inc. and WellChoice Insurance of New Jersey, Inc. (“WCINJ”). EHCA is an accident and health insurance company licensed under Article 42 of Insurance Law. WCINJ is a credit, life and health insurance company licensed in eleven states, currently writes business only in New Jersey. Empire HealthChoice HMO, Inc. is an HMO licensed under Article 44 of the Insurance Law and is also licensed to operate in the State of New Jersey. Prior to its dissolution in 2002, NexxtHealth, Inc. (“NexxtHealth”) was a wholly-owned subsidiary primarily engaged in the development of software to link health care systems to the Internet. In February 2002, the Company discontinued the operations of NexxtHealth.

HealthChoice and its subsidiaries (collectively, the “Company”) offer a comprehensive array of insurance products to employer groups and individuals. Products include traditional comprehensive indemnity health coverage and managed care products and services offered through a health maintenance organization (“HMO”), preferred provider organization (“PPO”) and exclusive provider organization (“EPO”). The Company also processes claims for self-insured employers and government programs. The Company is a member of the Blue Cross Blue Shield Association (“BCBSA”) which provides the Company the ability to participate with other Blue Cross Blue Shield plans in BCBSA sponsored programs and entitles the Company to use the Blue Cross and Blue Shield names and marks in the New York City metropolitan area and one or both of these names and marks in select upstate New York counties.

ENASCO has a 24.975% interest in National Accounts Service Company, LLC (“NASCO”), a limited liability company, which processes national account claims for the Company and other Blue Cross Blue Shield plans.

2.    PROPOSED CONVERSION

In 1996, the Board of Directors approved a proposal to transfer HealthChoice’s assets, liabilities and business to its for-profit subsidiaries, in order to restructure HealthChoice as a for-profit entity. On December 29, 1999 the New York State Superintendent of Insurance (the “Superintendent”) approved HealthChoice’s plan to restructure with certain modifications. That plan was never implemented.

In January 2002, the Governor of the State of New York signed into law Chapter One of the New York Laws of 2002 (the “Conversion Legislation”) providing an express statutory basis for HealthChoice to convert to a for-profit company. Under the Conversion Legislation, the Company filed an amended plan of conversion with the New York State Department of Insurance (the “Department”) on June 18, 2002, to convert from a not-for-profit health services corporation to a for-profit accident and health insurer under the New York insurance laws. In anticipation of the conversion, the Company transferred certain of its HMO business from HealthChoice to Empire HealthChoice HMO, Inc. This transfer occurred on July 1, 2002. Under the Conversion Legislation, the plan of conversion must be approved by the Superintendent. See Note 18.

In accordance with the plan of conversion, HealthChoice will convert from a not-for-profit health services corporation to a for-profit accident and health insurer under the New York insurance laws and the converted HealthChoice will issue all of its authorized capital stock to the New York Public Asset Fund (the “Fund”) and a foundation to be formed (the “Foundation”). The Fund and the Foundation will then receive their respective shares of the common stock of WellChoice, Inc. (“WellChoice”) in exchange for the transfer of all of the outstanding shares of HealthChoice to a wholly-owned subsidiary of WellChoice. WellChoice was formed in

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

August 2002 as a Delaware corporation to be the for-profit parent holding company for the Company after the conversion. EHCA then will merge with the converted HealthChoice, with HealthChoice surviving under the name “Empire HealthChoice Assurance, Inc.”

The conversion will be accounted for as a reorganization using the historical carrying values of the Company’s assets and liabilities. Immediately following the conversion, the Company’s unassigned reserves will be reclassified to par value of common stock and additional paid-capital. Concurrently, HealthChoice will become a wholly owned subsidiary of WellChoice. The costs of the conversion will be recognized as an expense. The Company anticipates that subsequent to the conversion its effective federal income tax rate for financial statement purposes will approximate the 35% statutory rate.

The Fund was established under the Conversion Legislation to receive the “public asset,” or the assets representing 95% of the fair market value of HealthChoice and its subsidiaries on the effective date of the conversion. The Foundation will be a New York not-for-profit corporation established prior to the effective date of the offering pursuant to the Conversion Legislation for charitable purposes to receive the “charitable asset,” or the assets representing 5% of the fair market value of HealthChoice and its subsidiaries on the effective date of the conversion.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of HealthChoice and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments-Fixed Maturities and Marketable Equity Securities

The Company has classified all of its fixed maturity and marketable equity security investments as available for sale and, accordingly, they are carried at fair value. The fair value of investments in fixed maturities and marketable equity securities are based on quoted market prices. Unrealized gains and losses are reported as a separate component of other comprehensive income, net of deferred income taxes. The amortized cost of fixed maturities, including certain trust preferred securities, is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in investment income. Amortization of premiums and discounts on collateralized mortgage obligations are adjusted for prepayment patterns using the retrospective method. Investment income is shown net of investment expenses. The cost of securities sold is based on the specific identification method. When the fair value of any investment is lower than its cost and such a decline is determined to be other than temporary, the cost of the investment is written down to fair value and the amount of the write down is charged to net income as a realized loss.

Short-term Investments

Short-term investments consist principally of U.S. treasury bills, commercial paper and money market investments. The Company considers securities with maturities greater than three months and less than one year at the date of purchase as short-term investments. The fair value of short-term investments is based on quoted market prices.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Other Long-Term Equity Investments

Other long-term equity investments, which include joint ventures, are accounted for under the equity method.

Cash and Cash Equivalents

The Company considers all bank deposits, highly liquid securities and certificates of deposit with maturities of three months or less at the date of purchase to be cash equivalents. These cash equivalents are carried at cost which approximates fair value.

Receivables

Receivables are reported net of allowance for doubtful accounts of $14,686, $12,440 and $14,142 at June 30, 2002, December 31, 2001 and December 31, 2000, respectively.

Property, Equipment and Information Systems

Property, equipment and information systems are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are not greater than twenty-one years for property and improvements and three to ten years for equipment and furniture. Purchased software is capitalized and depreciated for a period not to exceed three years. The Company capitalizes certain costs incurred during the application development stage related to developing internal use software. These capitalized costs are amortized over a three-year period beginning when the software is placed into production. Computer software costs that are incurred in the preliminary project stages and post-implementation/operation stages, are expensed as incurred.

Unpaid Claims and Claims Adjustment Expenses

The cost of unpaid claims payable, both for reported claims and claims incurred but not yet reported to the Company, is calculated based upon statistics developed from prior claims experience. The estimated expense of processing these claims is also included in the consolidated financial statements. These estimates are subject to the effects of medical claim trends and other uncertainties. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claims adjustment expenses are adequate. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Such adjustments are included in current period operations.

Advance Deposits

Under certain funding arrangements, customers are contractually obligated to remit funds on a paid claims basis. Funds received prior to payment of claims are classified as advance deposits.

Revenue

Membership contracts are generally for a period of one year and are subject to cancellation by the employer group upon 60 days’ written notice. Premiums are normally due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to members. Premiums received prior to such periods are recorded as unearned premiums. Premiums on retrospectively rated group contracts are accrued by making estimates based on past claims experience on such contracts. Premiums collected on retrospectively rated group contracts in excess of premiums earned are classified as group and other contract liabilities.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Administrative service fees are recognized in the period the related services are performed. All benefit payments under these programs are excluded from revenue and cost of benefits provided.

Pharmaceutical Rebate Sharing Program

The Company participates in pharmaceutical rebate sharing programs with AdvancePCS. Rebates received for fully insured groups are recorded as a reduction to costs of benefits provided. Rebates received for self-funded groups are recorded as administrative service fee revenue.

Cost of Benefits Provided

Cost of benefits provided includes claims paid, claims in process and pending, and an estimate of unreported claims for healthcare service provided to enrolled members during the period.

Acquisition Costs

Marketing and other costs associated with the acquisition of membership contracts are expensed as incurred.

Income Taxes

The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial reporting and tax bases of assets and liabilities.

Premium Deficiency

A premium deficiency reserve is established when expected claim payments or incurred costs, claim adjustment expenses and administrative costs exceed the premiums to be collected for the remainder of a contract period. For purposes of determining if a premium deficiency reserve exists, contracts are grouped in a manner consistent with how policies are marketed, serviced and measured. Anticipated investment income is not utilized in the premium deficiency reserve calculation. The cost of benefits provided for the six months ended June 30, 2002 includes a $6,000 premium deficiency reserve relating to WCINJ PPO business.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

4.    INVESTMENTS

Available-for-sale investments are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At June 30, 2002
Fixed maturities:
U.S. Treasury Notes	$124,228	$2,073	$(5)	$126,296
U.S. Government Agency obligations	235,144	705	(2,201)	233,648
U.S. Government Agency mortgage-backed securities	136,872	1,764	(323)	138,313
Public utility bonds	25,000	310	(70)	25,240
Corporate securities	454,221	9,664	(2,575)	461,310

Total fixed maturities	975,465	14,516	(5,174)	984,807
Marketable equity securities:
Common stock	33,426	—	(3,507)	29,919
Non-redeemable preferred stock	15,056	—	(62)	14,994

Total marketable equity securities	48,482	—	(3,569)	44,913

Total fixed maturities and marketable equity securities investments	$1,023,947	$14,516	$(8,743)	$1,029,720

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2001
Fixed maturities:
U.S. Treasury Notes	$95,757	$2,142	$—	$97,899
U.S. Government Agency obligations	243,808	1,212	(2,922)	242,098
U.S. Government Agency mortgage-backed securities	80,893	1,328	(366)	81,855
Public utility bonds	37,128	772	(150)	37,750
Corporate securities	451,911	10,745	(2,394)	460,262

Total fixed maturities	909,497	16,199	(5,832)	919,864
Marketable equity securities:
Common stock	8,426	—	—	8,426
Non-redeemable preferred stock	15,056	—	(64)	14,992

Total marketable equity securities	23,482	—	(64)	23,418

Total fixed maturities and marketable equity securities investments	$932,979	$16,199	$(5,896)	$943,282

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2000
Fixed maturities:
U.S. Treasury Notes	$66,209	$1,096	$(42)	$67,263
U.S. Government Agency obligations	235,400	39	(7,225)	228,214
U.S. Government Agency mortgage-backed securities	84,627	156	(646)	84,137
Public utility bonds	52,007	241	(1,735)	50,513
Corporate securities	473,475	4,581	(9,347)	468,709

Total fixed maturities	911,718	6,113	(18,995)	898,836

Marketable equity securities:
Common stock	18,947	—	(9,449)	9,498
Non-redeemable preferred stock	15,056	—	(917)	14,139

Total marketable equity securities	34,003	—	(10,366)	23,637

Total fixed maturities and marketable equity securities investments	$945,721	$6,113	$(29,361)	$922,473

The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below:

	June 30, 2002		December 31, 2001
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$86,972	$87,759	$87,410	$89,285
Due after 1 year through 5 years	255,457	263,108	212,039	218,991
Due after 5 years through 10 years	83,460	83,516	61,347	61,808
Due after 10 years	549,576	550,424	548,701	549,780

Total	$975,465	$984,807	$909,497	$919,864

Mortgage-backed securities do not have a single maturity date and have been included in the above table based on the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of available for sale securities for the six months ended June 30, 2002 and 2001 (unaudited) were $103,348 and $71,139, respectively. Proceeds from sales of available for sale securities for the years ended December 31, 2001, 2000 and 1999 were $154,137, $181,900 and $49,658, respectively. The Company’s investment portfolio is not significantly concentrated in any particular industry or geographic region.

Investment income, net is summarized as follows:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Fixed maturities	$30,441	$32,332	$61,690	$62,282	$53,339
Marketable equity securities	540	540	1,200	1,198	1,108
Short-term investments and cash equivalents	3,770	9,593	15,583	19,952	12,705
Other long-term equity investments	1,190	(122)	(571)	(6,378)	(1,357)

Interest and dividend income	35,941	42,343	77,902	77,054	65,795
Less: investment expenses including interest on advance deposits	(1,532)	(5,082)	(8,546)	(11,557)	(7,059)

Investment income, net	$34,409	$37,261	$69,356	$65,497	$58,736

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Realized and unrealized gains and losses on investments were as follows:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Realized gains:
Fixed maturities	$875	$351	$2,351	$1,457	$417
Equity securities	—	—	—	20,993	—
Short-term investments and cash equivalents	—	—	3,994	—	49

Total realized gains	875	351	6,345	22,450	466

Realized losses:
Fixed maturities	(960)	(8)	(2,402)	(415)	(259)
Equity securities	(321)	(295)	(10,816)	—	—
Short-term investments and cash equivalents	—	(5,530)	(5,530)	—	—

Total realized losses	(1,281)	(5,833)	(18,748)	(415)	(259)

Net realized (losses) gains	(406)	(5,482)	(12,403)	22,035	207

Changes in unrealized gains (losses):
Fixed maturities	(1,025)	13,907	23,249	43,893	(56,879)
Equity securities	(3,662)	(422)	11,193	(70,304)	61,531
Short-term investments	(27)	(7)	(9)	67	(83)

Net unrealized gains (losses)	(4,714)	13,478	34,433	(26,344)	4,569

Total realized and unrealized gains (losses)	$(5,120)	$7,996	$22,030	$(4,309)	$4,776

The components of other comprehensive income are as follows:

	Six months ended June 30, 2002	Year ended December 31
		2001	2000	1999
Unrealized (losses) gains from investments, net of taxes of $1,792, $(6,503), $309 and $1,671	$(3,328)	$15,527	$(4,000)	$3,105
Reclassification adjustment for losses (gains) included in net income, net of taxes of $(142), $(4,341), $7,711 and $72	264	8,062	(14,323)	(135)

Other comprehensive (loss) income	$(3,064)	$23,589	$(18,323)	$2,970

The Company participates in a securities lending program, whereby certain securities from its portfolio are loaned to qualified brokers in exchange for cash collateral, at least equal to 102% of the market value of the securities loaned. The securities lending agent indemnifies the Company against loss in the event of default by the borrower. Income generated by the securities lending program is reported as a component of net investment income. As of June 30, 2002, December 31, 2001 and 2000, $222,589, $321,421 and $139,049, respectively, of fixed maturity securities were loaned under the program.

The Company is required by BCBSA to maintain a deposit for the benefit and security of out-of-state policyholders. At June 30, 2002, the fair value and amortized cost of the investment on deposit were $8,238 and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

$7,885, respectively. The Company also maintains a deposit to satisfy the requirements of its workers’ compensation insurance carrier. At June 30, 2002, the fair value and amortized cost of the investment on deposit were $1,849 and $1,847, respectively.

5.    INVESTMENT IN WEBMD

The Health Information Network Connection, LLC (“THINC”) was organized as a 20% owned joint venture. In January 1999, CareInsite, Inc. (“CareInsite”), a publicly-held company, acquired a 20% ownership interest in THINC in exchange for $1,500 in cash and a warrant to purchase 4,059,118 unregistered shares of CareInsite common stock. At December 31, 1999, a $63,209 unrealized gain was included in comprehensive income for the Company’s share of the increase in the value of the warrant.

In January 2000, CareInsite agreed to acquire the remainder of THINC. The Company received its pro rata portion of the warrant to purchase shares of CareInsite held by THINC and a new warrant to purchase additional shares of CareInsite stock. Pursuant to a cashless exercise, the Company exercised its warrants and received 918,004 unregistered shares of CareInsite common stock. The Company recognized a realized gain of $13,157 in 2000, on this transaction.

In September 2000, Healtheon/WebMD Corp. (“WebMD”), a publicly-held company, purchased CareInsite and its parent, Medical Manager Corp. (“Medical Manager”) and the Company received 1,193,535 shares of WebMD common stock. The Company recognized a realized gain of $7,836 in 2000 on this transaction. At December 31, 2000, the Company recorded an unrealized loss of $9,473 on its investment in WebMD common stock. In 2001, the Company recorded a realized loss of $10,521 due to management’s determination that the decline in WebMD common stock was other than temporary. For the six months ended June 30, 2002, the Company recorded an unrealized loss of $1,707.

6.    PROPERTY AND EQUIPMENT

Property and equipment, including capitalized lease arrangements, are as follows:

	June 30 2002	December 31
		2001	2000
Buildings and improvements	$95,034	$91,576	$89,253
Equipment and furniture	46,062	41,497	45,963
Software systems	51,180	46,728	26,893

Total property and equipment	192,276	179,801	162,109

Less accumulated depreciation and amortization	91,613	76,852	56,547

Net property and equipment	$100,663	$102,949	$105,562

Substantially all property is used by the Company for its operations and includes two facilities leased under agreements which are accounted for as capital leases. Depreciation expense, including depreciation on properties held under capital leases totaled $15,873 and $14,608 for the six months ended June 30, 2002 and 2001 (unaudited), respectively. Depreciation expense, including depreciation on properties held under capital leases totaled $27,332, $14,189 and $17,013 for the years ended December 31, 2001, 2000 and 1999, respectively.

For the six months ended June 30, 2002, the cost and accumulated depreciation of assets retired were $2,221 and $1,037, respectively. Of these retirements, cost and accumulated depreciation of $2,213 and $1,036, respectively, was for information system equipment and personal computers.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

For the year ended December 31, 2001, the cost and accumulated depreciation of assets retired were $16,463 and $6,770, respectively. Of these, the cost and accumulated depreciation of the World Trade Center assets that were written-off were $14,703 and $5,761, respectively. The cost and accumulated depreciation of all other assets retired, all of which was for information systems equipment and personal computers, was $1,760 and $1,009, respectively.

For the year ended December 31, 2000, the cost and accumulated depreciation of assets retired were $50,626 and $50,374, respectively. Of these retirements, cost and accumulated depreciation of $27,621 and $27,541, respectively, was for information system equipment and personal computers.

7.    CLAIM RESERVES

In establishing liabilities for unpaid claims and claim adjustment expenses related to medical expense insurance contracts, the Company considers claim history, claim inventory, number of claims received, changes in product mix, number of contracts in force, recent trend experience, unit costs and the regulatory environment.

Activity in unpaid claims and certain claim adjustment expenses is summarized as follows:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Balance as of January 1	$634,130	$672,419	$672,419	$590,950	$597,166
Incurred related to:
Current period	2,080,137	1,953,658	3,792,241	3,445,559	2,975,102
Prior periods	(23,131)	(38,386)	(53,420)	(19,142)	(30,495)

Total incurred	2,057,006	1,915,272	3,738,821	3,426,417	2,944,607
Paid related to:
Current period	1,597,158	1,388,478	3,257,090	2,863,345	2,476,710
Prior periods	465,863	464,482	520,020	481,603	474,113

Total paid	2,063,021	1,852,960	3,777,110	3,344,948	2,950,823

Balance at end of periods	$628,115	$734,731	$634,130	$672,419	$590,950

The Company experienced favorable development on the previous year’s total claim liability in the amount of $23,131 and $38,386 for the six months ended June 30, 2002 and 2001 (unaudited), respectively. For the six months ended June 30, 2002, the Company experienced unfavorable development on the previous year’s experience-rated contracts in the amount of $19,202, which resulted in an increase in the premiums charged to these groups. For the six months ended June 30, 2001 (unaudited), the Company experienced favorable development on the previous year’s experience-rated contracts in the amount of $22,468, which resulted in a decrease in the premiums charged to these groups.

The Company experienced favorable development on the previous year’s total claim liability in the amount of $53,420, $19,142 and $30,495 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company experienced favorable development on the previous year’s experience-rated contracts in the amount of $57,426, $1,595 and $6,427 for the years ended December 31, 2001, 2000 and 1999, respectively, which resulted in a decrease in the premiums charged to these groups.

Favorable development is a result of lower actual health care trends than those anticipated when the reserves were established and actual claim payment lags which were shorter than those assumed in determining the reserves.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

8.    INCOME TAXES

The significant components of the provision for income tax (expense) benefit are as follows:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(unaudited)
Current tax expense	$(29,399)	$(14,218)	$(34,963)	$(12,362)	$(10,738)
Deferred tax benefit	29,379	14,170	34,828	86,902	1,599

Income tax (expense) benefit	$(20)	$(48)	$(135)	$74,540	$(9,139)

A reconciliation of income tax computed at the federal statutory tax rate of 35% to total income tax is as follows:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(unaudited)
Income tax at prevailing corporate tax rate applied to pre-tax income	$(48,559)	$(21,883)	$(45,890)	$(40,544)	$(45,256)
Increase (decrease):
IRC Sec. 833(b) special deduction	54,267	23,010	54,249	36,427	30,462
Change in valuation reserve	(6,406)	(1,172)	1,147	71,860	4,933
Other	678	(3)	(9,641)	6,797	722

Income tax (expense) benefit	$(20)	$(48)	$(135)	$74,540	$(9,139)

Prior to January 1, 1987, HealthChoice was exempt from federal income taxes. With the enactment of the Tax Reform Act of 1987, HealthChoice, and all other Blue Cross and Blue Shield plans, became subject to federal income tax. Among other provisions of the Internal Revenue Code (the “IRC”), these plans were granted a special deduction (the “833(b) deduction”) for regular tax calculation purposes. The Company’s position with regard to ordering is that the special deduction must be taken before any regular tax loss carryforward deduction. This is consistent with recent IRS rulings. The Company has followed this position and the related deduction ordering methodology in all its federal income tax return filings. As a result of the 833(b) deduction, HealthChoice currently incurs no regular tax liability but in profitable years, has paid taxes at the alternative minimum tax rate of 20%.

The 833(b) deduction is calculated as the excess of 25% of the incurred claim and claim adjustment expenses for the tax year over adjusted surplus, as defined, limited to taxable income. The amount of 833(b) deductions utilized in each tax year is accumulated in an adjusted surplus balance. Once the cumulative adjusted surplus balance exceeds the 833(b) deduction for the current taxable year, the deduction is eliminated. Based on the Company’s 2001 federal income tax return, HealthChoice could reduce regular taxable income in future years by approximately $315,000 as a result of the 833(b) deduction; however, the availability of this deduction will depend on future claim and claim adjustment expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The regular tax operating loss carryforwards (totaling $524 million at June 30, 2002 on a pretax basis) cannot be used until the 833(b) deduction is exhausted. Accordingly, we estimate future taxable income, including when the 833(b) deduction will be exhausted, and consider whether it is more likely than not that some or all of the operating loss carryforwards can be utilized within an appropriate period. At June 30, 2002, the Company concluded that this is not more likely than not and, accordingly, provided a valuation allowance in the amount of $183 million for the deferred tax asset representing these operating loss carryforwards.

Gross deferred tax assets and liabilities and the related valuation allowance are as follows:

		December 31
	June 30 2002	2001	2000
Deferred tax assets:
Regular tax operating loss carryforwards	$183,316	$174,977	$183,578
Alternative minimum tax credit carryforward	96,202	68,010	38,261
Fixed assets	5,459	10,420	5,801
Loss reserve discounting	6,492	6,689	7,116
Post-retirement benefits other than pensions (FAS 106)	50,552	48,372	47,711
Post-employment benefits (FAS 112)	2,591	2,372	1,902
Bad debts	5,140	4,354	4,950
Deferred compensation	5,181	4,199	6,194
Unpaid expense accruals	9,403	11,054	5,651
Other temporary differences	14,379	11,218	6,169

Total deferred tax assets	378,715	341,665	307,333
Valuation allowance for deferred tax assets	(202,104)	(195,698)	(196,845)

Deferred tax assets, net of allowance	176,611	145,967	110,488
Deferred tax liabilities:
Unrealized gain on investments	9,871	11,521	3,156
Pension income adjustment (FAS 87)	15,829	14,670	11,214
Bonds and bond discount	977	872	1,088
Other temporary differences	—	—	106

Total deferred tax liabilities	26,677	27,063	15,564

Net deferred tax assets	$149,934	$118,904	$94,924

The Company’s regular tax loss carryforwards of $523,752 expire between the years 2002 and 2022; of this amount, $90,025 expires in 2002. The Company fully utilized its remaining alternative minimum tax loss carryforward in 2000. The Company’s alternative minimum tax credit carryforward of $96,202 has no expiration date.

HealthChoice and its subsidiaries file a consolidated federal income tax return. HealthChoice currently has a tax sharing agreement in place with all of its subsidiaries. In accordance with the Company’s tax sharing agreement, the Company’s subsidiaries pay federal income taxes to HealthChoice based on a separate company calculation. The Company paid federal income taxes of $46,000 and $10,000 for the six months ended June 30,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

2002 and 2001 (unaudited), respectively. The Company paid federal income taxes of $13,349, $14,195 and $14,919 in 2001, 2000 and 1999, respectively. Included in accounts payable and accrued expenses are $1,059, $18,863 and ($5,965) of federal income taxes payable at June 30, 2002, December 31, 2001 and December 31, 2000, respectively.

  9.     INFORMATION TECHNOLOGY OUTSOURCING

In June 2002, the Company entered into a ten-year outsourcing agreement with International Business Machines Corporation (“IBM”). Under the terms of the contract, IBM is responsible for operating the Company’s data center, technical help desk and applications development. The agreement requires IBM to enter into a sublease for the Company’s data center. IBM’s charges under the contract include personnel, calculated as a function of IBM’s cost for personnel dedicated to the outsourcing; computer equipment, based on equipment usage rates; space, based on actual usage rates; and certain other costs.

IBM is expected to invoice the Company approximately $732,300 over the term of the agreement for operating the Company’s data center and technical help desk as follows:

2002	$51,300
2003	94,900
2004	84,900
2005	88,000
2006	74,800
2007	67,200
2008	65,200
2009	62,900
2010	60,400
2011	58,600
2012	24,100

$732,300

The agreement provides for IBM to assist the Company in developing new systems. In connection with these services, the Company is obligated to purchase $65,000 in additional services and equipment from IBM, with a target purchase rate as follows:

2002	$7,300
2003	28,300
2004	19,000
2005	7,200
2006	3,200

Total	$65,000

Additionally, IBM, in coordination with deNovis, Inc. (“deNovis”), has agreed to develop a new claims payment system and to license it to the Company. The Company will pay a development and license fee of $50,000 for the license granted by IBM, with $25,000 due in 2004 and $25,000 due in 2005. However, the Company will have no obligation to pay the development and license fee if the successful completion and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

delivery of the claims payment system does not occur. Beginning in 2005, the Company will pay an annual maintenance fee of $10,000. Under the terms of the contract, the Company is entitled to 2% of IBM’s gross revenues from licensing the claims payment system to third parties for the term of the IBM outsourcing contract, including any extensions.

The Company received warrants from deNovis to purchase 2 million shares of deNovis Series B Preferred Stock. These warrants are exercisable for four years from when the Company has paid in full for the claims payment system. Subject to the purchase by IBM of deNovis common stock, the Company was also assigned IBM’s contractual rights to warrants to purchase an additional 4,094,984 shares of deNovis Series B Preferred Stock, which are exercisable through July 31, 2006. The value of these warrants determined using the Black-Scholes model was $2,851. This amount is included in the balance sheet as of June 30, 2002 in both other long-term equity investments and, as a deferred contract incentive in other liabilities. The deferred contract incentive will be amortized over the term of the outsourcing agreement.

The Company will own all software developed by IBM under the agreement, other than the claims payment system. All such software in which the Company will have all rights, title and interest will be accounted for in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”).

In connection with the agreement, the Company sold computer equipment with a net book value of $1,736 to IBM. No gain or loss on the sale of the computer equipment was recognized. Also in connection with the agreement, the Company licensed to IBM its Internet portal technology for an upfront initial license fee of $2,000. In accordance with SOP 98-1, the Company applied the proceeds from the license of the Internet portal technology to the book value of the assets and no gain or loss was recorded. Under the agreement, IBM has the right to sublicense the Internet portal technology to third parties and the Company will receive 4% of IBM’s gross revenues from its licensing of the Internet portal technology for fifteen years.

The agreement can be terminated by either the Company or IBM in certain circumstances for cause without penalty. The Company can terminate the contract without cause after two years or if it experiences a change in control and, in such instances, would be obligated to pay certain termination costs, which vary based on the duration of the contract but are significant in the early years, to IBM.

During the second quarter of 2002, in connection with the IBM outsourcing, the Company began the implementation of a plan relating to its information technology personnel. Certain employees were involuntarily terminated in accordance with a plan of termination, certain employees were retained by the Company and certain employees were transitioned to IBM. Severance and other costs accrued at June 30, 2002 relating to the plan of termination were $5,351. To help retain its employees and to help IBM retain its newly transitioned employees, the Company offered stay bonuses for these individuals. The estimated maximum cost of these bonuses assuming all individuals remain with the Company or IBM through the required dates, which range from 2003 to 2004 is approximately $8,518. The Company will recognize the cost of these stay bonuses in future periods as these employees provide service.

10.    RESERVES FOR POLICYHOLDERS’ PROTECTION

HealthChoice is required under the Insurance Law to maintain a minimum statutory-basis reserve for policyholders’ protection of 12.50% of written premiums, or $515,066 at June 30, 2002 and $501,874 at December 31, 2001. HealthChoice is also subject to the BCBSA’s capital requirement of $312,195 at June 30, 2002 and $285,791 at December 31, 2001. HealthChoice’s June 30, 2002 and December 31, 2001 statutory-basis surplus of $706,793 and $610,779, respectively, exceeds both of these requirements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Insurance companies are subject to certain Risk-Based Capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (the “NAIC”). Under those requirements, the amount of capital and statutory-basis surplus maintained by an insurance company is to be determined based on the various risk factors related to it. At June 30, 2002, HealthChoice and its licensed insurance subsidiaries individually met their RBC requirements. In accordance with New Jersey Department of Banking and Insurance Law, WCINJ, which is not subject to RBC requirements, is required to maintain $1,530 in capital and $6,120 in statutory surplus. At June 30, 2002, WCINJ’s statutory deficit of $723 did not meet the minimum requirements. This deficiency was remedied in August 2002 through a $10,000 capital contribution from EHCA.

The maximum amount of dividends which can be paid to the Company by its subsidiaries and the maximum amount of dividends which can be distributed by the Company without approval of the Insurance Commissioner is subject to restrictions relating to statutory surplus and adjusted net income or adjusted net investment income. The Company did not receive nor did it pay dividends during the six months ended June 30, 2002 nor during the years ended December 2001 and 2000.

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

The following is a reconciliation of reserves for policyholders’ protection and net income to reflect the differences between GAAP, used in the accompanying consolidated financial statements, and the amounts as reported in Empire’s and its insurance and HMO subsidiaries’ statutory filings with insurance departments:

	Reserves for Policyholders’ Protection
	June 30 2002	December 31
		2001	2000
Statutory-basis	$706,793	$610,779	$532,136
Add (deduct):
Nonadmitted assets	119,634	106,919	83,046
Allowance for doubtful accounts	(13,704)	(11,595)	(8,411)
Additional nonpension postretirement and postemployment benefits obligation	(45,024)	(45,963)	(53,910)
Deferred pension income	13,187	9,873	—
Deferred tax assets	156,856	127,476	92,649
Capitalized software and leasehold improvements	24,668	29,818	39,673
Net unrealized gain (loss) on available for sale bonds, short-term investments and other long-term equity investments, net of tax	2,489	1,891	(10,505)
Other	2	47	—

GAAP-basis	$964,901	$829,245	$674,678

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

	Net Income
	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Statutory-basis	$114,185	$59,244	$114,462	$73,971	$104,635
Add (deduct):
Allowance for doubtful accounts	(2,109)	(5,512)	(3,184)	3,172	11,383
Additional nonpension postretirement and postemployment benefits cost	939	385	2,514	1,430	3,655
Deferred pension income Deferred tax benefit	3,314 29,380	— 14,170	9,873 34,827	— 86,902	— 1,599
Additional depreciation expense for capitalized software and leasehold improvements	(5,150)	(4,709)	(9,855)	32,772	1,107
Net loss of non-insurance company subsidiaries	(1,795)	(963)	(17,757)	(9,582)	(2,215)
Other	(44)	(141)	98	1,715	—

GAAP-basis	$138,720	$62,474	$130,978	$190,380	$120,164

11.    CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims, some of which are class actions arising out of the conduct of its business. The Company believes that it has meritorious defenses in all of these matters and intends to vigorously defend its respective positions. The outcome of these matters is not currently predictable and the damages, if any, are also uncertain. The Company is also involved in and is subject to numerous claims, contractual disputes and uncertainties in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial condition or results of operations.

The Company currently maintains a $25,000 unsecured letter of credit from a group of financial institutions to support its lease obligation for our Brooklyn, New York facility. As of June 30, 2002, there are no funds drawn against this letter of credit.

The Company also maintains a $607 secured letter of credit from HSBC Bank USA to support its rental lease obligation with Digitas LLC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

12.    COMMITMENTS

The Company leases office facilities and equipment under capital and operating lease arrangements. Future minimum payments for capital leases and noncancelable operating leases, including escalation clauses, as of June 30, 2002 are as follows:

	Capital Leases	Operating Leases
July 1, 2002—December 31, 2002	$5,418	$21,822
2003	11,094	48,110
2004	11,378	42,766
2005	11,663	44,985
2006	11,950	37,116
2007	12,240	30,786
Future years	35,989	335,135

Net minimum lease payment	99,732	$560,720

Less:
Interest	34,686
Maintenance, taxes, etc.	16,146

Present value of minimum lease payments	$48,900

The average imputed interest rate on the capital leases was 14% in 2002. Rent expense under operating leases was $30,906 and $25,094 for the six months ended June 30, 2002 and 2001 (unaudited), respectively. Rent expense under operating leases was $50,540, $48,340 and $52,464 for the years ended December 31, 2001, 2000 and 1999, respectively.

13.    RELATED PARTY TRANSACTIONS

Administrative expenses paid or incurred to NASCO services totaled $7,105 and $6,683 for the six months ended June 30, 2002 and 2001 (unaudited), respectively. Administrative expenses paid to NASCO services totaled $13,281, $11,988 and $10,003 for the years ended December 31, 2001, 2000 and 1999, respectively.

Active Health Management, Inc., (“AHM”) an entity in which the Company has a 1.4% ownership interest, provides certain medical management services to the Company. Administrative expenses paid to AHM services totaled $2,461 and $1,817 for the six months ended June 30, 2002 and 2001 (unaudited), respectively. Administrative expenses paid to AHM services totaled $4,869, $3,624 and $3,003 for the years ended December 31, 2001, 2000 and 1999, respectively.

A member of the Company’s board of directors is an Executive Vice President of a labor union account. For the year ended December 31, 2001, the Company received $23,177 in premiums from the union.

A member of the Company’s board of directors is Executive Vice President and Chief Operating Officer of a provider in our network. For the year ended December 31, 2001, the Company made payments to the provider in the amount of $77,054 for reimbursement of claims.

A member of the Company’s board of directors is in group practice, which is a provider in our network. For the year ended December 31, 2001, the Company made payments in the amount of $330 to this group practice for reimbursement of claims.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

14.    INSURANCE PROCEEDS

On September 11, 2001, the Company’s offices located at the World Trade Center were destroyed. Property and equipment with a net book value of $8,942 was lost and written off. The Company maintained business property protection and blanket earnings and extra expense insurance coverage. During the six months ended June 30, 2002 and the year ended December 31, 2001, the Company incurred additional expenses in the amount of $8,392 and $11,644, consisting primarily of incremental occupancy expenses, professional fees, employee travel expenses and other recovery related costs. Under the property protection portion of the policy the Company can elect not to replace an asset and receive the contractual recovery, which is actual cash value for non electronic data processing assets and replacement value for electronic data processing assets, or replace the asset and receive the replacement cost. The blanket earnings and extra expense portion of the policy provides for reimbursement of lost earnings and extra expenses that resulted from the suspension of the Company’s World Trade Center operations during the period of restoration. During 2002, the Company and the insurer reached an agreement on the property portion of the policy. Discussions are ongoing regarding the blanket earnings and extra expense coverage.

At June 30, 2002 and December 31, 2001, the Company recorded insurance proceeds receivable of $3,196 and $13,716, respectively, representing the probable amounts to be collected in excess of insurance advances received at those dates. During 2002 and 2001 the Company recorded gains of $7,959 and $6,784, respectively, which are included in other income.

15.    PENSION BENEFITS

The Company had several noncontributory, defined benefit pension plans covering substantially all of its employees. In May 1998, the Company’s Board of Directors approved a consolidation of the Company’s defined benefit pension plans into one “cash balance” defined benefit plan (the “Cash Balance Plan”). The redesigned plan, effective January 1, 1999, provides employees with an opening balance based on the previous benefits attributed to the employee under prior plans with increases through contributions by the Company based on the employee’s age and length of service. The benefit provided at retirement is the sum of all contributions and interest earned.

Prior to the redesign, the Company’s pension benefits were provided through three plans. Although the manner in which these plans were funded differed, the benefits relating to each were similar.

As part of the consolidation of the plans, the Company assumed the assets and benefit obligations of the previous plans, some of which were previously retained by an insurer, under an annuity purchase contract. As a result of the consolidation of the plans, the Company is amortizing the amount of the plan assets in excess of the benefit obligation assumed from the insurer, $116,865 over the average remaining service life of plan participants (10.5 years).

The effect of the change in pension benefits reduced the benefit obligation by $20,606 which will be amortized over the remaining service life of the Cash Balance Plan members (13 years).

The Company also has an unfunded, nonqualified supplemental plan to provide benefits in excess of ERISA limitations on recognized salary or benefits payable from the qualified pension plans and the Company’s Deferred Compensation Plan. This supplemental plan is accounted for using the projected unit credit actuarial cost method.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The following table sets forth the plans’ change in the actuarially determined benefit obligation, plan assets and information on the plan’s funded status.

		December 31
	June 30 2002	2001	2000
Change in benefit obligation
Benefit obligation at beginning of period	$368,042	$319,622	$302,164
Service cost	8,228	14,443	13,709
Interest cost Plan amendments	12,771 —	23,783 3,276	22,195 —
Actuarial loss	7,557	27,165	4,513
Benefits paid	(15,431)	(20,247)	(22,959)

Benefit obligation at end of period	$381,167	$368,042	$319,622

Change in plan assets
Fair value of plan assets at beginning of period	$467,523	$417,352	$401,735
Actual return on plan assets	2,805	69,914	37,980
Employer contributions	—	504	595
Benefits paid	(15,431)	(20,247)	(22,959)

Fair value of plan assets at end of period	$454,897	$467,523	$417,351

Information on funded status and amounts recognized
Funded status	$73,730	$99,481	$97,729
Unrecognized net transition asset	(810)	(905)	(1,095)
Unrecognized prior service credits	(77,305)	(83,646)	(99,756)
Unrecognized net loss from past experience different from that assumed	46,582	24,323	33,218

Prepaid benefit cost	$42,197	$39,253	$30,096

Actuarial assumptions used were as follows:

		December 31
	June 30 2002	2001	2000
Discount rate	7.0%	7.5%	7.75%
Rate of increase in future compensation levels	4.0	4.0%	4.0%
Expected long-term rate of return	8.0	8.0%	8.0%

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Net pension income for the actuarially developed plans included the following components:

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Service cost	$8,228	$7,221	$14,443	$13,709	$12,399
Interest cost on projected benefit obligation	12,771	11,840	23,783	22,195	21,547
Expected return on plan assets	(17,624)	(16,992)	(33,984)	(33,616)	(34,002)
Net amortization and deferral	(6,319)	(6,502)	(12,894)	(13,059)	(13,111)

Net periodic income	$(2,944)	$(4,433)	$(8,652)	$(10,771)	$(13,167)

The Company administers two noncontributory defined contribution plans offering employees the opportunity to accumulate funds for their retirement. The Deferred Compensation Plan and the Executive Savings Plan are nonqualified plans designed to provide executives with an opportunity to defer a portion of their base salary and/or incentive compensation. The Executive Savings Plan replaced the Deferred Compensation Plan on January 1, 1997. The Deferred Compensation Plan continues to exist but is closed to new contributions.

The Company also administers a contributory 401(k) Deferred Savings Plan which is offered to all eligible employees. The Company matches contributions of participating employees; 50% of the first 6% of employee contributions or $3,378 and $3,253 for the six months ended June 30, 2002 and 2001 (unaudited), respectively and $5,880, $5,678 and $5,132 for the years ended December 31, 2001, 2000 and 1999 respectively.

16.    OTHER POSTRETIREMENT EMPLOYEE BENEFITS

In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach retirement age while working for the Company.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The change in benefit obligation, plan assets and information on the plans’ funded status and the components of the net periodic benefit cost are as follows:

		December 31
	June 30 2002	2001	2000
Change in benefit obligation
Benefit obligation at beginning of period	$124,481	$96,121	$85,361
Service cost	1,026	1,639	1,516
Interest cost	4,626	8,434	6,845
Actuarial loss	10,618	25,858	8,365
Benefits paid	(2,876)	(7,571)	(5,966)

Benefit obligation at end of period	$137,875	$124,481	$96,121

Change in plan assets
Fair value of plan assets at beginning of period	$—	$—	$—
Employer contributions	2,876	7,571	5,966
Benefits paid	(2,876)	(7,571)	(5,966)

Fair value of plan assets at end of period	$—	$—	$—

Information on funded status and amounts recognized
Funded status	$(137,875)	$(124,481)	$(96,121)
Unrecognized net actuarial gain	(51,643)	(61,043)	(91,817)
Unrecognized transition obligation	45,167	47,318	51,620

Accrued postretirement benefit cost	$(144,351)	$(138,206)	$(136,318)

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Components of net periodic benefit cost
Service cost	$1,026	$820	$1,639	$1,516	$1,780
Interest cost	4,626	4,217	8,434	6,845	6,080
Amortization of transition obligation	2,151	2,151	4,302	4,302	4,302
Amortization of actuarial gain	(1,310)	(2,369)	(4,738)	(5,923)	(5,965)

Net periodic postretirement benefit cost	$6,493	$4,819	$9,637	$6,740	$6,197

Actuarial gains or losses for postretirement life and health benefits are recorded separately when they exceed 10% of their respective accumulated postretirement benefit obligations and, at that time, the entire amount of the gain is amortized over the period in which eligibility requirements are fulfilled (20 years).

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The actuarial assumptions used for determining the accumulated postretirement benefit obligation as measured on June 30, 2002 and December 31, 2001 and 2000 are as follows:

		December 31
	June 30 2002	2001	2000
Weighted-average discount rate	7.0%	7.5%	7.75%
Health care trend rates:
Participants under age 65 in EPO and PPO Plans	10.0%-4.5%	10.0%-4.5%	8%-4.5%
Participants under age 65 in other plans	10.0%-4.5%	10.0%-4.5%	8%-4.5%
Participants age 65 and over in Medicare HMOs	55.1%-4.5%	55.1%-4.5%	77.4%-4.5%
Participants age 65 and over in Indemnity Plans	13.0%-4.5%	13.0%-4.5%	8%-4.5%
Caps on Company paid portion of health care premiums for participants who retire on or after May 1, 1996 (in whole dollars):
Participants age 65 and older with Medicare Carve-out Plans	$2,358	$2,358	$2,358
Participants under age 65 with POS—Point of Service Plans	$4,926	$4,926	$4,926

The trend rate ranges shown indicate the trend rates will decrease 1.0% annually, other than the Medicare HMO and the Indemnity Plan, until ultimately leveling out at 4.5%. The annual trend rate for the Medicare HMO is 55.1%, 10.5%, and 8.0% for the next three years and then decreases 1% annually until ultimately leveling out at 4.5%. The annual trend rate for the Indemnity Plan is 13.0% and 9.0% for the next two years and then decreases 1.0% annually until ultimately leveling out at 4.5%.

The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing and decreasing the assumed health care cost trend rates by one percentage point in each year would increase and decrease the postretirement benefit obligation as of June 30, 2002 by $7,197 and $7,227, respectively, and increase and decrease the service and interest cost components of net periodic postretirement benefit cost for June 30, 2002 by $236 and $253, respectively.

17.     SEGMENT INFORMATION

Empire has two reportable segments: commercial managed care and other insurance products and services. The commercial managed care segment includes group PPO, HMO (including Medicare+Choice), EPO and other products as well as the Company’s New York City and New York State PPO business. The New York City and New York State PPO business accounts for 29% of the Company’s earned premium. The other insurance products and services segment consists of the Company’s traditional indemnity products, Medicare supplemental, individual hospital only, state sponsored individual plans, government mandated individual plans and government contracts with CMS to act as a fiscal intermediary for Medicare Part A program beneficiaries and as a carrier for Medicare Part B program beneficiaries.

The reportable segments follow the Company’s method of internal reporting by products and services. The financial results of the Company’s segment are presented consistent with the accounting policies described in Note 3. Administrative expenses, investment income, and other income, but not assets, are allocated to the segments. There are no intersegment sales or expenses.

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The following table presents information by reportable segment:

	Commercial Managed Care	Other Insurance Products and Services	Total
Six months ended June 30, 2002
Revenues from external customers	$1,962,547	$591,568	$2,554,115
Investment income and net realized gains	26,570	7,433	34,003
Other revenue	10,751	2,873	13,624
Income from continuing operations before income tax expense	120,374	19,422	139,796

Six months ended June 30, 2001 (unaudited)
Revenues from external customers	1,715,834	606,622	2,322,456
Investment income and net realized gains	22,937	8,842	31,779
Other revenue	2,125	679	2,804
Income from continuing operations before income tax expense	58,758	10,775	69,533

Year ended December 31, 2001
Revenues from external customers	3,401,900	1,166,252	4,568,152
Investment income and net realized gains	41,704	15,249	56,953
Other revenue	4,667	1,434	6,101
Income from continuing operations before income tax expense	121,113	26,452	147,565

Year ended December 31, 2000
Revenues from external customers	2,885,870	1,255,984	4,141,854
Investment income and net realized gains	59,861	27,671	87,532
Other revenue	3,089	1,209	4,298
Income from continuing operations before income tax expense	95,066	25,421	120,487

Year ended December 31, 1999
Revenues from external customers	2,300,566	1,300,635	3,601,201
Investment income and net realized gains	37,128	21,815	58,943
Other revenue	3,162	1,574	4,736
Income from continuing operations before income tax expense	78,783	50,520	129,303

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The following table presents our revenue from external customers by products and services:

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999
		(Unaudited)
Revenues from external customers
Commercial managed care
Premiums earned:
PPO	$1,189,824	$1,055,776	$2,016,580	$1,908,591	$1,585,145
HMO	561,237	444,086	948,865	664,463	575,561
EPO	109,589	122,592	250,651	179,468	23,583
Other	1,456	16,077	31,719	33,709	60,370
Administrative service fees	100,441	77,303	154,085	99,639	55,907

Total commercial managed care	1,962,547	1,715,834	3,401,900	2,885,870	2,300,566

Other insurance products and services
Premiums earned:
Indemnity	240,130	268,056	489,947	584,848	633,714
Individual	257,581	255,615	508,406	505,848	483,896
Administrative service fees	93,857	82,951	167,899	165,288	183,025

Total other insurance products and services	591,568	606,622	1,166,252	1,255,984	1,300,635

Total revenues from external customers	$2,554,115	$2,322,456	$4,568,152	$4,141,854	$3,601,201

18.    Events (Unaudited) Subsequent to Date of Report of Independent Auditors

In June 2002, the Company settled a class action lawsuit for an estimated $23,000 in claims and legal fees. This amount was included as a liability in the June 30, 2002 consolidated balance sheet. During the period from June 2002 to September 2002, the members of the class were informed of their right to receive payment, were required to respond, and the payments due to respondents were determined. Based on the number of respondents to the class action mailing through August 24, 2002 and the Company’s estimate of the number of late respondents to the mailing, the Company has revised its best estimate of the ultimate liability for this action to $14,600. This change in estimate will be recorded in the consolidated financial statements for the three-month period ending September 30, 2002.

In September 2002, HealthChoice amended and refiled the plan of conversion with the Department. On October 8, 2002, the Superintendent issued an Opinion and Decision approving the plan of conversion and concluding that the conversion is in compliance with the Conversion Legislation and does not violate any applicable laws or regulations. This approved plan requires the Company to complete an initial public offering and sale of common stock within one year of the approval date. The approval of the plan confirms the Company’s organizational structure. Accordingly, as of September 30, 2002, the valuation allowance was reduced by $177,000 since the conversion makes it more likely than not that the assets will be realized.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than underwriting discount. All amounts, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Transfer Agent fee are estimated. All amounts will be paid by the registrant:

Securities and Exchange Commission Registration Fee	$36,800
National Association of Securities Dealers, Inc. Filing Fee	$30,500
New York Stock Exchange Listing Fee	$160,000
Transfer Agent Fee	$25,000
Blue Sky Fee	$25,000
Printing and Engraving	$510,000
Legal Fees and Expenses	$1,250,000
Accounting Fees and Expenses	$1,275,000
Miscellaneous (includes fees and expenses of advisors to the selling stockholders)	$2,375,000

Total	$5,687,300

Item 14.    Indemnification of Directors and Officers

The Delaware General Corporation Law (the “DGCL”) provides for the power to indemnify any directors, officers, employees and agents and to purchase and maintain insurance with respect to liability arising out of their capacity or status as directors, officers, employees and agents. The indemnification provisions are not exclusive of any other rights to which directors and officers may be entitled under a corporation’s certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Under our certificate of incorporation, a director will not be deemed to breach any fiduciary duty or other obligation owed to our stockholders or any other person by reason of:

•
failing to vote for (or voting against) any proposal or course of action that, in the director’s judgment, would breach any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or its successors, or could lead to termination of any license granted to us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association; or

•
voting in favor of any proposal or course of action that, in the director’s judgment, is necessary to prevent a breach of any requirement imposed on us or any of our subsidiaries or affiliates by Blue Cross Blue Shield Association or that could prevent termination of any license granted to us or any subsidiary or affiliate by Blue Cross Blue Shield Association.

Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability asserted against or incurred by these individuals in their capacity, or arising out of their status, as our officer, director or employee, regardless of whether the DGCL would permit indemnification.

Item 15.    Recent Sales of Unregistered Securities

Described below are unregistered securities sold by the Company during the three years preceding the filing of this Registration Statement:

None.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits.

Number		Description

1.1	*	Form of Underwriting Agreement

2.1	**	New York State Superintendent of Insurance’s Opinion and Decision approving Plan of Conversion, dated October 8, 2002

2.2	*	Transfer and Exchange Agreement among the Fund, the Foundation and WellChoice, Inc.

2.3	**	Form of Transfer Agreement between WellChoice, Inc., as transferee, and Empire HealthChoice, Inc., as transferor

3.1	*	Amended and Restated Certificate of Incorporation of WellChoice, Inc.

3.2	*	Amended and Restated Bylaws of WellChoice, Inc.

4.1	*	Specimen Common Stock certificate

4.2	*	Form of Registration Rights Agreement to be entered into by and among WellChoice, Inc., the Members of the Board of the New York Public Asset Fund and The New York Charitable Asset Foundation, Inc.

5.1	**	Opinion of Weil, Gotshal & Manges LLP

8.1	**	Opinion of Weil, Gotshal & Manges LLP as to certain U.S. federal income tax matters

9.1	*	Form of Voting Trust and Divestiture Agreement to be entered into by and among WellChoice Inc., the Members of the Board of the New York Public Asset Fund and The Bank of New York, as trustee

10.1	**	Empire HealthChoice, Inc. Annual Executive Incentive Compensation Plan—2000 Plan Description

10.2	**	Empire HealthChoice, Inc. Annual Executive Incentive Compensation Plan—2001 Plan Description

10.3	**	Empire HealthChoice, Inc. Annual Executive Incentive Compensation Plan—2002 Plan Description

10.4	**	Empire HealthChoice, Inc. Executive Savings Plan, as Amended and Restated effective January 1, 1999

10.5	**	Empire HealthChoice, Inc. 1998-2000 Long-Term Incentive Compensation Plan

10.6	**	Empire HealthChoice, Inc. 1999-2001 Long-Term Incentive Compensation Plan

10.7	**	Empire HealthChoice, Inc. 2000-2002 Long-Term Incentive Compensation Plan

10.8	**	WellChoice, Inc. (f/k/a Empire HealthChoice, Inc.) Long-Term Incentive Compensation Plan

10.9	**	Letter Agreement, dated July 21, 2000, between Empire HealthChoice, Inc. and Kenneth Klepper

10.10	**	Form of Blue Cross License Agreement

10.11	**	Form of Blue Shield License Agreement

10.12	†**	Master Services Agreement, dated June 1, 2002, between Empire HealthChoice, Inc. and International Business Machines Corporation

10.13	**	Software License and Support Agreement, dated June 1, 2002, between Empire HealthChoice, Inc. and International Business Machines Corporation

10.14	**	Agreement of Lease, dated January 17, 2002, between Forest City Myrtle Associates, LLC as Landlord and Empire HealthChoice, Inc. d/b/a Blue Cross Blue Shield as Tenant

10.15	**	Credit and Guaranty Agreement, dated as of October 17, 2002

21.1	**	Subsidiaries of the Registrant

23.1		Consent of Ernst & Young

23.2	**	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)

23.3	**	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1)

24.1	**	Power of Attorney (included in Part II of this registration statement)

*	To be supplied by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit.

(b)  Financial Statement Schedules

Schedule I       Summary of Investments—Other than Investments in Related Parties

Schedule III    Supplementary Insurance Information

Schedule V      Valuation and Qualifying Accounts

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(a)(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York on this 21st day of October, 2002.

WELLCHOICE, INC.

By:	/S/ LINDA V. TIANO
Name: Linda V. Tiano Title: Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL A. STOCKER, M.D.* Michael A. Stocker, M.D.	Chief Executive Officer and Director	October 21, 2002

/S/ JOHN W. REMSHARD* John W. Remshard	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2002

/S/ PHILIP BRIGGS* Philip Briggs	Chairman of the Board of Directors	October 21, 2002

Hermes L. Ames, III	Director	, 2002

/S/ JOHN R. GUNN* John R. Gunn	Director	October 21, 2002

/S/ WILLIAM T. LEE* William T. Lee	Director	October 21, 2002

/S/ EDWARD J. MALLOY* Edward J. Malloy	Director	October 21, 2002

/S/ JOHN F. MCGILLICUDDY* John F. McGillicuddy	Director	October 21, 2002

/S/ ROBERT R. MCMILLAN* Robert R. McMillan	Director	October 21, 2002

/S/ ROBERT D. PAUL* Robert D. Paul	Director	October 21, 2002

/S/ VERONICA C. SANTILLI, M.D.* Veronica C. Santilli, M.D.	Director	October 21, 2002

Signature	Title	Date

/S/ STEPHEN S. SCHEIDT, M.D.* Stephen S. Scheidt, M.D.	Director	October 21, 2002

/S/ FREDERICK O. TERRELL* Frederick O. Terrell	Director	October 21, 2002

/S/ FAYE WATTLETON* Faye Wattleton	Director	October 21, 2002

/S/ John E. Zuccotti* John E. Zuccotti	Director	October 21, 2002

*By:	/S/ LINDA V. TIANO
Linda V. Tiano Senior Vice President and General Counsel Attorney-in-Fact

To the Board of Directors of
    Empire HealthChoice, Inc.

We have audited the consolidated financial statements of Empire HealthChoice, Inc. as of June 30, 2002 and as of December 31, 2001 and 2000, for the six months ended June 30, 2002 and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated August 23, 2002 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/    ERNST & YOUNG LLP
New York, New York
August 23, 2002

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

SCHEDULE I
SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES
(Dollars in thousands)

Type of Investment	Cost	Value			Amount at which shown in the balance sheet

Investments at June 30, 2002

Fixed maturities:
Bonds:
United States Government and government agencies and authorities	$495,636		$497,649		$497,649
Public utilities	25,000		25,240		25,240
All other corporate bonds	454,221		461,310		461,310
Certificates of Deposit	608		608		608

Total fixed maturities	975,465		984,807		984,807
Equity securities:
Common stocks
Industrial, miscellaneous and all other	33,426		29,919		29,919
Nonredeemable preferred stocks	15,056		14,994		14,994

Total equity securities	48,482		$44,913		44,913

Other long-term investments	27,868	×	×	×	27,868
Short-term investments	158,900	×	×	×	158,969

Total investments	$1,210,715	×	×	×	$1,216,557

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

SCHEDULE III
SUPPLEMENTARY INSURANCE INFORMATION
(Dollars in thousands)

	Unpaid Claims and Claim Expenses	Unearned Premiums
Segment

June 30, 2002:
Commercial managed care	$463,331	$26,869
Other insurance products and services	164,784	59,564

Total	$628,115	$86,433

December 31, 2001:
Commercial managed care	$457,755	$64,046
Other insurance products and services	176,375	56,136

Total	$634,130	$120,182

December 31, 2000:
Commercial managed care	$463,514	$44,246
Other insurance products and services	208,905	61,495

Total	$672,419	$105,741

	Premiums and Fees	Net Investment Income	Cost of Benefits Provided	Other Operating Expenses	Premium Written
Segment

Six months ended June 30, 2002:
Commercial managed care	$1,962,547	$26,570	$1,626,046	$253,448	$1,824,928
Other insurance products and services	591,568	7,433	430,960	151,492	501,140

Total	$2,554,115	$34,003	$2,057,006	$404,940	$2,326,068

Year ended December 31, 2001:
Commercial managed care	$3,401,900	$41,704	$2,877,902	$449,256	$3,267,616
Other insurance products and services	1,166,252	15,249	860,919	295,564	992,993

Total	$4,568,152	$56,953	$3,738,821	$744,820	$4,260,609

Year ended December 31, 2000:
Commercial managed care	$2,885,870	$59,861	$2,483,541	$370,212	$2,789,822
Other insurance products and services	1,255,984	27,671	942,876	316,568	1,090,678

Total	$4,141,854	$87,532	$3,426,417	$686,780	$3,880,500

Year ended December 31, 1999:
Commercial managed care	$2,300,566	$37,128	$1,990,966	$271,107	$2,237,103
Other insurance products and services	1,300,635	21,815	953,641	319,863	1,106,200

Total	$3,601,201	$58,943	$2,944,607	$590,970	$3,343,303

EMPIRE HEALTHCHOICE, INC. AND SUBSIDIARIES

SCHEDULE V
VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Description	Balance at beginning of period	Charged (Credited) to costs and expenses	Charged (Credited) to other accounts	Other (deductions) recoveries	Balance end of period
Six months ended June 30, 2002
Allowance for doubtful accounts	$12,440	$2,476	$—	$(230)	$14,686
Deferred tax assets valuation allowance	195,698	20	—	6,386	202,104

Year ended December 31, 2001
Allowance for doubtful accounts	$14,142	$1,542	$—	$(3,244)	$12,440
Deferred tax assets valuation allowance	196,845	135	—	(1,282)	195,698

Year ended December 31, 2000
Allowance for doubtful accounts	$19,190	$1,400	$—	$(6,448)	$14,142
Deferred tax assets valuation allowance	265,549	(74,540)	—	5,836	196,845

Year ended December 31, 1999
Allowance for doubtful accounts	$37,128	$2,400	$—	$(20,338)	$19,190
Deferred tax assets valuation allowance	259,548	9,139	—	(3,138)	265,549

S-4